As filed with the Securities and Exchange Commission on January 11, 2011

REGISTRATION NO. 333-
811-04440

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 67

SUN LIFE (N.Y.) VARIABLE ACCOUNT C
(Exact Name of Registrant)

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(Name of Depositor)

60 East 42nd Street, Suite 1115
New York, New York 10165
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code: (212) 983-6352

Sandra M. DaDalt, Assistant Vice President and Senior Counsel
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park, SC 2335
Wellesley Hills, Massachusetts 02481
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement or as soon thereafter as practicable. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Variable Portion of the Contracts Funded Through the Separate Account.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

PART A

XXXXXX, 2011
SUN LIFE FINANCIAL MASTERS® FLEX II NY PROSPECTUS

Sun Life Insurance and Annuity Company of New York and Sun Life (N.Y.) Variable Account C offer the flexible payment deferred annuity contracts described in this Prospectus to individuals. You may choose among a number of fixed and variable investment options. The variable options are Sub-Accounts in the Variable Account, each of which invests in shares of one of the following funds (the “Funds”):

Large-Cap Equity Funds	Specialty Sector Equity Fund
Columbia Marsico 21st Century Fund, Variable Series, Class B	MFS® Utilities Portfolio, Service Class
Columbia Marsico Growth Fund, Variable Series, Class B	Specialty Sector Commodity Funds
Fidelity® Variable Insurance Products Fund Contrafund®	PIMCO CommodityRealReturnTM Strategy Portfolio,
Portfolio, Service Class 2	Administrative Class
Invesco Van Kampen V.I. Comstock Fund, Series II	Real Estate Equity Fund
Lord Abbett Series Fund Fundamental Equity Portfolio, Class VC	Sun Capital Global Real Estate Fund, Service Class
MFS® Core Equity Portfolio, Service Class	Asset Allocation Funds
MFS® Value Portfolio, Service Class	AllianceBernstein Balanced Wealth Strategy Portfolio, Class B
Mutual Shares Securities Fund, Class 2	BlackRock Global Allocation V.I. Fund, Class III
Oppenheimer Capital Appreciation Fund/VA, Service Shares	Fidelity® Variable Insurance Products Balanced
SCSM BlackRock Large Cap Index Fund, Service Class	Portfolio, Service Class 2
SCSM Davis Venture Value Fund, Service Class	Franklin Income Securities Fund, Class 2
SCSM Lord Abbett Growth & Income Fund, Service Class	Invesco Van Kampen V.I. Equity and Income Fund, Series II
SCSM WMC Large Cap Growth Fund, Service Class	MFS® Global Tactical Allocation Portfolio, Service Class
Mid-Cap Equity Funds	MFS® Total Return Portfolio, Service Class
Fidelity® Variable Insurance Products Fund Mid Cap	PIMCO Global Multi-Asset Portfolio, Advisor Class
Portfolio, Service Class 2	SCSM Ibbotson Balanced Fund, Service Class
Invesco Van Kampen V.I. Mid Cap Value Fund, Series II	SCSM Ibbotson Conservative Fund, Service Class
Lord Abbett Series Fund Growth Opportunities Portfolio, Class VC	SCSM Ibbotson Growth Fund, Service Class
SCSM Goldman Sachs Mid Cap Value Fund, Service Class	Target Date Funds
SCSM WMC Blue Chip Mid Cap Fund, Service Class	Fidelity® Variable Insurance Products Fund Freedom
Universal Institutional Funds, Inc. - Mid Cap Growth	2015 Portfolio, Service Class 2
Portfolio, Class II	Fidelity® Variable Insurance Products Fund Freedom
Small-Cap Equity Funds	2020 Portfolio, Service Class 2
Franklin Small Cap Value Securities Fund, Class 2	Money Market Fund
SCSM BlackRock Small Cap Index Fund, Service Class	Sun Capital Money Market Fund®, Service Class
SCSM Columbia Small Cap Value Fund, Service Class	Short-Term Bond Fund
SCSM Invesco Small Cap Growth Fund, Service Class	SCSM Goldman Sachs Short Duration Fund, Service Class
International/Global Equity Funds	Intermediate-Term Bond Funds
AllianceBernstein International Growth Portfolio, Class B	MFS® Bond Portfolio, Service Class
Columbia Marsico International Opportunities Fund,	MFS® Government Securities Portfolio, Service Class
Variable Series, Class B	SCSM PIMCO Total Return Fund, Service Class
MFS® International Growth Portfolio, Service Class	Sun Capital Investment Grade Bond Fund®, Service Class
MFS® International Value Portfolio, Service Class	Inflation Protected Bond Fund
MFS® Research International Portfolio, Service Class	SCSM BlackRock Inflation Protected Bond Fund, Service Class
Oppenheimer Global Securities Fund/VA, Service Shares	Multi-Sector Bond Fund
SCSM AllianceBernstein International Value Fund, Service Class	Franklin Strategic Income Securities Fund, Class 2
SCSM BlackRock International Index Fund, Service Class	High Yield Bond Fund
Templeton Growth Securities Fund, Class 2	SCSM PIMCO High Yield Fund, Service Class
International/Global Small/Mid-Cap Equity Fund	Emerging Markets Bond Fund
First Eagle Overseas Variable Fund	PIMCO Emerging Markets Bond Portfolio, Administrative Class
Emerging Markets Equity Funds
Lazard Retirement Emerging Markets Equity Portfolio,
Service Class
MFS® Emerging Markets Equity Portfolio, Service Class

We have filed a Statement of Additional Information dated XXXXX, 2011 (the “SAI”) with the Securities and Exchange Commission (the “SEC”), which is incorporated by reference in this Prospectus. The table of contents for the SAI is on page 51 of this Prospectus. You may obtain a copy without charge by writing to us at the address shown below  or by telephoning (800) 447-7569. In addition, you can inspect and copy all of our filings at the SEC's public reference facilities at: 100 F Street, N.E., Washington, D.C. 20549-0102, telephone (202) 551-8090. The SEC will provide copies by mail for a fee. The SEC also maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file with the SEC.

The Contracts are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency. The SEC has not approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. Please read this Prospectus and the Fund prospectuses carefully before investing and keep them for future reference. They contain important information about the Contracts and the Funds.

Any reference in this Prospectus to receipt by us means receipt at the following mailing address: Sun Life Insurance and Annuity Company of New York, P.O. Box 9133, Wellesley Hills, Massachusetts 02481.

TABLE OF CONTENTS

SPECIAL TERMS [INSERT PAGE NUMBER]
PRODUCT HIGHLIGHTS [INSERT PAGE NUMBER]
FEES AND EXPENSES [INSERT PAGE NUMBER]
EXAMPLE [INSERT PAGE NUMBER]
CONDENSED FINANCIAL INFORMATION [INSERT PAGE NUMBER]
THE ANNUITY CONTRACT [INSERT PAGE NUMBER]
COMMUNICATING TO US ABOUT YOUR CONTRACT [INSERT PAGE NUMBER]
Electronic Account Information [INSERT PAGE NUMBER]
SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK [INSERT PAGE NUMBER]
THE VARIABLE ACCOUNT [INSERT PAGE NUMBER]
VARIABLE ACCOUNT OPTIONS: THE FUNDS [INSERT PAGE NUMBER]
THE FIXED ACCOUNT OPTIONS: THE DCA PERIODS [INSERT PAGE NUMBER]
THE ACCUMULATION PHASE [INSERT PAGE NUMBER]
Issuing Your Contract [INSERT PAGE NUMBER]
Amount and Frequency of Purchase Payments [INSERT PAGE NUMBER]
Allocation of Net Purchase Payments [INSERT PAGE NUMBER]
Your Account [INSERT PAGE NUMBER]
Your Account Value [INSERT PAGE NUMBER]
Variable Account Value [INSERT PAGE NUMBER]
Fixed Account Value [INSERT PAGE NUMBER]
Transfer Privilege [INSERT PAGE NUMBER]
Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates [INSERT PAGE NUMBER]
Other Programs [INSERT PAGE NUMBER]
WITHDRAWALS AND WITHDRAWAL CHARGE [INSERT PAGE NUMBER]
Cash Withdrawals [INSERT PAGE NUMBER]
Withdrawal Charge [INSERT PAGE NUMBER]
Types of Withdrawals not Subject to Withdrawal Charge [INSERT PAGE NUMBER]
CONTRACT CHARGES [INSERT PAGE NUMBER]
Account Fee [INSERT PAGE NUMBER]
Administrative Expense Charge and Distribution Fee [INSERT PAGE NUMBER]
Mortality and Expense Risk Charge [INSERT PAGE NUMBER]
Charges for Optional Benefits [INSERT PAGE NUMBER]
Premium Taxes [INSERT PAGE NUMBER]
Fund Expenses [INSERT PAGE NUMBER]
OPTIONAL LIVING BENEFIT: SUN INCOME RISER® III [INSERT PAGE NUMBER]
Key Terms [INSERT PAGE NUMBER]
Description of the Living Benefit [INSERT PAGE NUMBER]
Important Considerations [INSERT PAGE NUMBER]
Withdrawal Benefit Base [INSERT PAGE NUMBER]
Lifetime Withdrawal Percentage [INSERT PAGE NUMBER]
Annual Withdrawal Amount [INSERT PAGE NUMBER]
Bonus and Bonus Base [INSERT PAGE NUMBER]
Step-Up [INSERT PAGE NUMBER]
Impact of Withdrawals [INSERT PAGE NUMBER]
Cost of the Living Benefit [INSERT PAGE NUMBER]
Cancellation of the Benefit [INSERT PAGE NUMBER]
Death of Owner - Single-Life Coverage [INSERT PAGE NUMBER]
Death of Owner - Joint-Life Coverage [INSERT PAGE NUMBER]
Annuitization Under the Living Benefit [INSERT PAGE NUMBER]
Tax Issues Under the Living Benefit [INSERT PAGE NUMBER]
DESIGNATED FUNDS [INSERT PAGE NUMBER]
BUILD YOUR OWN PORTFOLIO [INSERT PAGE NUMBER]
DEATH BENEFIT [INSERT PAGE NUMBER]
Amount of Death Benefit [INSERT PAGE NUMBER]
The Basic Death Benefit [INSERT PAGE NUMBER]
Optional Death Benefit [INSERT PAGE NUMBER]
Spousal Continuance [INSERT PAGE NUMBER]
Calculating the Death Benefit [INSERT PAGE NUMBER]
Method of Paying Death Benefit [INSERT PAGE NUMBER]
Non-Qualified Contracts [INSERT PAGE NUMBER]
Selection and Change of Beneficiary [INSERT PAGE NUMBER]
Payment of Death Benefit [INSERT PAGE NUMBER]
THE INCOME PHASE - ANNUITY PROVISIONS [INSERT PAGE NUMBER]
Selection of Annuitant(s) [INSERT PAGE NUMBER]
Selection of the Annuity Commencement Date [INSERT PAGE NUMBER]
Annuity Options [INSERT PAGE NUMBER]
Selection of Annuity Option [INSERT PAGE NUMBER]
Amount of Annuity Payments [INSERT PAGE NUMBER]
Transfer of Variable Annuity Units [INSERT PAGE NUMBER]
Account Fee [INSERT PAGE NUMBER]
Annuity Payment Rates [INSERT PAGE NUMBER]
Annuity Options as Method of Payment for Death Benefit [INSERT PAGE NUMBER]
OTHER CONTRACT PROVISIONS [INSERT PAGE NUMBER]
Exercise of Contract Rights [INSERT PAGE NUMBER]
Change of Ownership [INSERT PAGE NUMBER]
Voting of Fund Shares [INSERT PAGE NUMBER]
Reports to Owners [INSERT PAGE NUMBER]
Substitution of Securities [INSERT PAGE NUMBER]
Change in Operation of Variable Account [INSERT PAGE NUMBER]
Splitting Units [INSERT PAGE NUMBER]
Modification [INSERT PAGE NUMBER]
Reservation of Rights [INSERT PAGE NUMBER]
Right to Return [INSERT PAGE NUMBER]
TAX PROVISIONS [INSERT PAGE NUMBER]
ADMINISTRATION OF THE CONTRACT [INSERT PAGE NUMBER]
DISTRIBUTION OF THE CONTRACT [INSERT PAGE NUMBER]
AVAILABLE INFORMATION [INSERT PAGE NUMBER]
STATE REGULATION [INSERT PAGE NUMBER]
LEGAL PROCEEDINGS [INSERT PAGE NUMBER]
FINANCIAL STATEMENTS [INSERT PAGE NUMBER]
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION [INSERT PAGE NUMBER]
APPENDIX A - GLOSSARY [INSERT PAGE NUMBER]
APPENDIX B - WITHDRAWAL CHARGE CALCULATIONS [INSERT PAGE NUMBER]
APPENDIX C - OPTIONAL LIVING BENEFIT EXAMPLES [INSERT PAGE NUMBER]
APPENDIX D - BUILD YOUR OWN PORTFOLIO [INSERT PAGE NUMBER]

SPECIAL TERMS

Your Contract is a legal document that uses a number of specially defined terms. We explain most of the terms that we use in this Prospectus in the context where they arise, and some are self-explanatory. In addition, for convenient reference, we have compiled a list of these terms in the Glossary included at the back of this Prospectus as Appendix A. If, while you are reading this Prospectus, you come across a term that you do not understand, please refer to the Glossary for an explanation.

PRODUCT HIGHLIGHTS

The headings in this section correspond to headings in the Prospectus under which we discuss these topics in more detail.

The Annuity Contract

The Sun Life Financial Masters® Flex II NY Contract provides a number of important benefits for your retirement planning. You are eligible to purchase a Contract if you are age 85 or younger on the Open Date. During the Accumulation Phase, you make Purchase Payments under the Contract and allocate them to one or more of the Variable Account options or the Fixed Account options available through our dollar-cost averaging program. During the Income Phase, we make annuity payments to you or someone else based on the amount you have accumulated. The Contract provides tax-deferral so that you do not pay taxes on your earnings until you withdraw them. When purchased in connection with a tax-qualified plan, the Contract provides no additional tax-deferral benefits because tax-qualified plans confer their own tax-deferral. The Contract also provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by purchasing the optional death benefit, at an additional cost if you are younger than age 75 on the Open Date.

The Accumulation Phase

Under most circumstances, you can buy the Contract with an initial Purchase Payment of $10,000 or the maximum annual Individual Retirement Annuity contribution, unless we waive these limits. You can make additional Purchase Payments at any time during the Accumulation Phase. Currently there is no minimum amount required for additional Purchase Payments. However, we reserve the right to require that each additional Purchase Payment be at least $1,000. We will not accept, without our prior approval, a Purchase Payment if your Account Value is over $2 million or, if the Purchase Payment would cause your Account Value to exceed $2 million. These general requirements for Purchase Payments apply even if you elect the Sun Income Riser® III living benefit. In addition, if you elect the Sun Income Riser III living benefit, you can only make additional Purchase Payments during your first Contract Year.

Variable Account Options: The Funds

You can allocate your Purchase Payments among the Sub-Accounts investing in a number of Fund options. You may also transfer among the Funds. Each Fund is either a mutual fund registered under the Investment Company Act of 1940 or a separate securities portfolio of shares of such a mutual fund. The investment returns on the Funds are not guaranteed. You can make or lose money.

The Fixed Account Options: The DCA Periods

You can allocate your Purchase Payments to one of the Fixed Account options available through our dollar-cost averaging (“DCA”) program: 6-month DCA Period and 12-month DCA Period. Each DCA Period earns interest at a Guaranteed Interest Rate that we publish. We may change the Guaranteed Interest Rate from time to time, but no Guaranteed Interest Rate will ever be less than the minimum guaranteed rate required by law. Once we have accepted your allocation to a particular DCA Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the DCA Period. We reserve the right to or stop offering the DCA program. (See “Other Programs.”)

Fees and Expenses

The Contract has insurance features and investment features, and there are costs related to each.

If your Account Value is less than $100,000 on your Contract Anniversary, we deduct a $30 Annual Account Fee. We will waive the Account Fee if your Account Value is $100,000 or more on your Contract Anniversary.

During the Accumulation Phase, we deduct a mortality and expense risk charge at an annual rate of 1.30% of the average daily value of the Contract invested in the Variable Account.

We also deduct an administrative charge at an annual rate of 0.15% of the average daily value and a distribution fee at an annual rate of 0.20% of the average daily value of the Contract invested in the Variable Account.

We may assess a withdrawal charge on certain amounts that you withdraw during the first four Contract Years after your Issue Date.. The withdrawal charge (also known as a “contingent deferred sales charge”) starts at 8% in the first Contract Year and declines to 0% after four complete years.

Currently, you can transfer your Account Value among the underlying Funds free of charge. However, we reserve the right to impose a charge of up to $15 per transfer. We limit the number of your Fund transfers to 12 per year. (See “Transfer Privilege.”)

If you elect the optional death benefit, we will deduct, during the Accumulation Phase, an additional charge from the assets of the Variable Account at an annual rate of 0.40% of the average daily value of your Contract.

If you elect Sun Income Riser® III, we will assess a periodic charge. The annual amount of the charge will not exceed 1.75% for single-life coverage, and 1.95% for joint-life coverage, of the highest Withdrawal Benefit Base during the Contract Year.

In addition to the charges we impose under the Contract, there are also charges (which include management fees and operating expenses) imposed by the Funds. The charges vary depending upon which Fund(s) you have selected.

Optional Living Benefit

At issue, you may choose to participate in the optional living benefit available under your Contract. Sun Income Riser® III (“Sun Income Riser III”) offers a guaranteed withdrawal benefit with an opportunity for a bonus to be added to your benefit base if you defer taking withdrawals during a specified time period under your Contract.

If you are age 59 or older, Sun Income Riser III offers lifetime income even if your Account Value declines to zero, provided that you limit the amount you withdraw annually to a specified percentage of your benefit base and you limit your investments to the Designated Funds. (See “Description of the Living Benefit” and “Annual Withdrawal Amount.”) Sun Income Riser III also allows you to “step-up,” or increase, your guaranteed amount on an annual basis, if eligible. You will pay a fee for Sun Income Riser III.

Sun Income Riser III is available only if you are age 80 or younger on the Open Date. If you want to participate in Sun Income Riser III, you must elect it when you purchase your Contract.

Under Sun Income Riser III, you may make Purchase Payments only during your first Contract Year. Purchase Payments allocated to investment options other than the Designated Funds will only terminate Sun Income Riser III. Withdrawals taken in excess of allowable amounts, or withdrawals taken prior to certain dates, may severely decrease your Account Value or cause your Contract and Sun Income Riser III to terminate without value.

You may terminate Sun Income Riser III at any time. In addition, Sun Income Riser III will terminate if you annuitize or if you transfer any portion of your Account Value to an investment option other than one of the Designated Funds. In certain circumstances, a change of ownership may also terminate your living benefit. Upon termination, all benefits and fees associated with Sun Income Riser III will cease. Once terminated, Sun Income Riser III may not be reinstated.

The Income Phase: Annuity Provisions

If you want to receive regular income from your annuity after the Annuity Commencement Date, you can select one of several Annuity Options. You can choose to receive annuity payments on a fixed or variable basis. If you choose to receive any part of your annuity payments on a variable basis, the dollar amount of the payments may fluctuate with the performance of the underlying Funds. Subject to the Maximum Annuity Commencement Date, you decide when your Income Phase will begin but, once it begins, you cannot change your choice of annuity payment option.

During the Income Phase, we will deduct total insurance charges at an annual rate of 1.65% of your average daily Annuity Unit values. We will not deduct the mortality and expense risks charge; nor will we deduct the charges for any optional living benefit or optional death benefit. The 1.65% insurance charge, which includes an administrative expense charge and a distribution fee, compensates us for the risks and expenses associated with providing annuity payments during the Income Phase.

Death Benefit

If you die before the Contract reaches the Income Phase, the Beneficiary will receive a death benefit. The amount of the death benefit depends upon whether you choose the basic death benefit or, for a fee, the optional death benefit. The basic death benefit pays the greater of your Account Value or your total Purchase Payments (adjusted for withdrawals), both calculated as of your Death Benefit Date. If you are younger than age 75 on the Open Date, you may purchase the Maximum Anniversary Account Value (“MAV”) optional death benefit which pays the greater of the basic death benefit and the highest Account Value on any Contract Anniversary (adjusted for withdrawals) prior to age 81. You must make your election before your Issue Date. Your death benefit election may not be changed after your Issue Date.

Withdrawals and Withdrawal Charge

You can withdraw money from your Contract during the Accumulation Phase. You may withdraw a portion of your Account Value each year without the imposition of a withdrawal charge. During the first four Contract Years, this “free withdrawal amount” is equal to 10% of the amount of all Purchase Payments made minus all withdrawals that were not subject to withdrawal charges taken during the current Contract Year. All other amounts are subject to the withdrawal charge. After the end of the fourth Contract Year, any amount you withdraw is free of withdrawal charges. You may have to pay income taxes and tax penalties on money you withdraw.

Right to Return

Your Contract contains a “free look” provision. If you cancel your Contract within 10 days after receiving it, we will send you your Account Value as of the day we receive your cancellation request, in good order. (This amount may be more or less than the original Purchase Payment.) We will not deduct a withdrawal charge.

Tax Provisions

Your earnings are not taxed until you take them out. If you withdraw money during the Accumulation Phase, earnings come out first and are taxed as income. If your Contract is a Non-Qualified Contract, it is possible that the election of Sun Income Riser III might increase the taxable portion of any withdrawal you make from the Contract. If you are younger than 59½ when you take money out, you may be charged a 10% federal tax penalty on taxable amounts.

NOTE ABOUT OTHER ANNUITY CONTRACTS THAT WE OFFER: In addition to the Contracts, we currently offer many other forms of annuity contracts with a wide variety of features, benefits and charges. Depending on your circumstances and needs, some of these other contracts may be at a lower cost to you. Not all of the annuity contracts that we offer are available in all jurisdictions or through all of the selling agents who offer the contracts. You should consider with your selling agent what annuity contract or financial product is most consistent with your needs and preferences.

If you have any questions about your Contract or need more information, please contact us at:

Sun Life Insurance and Annuity Company of New York
P. O. Box 9133
Wellesley Hills, Massachusetts 02481
Toll Free (800) 447-7569
www.sunlife.com/us

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.1

The table below describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options.

Contract Owner Transaction Expenses

Maximum Withdrawal Charge (as a percentage of Purchase Payments withdrawn):	8%2

Number of Contract Years Since Issue Date	0-1	1-2	2-3	3-4	4 or more

Withdrawal Charge	8%	8%	7%	6%	0%

Maximum Fee Per Transfer (currently $0):	$15

Premium Taxes (as a percentage of Account Value or total Purchase Payments):	0%3

The tables below describe the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

Annual Account Fee	$ 304

Variable Account Annual Expenses
(as a percentage of net Variable Account assets)5

Mortality and Expense Risk Charge:	1.30%
Administrative Expense Charge:	0.15%
Distribution Fee:	0.20%

Total Variable Account Annual Expenses (without optional benefits):	1.65%

Charge for Optional Death Benefit

Fee as a % of Variable Account Value
Maximum Anniversary Account Value Death Benefit (“MAV”) (as a percentage of Variable Account Value):	0.40%6

Charge for Optional Living Benefit

Maximum Annual Fee
Sun Income Riser III Living Benefit (as a percentage of the highest Withdrawal Benefit Base7 during the Contract Year):	1.95%8

Total Variable Account Annual Expenses (1.65%) plus Maximum Charges for the Optional Death Benefit (0.40%) and Sun Income Riser III Living Benefit (1.95%):	4.00%9

The table below shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses as a percentage of average daily Fund net assets that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)%		%

The expenses shown, which include any acquired fund fees and expenses, are those incurred for the year ended December 31, 2010, and were provided by the Funds. We have not independently verified the accuracy of the Fund expense information. Current or future expenses may be greater or less than those shown. For more information about Fund expenses, including a description of any applicable fee waiver or expense reimbursement arrangement, see the Fund prospectuses.

1
The fee tables apply to the Accumulation Phase of the Contract and reflect the maximum charges unless otherwise noted. See "Contract Charges." During the Income Phase, the fees will be different than the Total Variable Account Annual Expenses described in the fee table. After you annuitize, we will deduct total insurance charges at an annual rate of 1.65% of your average daily Annuity Unit values; we will no longer deduct a mortality and expense risk charge or the charges for the optional living benefit or the optional death benefit. The 1.65% insurance charge, which includes the administrative expense charge and a distribution fee, compensates us for the risks and expenses associated with providing annuity payments during the Income Phase.

2
A portion of your Account may be withdrawn each year without imposition of any withdrawal charge and, after four complete Contract Years, it may be withdrawn free of the withdrawal charge. (See “Withdrawal Charges.”)

3	The premium tax rate and base vary between 0% and 3.5% depending on your state of residence and the type of Contract you own. Currently in New York, there is no premium tax. (See “Premium Taxes.”)

4	The Annual Account Fee is waived if your Account Value is $100,000 or more on your Contract Anniversary. (See “Account Fee.”)

5
All of the Variable Account Annual Expenses, except for the charges for Sun Income Riser III, are assessed as a percentage of average daily net Variable Account assets. The charge for Sun Income Riser III is assessed on a quarterly basis.

6	The MAV optional death benefit is described under “Death Benefit.” It is currently available only if you are younger than age 75 on the Open Date.

7
The Withdrawal Benefit Base initially is equal to your initial Purchase Payment, and thereafter is subject to certain adjustments. See “Withdrawal Benefit Base” under “Optional Living Benefit - Sun Income Riser III.”

8
The charge for Sun Income Riser III shown is assessed and deducted quarterly based upon the Withdrawal Benefit Base and is taken on the last day of each Account Quarter. Different charges may apply depending on whether you have elected single-life or joint-life coverage. On the Issue Date, your Withdrawal Benefit Base is equal to your initial Purchase Payment and is, thereafter, subject to certain adjustments. We reserve the right to increase or decrease the percentage rate used to calculate the fee for Sun Income Riser III at any time, but the rate will never exceed the maximum annual rate of 1.95% for joint-life, or 1.75% for single-life, coverage. The current annual rates and maximum annual rates are shown in the chart under “Charge for the Optional Living Benefit.”

9
This amount assumes that MAV (0.40%) was selected and Sun Income Riser III with joint-life coverage (1.95%) was also selected (in addition to the 1.30% Mortality and Expense Risk Charge, the 0.15% Administrative Expense Charge, and the 0.20% Distribution Fee). It also assumes that Sun Income Riser III’s initial Withdrawal Benefit Base is equal to the initial Purchase Payment. If the Withdrawal Benefit Base changes, the charge for Sun Income Riser III and your Total Variable Account Annual Expenses would be higher or lower.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, variable account annual expenses, and Fund fees and expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated and that your Contract combines the features producing the highest maximum charges, including the MAV optional death benefit and Sun Income Riser IIIwith joint-life coverage. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Funds. For purposes of converting the Annual Account Fee to a percentage, the Example assumes an average Contract size of $30,000. In addition, this Example assumes no transfers were made and no premium taxes were deducted. If these arrangements were considered, the expenses shown would be higher.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)	If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years

$	$	$	$

(2)	If you annuitize your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years

$	$	$	$

(3)	If you do not surrender your Contract:

1 year	3 years	5 years	10 years

$	$	$	$

The fee table and Example should not be considered a representation of past or future expenses and charges of the Sub-Accounts. Your actual expenses may be greater or less than those shown. The Example does not include the deduction of state premium taxes, which may be assessed upon full surrender, death or annuitization, or any taxes and penalties you may be required to pay if you surrender the Contract. This Example also does not take into consideration any fee waiver or expense reimbursement arrangement of the Funds. If these arrangements were taken into consideration, the expenses shown would be lower. Similarly, the 5% annual rate of return assumed in the Example is not intended to be representative of past or future investment performance. For more information about Fund expenses, including a description of any applicable fee waiver or expense reimbursement arrangement, see the prospectuses for the Funds.

For information concerning compensation paid for the sale of the Contracts, see “Distribution of the Contract.”

CONDENSED FINANCIAL INFORMATION

As of the date of this Prospectus, no Contract had yet been issued. Accordingly, historical information about the value of the units we use to measure the variable portion of your Contract is not yet available.

THE ANNUITY CONTRACT

Sun Life Insurance and Annuity Company of New York and Sun Life (N.Y.) Variable Account C (the “Variable Account”) offer the Contract on an individual basis for use in connection with retirement planning. Annuities are long-term investment vehicles designed for retirement planning, and are not suitable for short-term investing or speculation. Persons wishing to employ such strategies should not purchase a Contract. We issue the Contract directly to the individual Owner of the Contract. In this Prospectus, unless we state otherwise, we address Owners of Contracts as “you.” For the purpose of determining benefits under the Contracts, we establish an Account for each Owner, which we will refer to as “your” Account.

Your Contract provides certain features that may benefit you in retirement planning.

•
It has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you make Purchase Payments under the Contract and allocate them to one or more of the Variable Account options or the Fixed Account options available through our DCA program. During the Income Phase, we make annuity payments based on the amount you have accumulated. Annuity payments can be fixed or variable. When you choose variable options, you assume the investment risk. When you choose fixed options, we assume the investment risk.

•
It also has tax deferral, so that you do not pay taxes on your earnings under your Contract until you withdraw them. However, if you purchase your Contract in connection with a tax-qualified plan, your purchase should be made for reasons other than tax-deferral. Tax-qualified plans provide tax-deferral without the need for purchasing an annuity contract.

•	It provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by electing the optional death benefit for an additional charge.

•	If you so elect, during the Income Phase, it provides annuity payments to you or someone else for life or for another period that you choose.

The Contract is designed for use in connection with personal retirement and deferred compensation plans, some of which qualify for favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code. The Contract is also designed so that it may be used in connection with certain non-tax-qualified retirement plans, such as payroll savings plans and such other groups (trusteed or non-trusteed) as may be eligible under applicable law. We refer to Contracts used with plans that receive favorable tax treatment as “Qualified Contracts,” and all other Contracts as “Non-Qualified Contracts.” A qualified retirement plan generally provides tax-deferral regardless of whether the plan invests in an annuity contract. A decision to purchase an annuity contract should not be based on the assumption that the purchase of an annuity contract is necessary to obtain tax-deferral benefits under a qualified retirement plan.

You should work with your registered representative to decide whether an optional benefit is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

COMMUNICATING TO US ABOUT YOUR CONTRACT

You may submit transaction requests or otherwise communicate with us in writing or by telephone. All materials mailed to us, including Purchase Payments, must be sent to our mailing address as set forth at the beginning of this Prospectus. For all telephone communications, you must call (800) 447-7569. In addition, the authorized registered representative of the broker-dealer of record may submit transfer requests on your behalf in writing, by telephone, or over the Internet on our broker website. To use the broker website, the registered representative must first consent to our online terms of use. (See “Requests for Transfers” under “Transfer Privilege.”)

Unless this Prospectus states differently, we will consider all materials sent to us and all telephone communications to be received on the date we actually receive them at our mailing address or at (800) 447-7569. However, we will consider all financial transactions, including Purchase Payments, withdrawal requests and transfer instructions, to be received on the next Business Day if we receive them (1) on a day that is not a Business Day or (2) after the close of regular trading on the New York Stock Exchange, which is normally 4:00 p.m., Eastern Time. In some cases, receipt of requests for financial transactions by the broker-dealer of record will be deemed to be constructive receipt by us. This would include only cases where we have a specific agreement with the broker-dealer that provides for this treatment and the broker-dealer electronically forwards to us the request promptly after the end of the Business Day on which it receives the request in good order. In such cases, financial transactions received by us in good order will be priced that Business Day, provided the broker-dealer received the request before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m. For information about whether we have this type of arrangement with your broker-dealer, you may call us at the above number.

Certain methods of contacting us, such as by telephone or over the Internet, may be unavailable or delayed. Any computer or telephone system (including yours, ours, and your registered representative’s) can experience delays or outages that may delay or prevent us from processing your request. While we have taken reasonable precautions to allow our systems to accommodate heavy usage, we do not guarantee access or reliability under all circumstances. If you experience delays or an outage, you may submit your request to us in writing to our mailing address, as set forth at the beginning of this Prospectus.

When we specify that notice to us must be in writing, we reserve the right, at our sole discretion, to accept notice in another form.

Electronic Account Information

Contract Owners may elect to receive prospectuses, transaction confirmations, reports and other communications in electronic format, instead of receiving paper copies of these documents. To enroll in this optional electronic delivery service Contract Owners must register and log on to our Internet customer website at https://customerlink.sunlife-usa.com. First-time users of this website can enroll in this electronic delivery service by selecting “eDeliver Documents” when registering to use the website. If you are already a registered user of this website, you can enroll in the electronic delivery service by logging on to your account and selecting “eDeliver Documents” on the “Update Profile” page.   The electronic delivery service is subject to various terms and conditions, including a requirement that you promptly notify us of any change in your e-mail address, in order to avoid any disruption of deliveries to you. You may obtain more information and assistance at the above-mentioned internet location or by writing us at our mailing address or by telephone at (800) 447-7569.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

We are a stock life insurance company incorporated under the laws of New York on May 25, 1983. We do business primarily in New York. Our Home Office is located at 60 East 42nd Street, Suite 1115, New York, New York 10165.

We are ultimately controlled by Sun Life Financial Inc. (“Sun Life Financial”). Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, and Philippine stock exchanges.

THE VARIABLE ACCOUNT

We established the Variable Account as a separate account on October 18, 1985, pursuant to a resolution of our Board of Directors. The Variable Account funds the Contract and various other variable annuity contracts that we offer. These other products may have features, benefits and charges that are different from those under the Contract.

Under New York insurance law and the Contract, the income, gains or losses of the Variable Account are credited to or charged against the assets of the Variable Account without regard to the other income, gains, or losses of the Company. These assets are held in relation to the Contract and other variable annuity contracts that provide benefits that vary in accordance with the investment performance of the Variable Account. The assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business we conduct. All obligations arising under a Contract, including the promise to make annuity payments, and the optional living benefit and death benefit guarantees, are general corporate obligations of the Company and, as such, are subject to the claims of the Company’s creditors.

The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of a specific Fund. All amounts allocated by you to a Sub-Account will be used to purchase Fund shares at their net asset value. Any and all distributions made by the Funds with respect to the shares held by the Variable Account will be reinvested to purchase additional Fund shares at their net asset value. Deductions from the Variable Account for cash withdrawals, annuity payments, death benefits, Account Fees, Contract charges against the assets of the Variable Account for the assumption of mortality and expense risks, administrative expenses, optional benefits, and any applicable taxes will, in effect, be made by redeeming the number of Fund shares at their net asset value equal in total value to the amount to be deducted. The Variable Account will be fully invested in Fund shares at all times.

VARIABLE ACCOUNT OPTIONS: THE FUNDS

The Contract offers Sub-Accounts that invest in a number of Fund investment options. Each Fund is a mutual fund registered under the Investment Company Act of 1940, or a separate series of shares of such a mutual fund.

Large-Cap Equity Funds	Specialty Sector Equity Fund
Columbia Marsico 21st Century Fund, Variable Series, Class B	MFS® Utilities Portfolio, Service Class
Columbia Marsico Growth Fund, Variable Series, Class B	Specialty Sector Commodity Funds
Fidelity® Variable Insurance Products Fund Contrafund®	PIMCO CommodityRealReturn® Strategy Portfolio,
Portfolio, Service Class 23	Administrative Class
Invesco Van Kampen V.I. Comstock Fund, Series II	Real Estate Equity Fund
Lord Abbett Series Fund Fundamental Equity Portfolio, Class VC	Sun Capital Global Real Estate Fund, Service Class
MFS® Core Equity Portfolio, Service Class	Asset Allocation Funds
MFS® Value Portfolio, Service Class	AllianceBernstein Balanced Wealth Strategy Portfolio, Class B
Mutual Shares Securities Fund, Class 2	BlackRock Global Allocation V.I. Fund, Class III
Oppenheimer Capital Appreciation Fund/VA, Service Shares	Fidelity® Variable Insurance Products Balanced
SCSM BlackRock Large Cap Index Fund, Service Class	Portfolio, Service Class 23
SCSM Davis Venture Value Fund, Service Class	Franklin Income Securities Fund, Class 2
SCSM Lord Abbett Growth & Income Fund, Service Class	Invesco Van Kampen V.I. Equity and Income Fund, Series II
SCSM WMC Large Cap Growth Fund, Service Class	MFS® Global Tactical Allocation Portfolio, Service Class
Mid-Cap Equity Funds	MFS® Total Return Portfolio, Service Class
Fidelity® Variable Insurance Products Fund Mid Cap	PIMCO Global Multi-Asset Portfolio, Advisor Class1
Portfolio, Service Class 23	SCSM Ibbotson Balanced Fund, Service Class1
Invesco Van Kampen V.I. Mid Cap Value Fund, Series II	SCSM Ibbotson Conservative Fund, Service Class1
Lord Abbett Series Fund Growth Opportunities Portfolio, Class VC	SCSM Ibbotson Growth Fund, Service Class1
SCSM Goldman Sachs Mid Cap Value Fund, Service Class	Target Date Funds
SCSM WMC Blue Chip Mid Cap Fund, Service Class	Fidelity® Variable Insurance Products Fund Freedom
Universal Institutional Funds, Inc. - Mid Cap Growth	2015 Portfolio, Service Class 21,3
Portfolio, Class II4	Fidelity® Variable Insurance Products Fund Freedom
Small-Cap Equity Funds	2020 Portfolio, Service Class 21,3
Franklin Small Cap Value Securities Fund, Class 2	Money Market Fund
SCSM BlackRock Small Cap Index Fund, Service Class	Sun Capital Money Market Fund®, Service Class
SCSM Columbia Small Cap Value Fund, Service Class	Short-Term Bond Fund
SCSM Invesco Small Cap Growth Fund, Service Class	SCSM Goldman Sachs Short Duration Fund, Service Class
International/Global Equity Funds	Intermediate-Term Bond Funds
AllianceBernstein International Growth Portfolio, Class B	MFS® Bond Portfolio, Service Class
Columbia Marsico International Opportunities Fund,	MFS® Government Securities Portfolio, Service Class
Variable Series, Class B	SCSM PIMCO Total Return Fund, Service Class
MFS® International Growth Portfolio, Service Class	Sun Capital Investment Grade Bond Fund®, Service Class
MFS® International Value Portfolio, Service Class	Inflation Protected Bond Fund
MFS® Research International Portfolio, Service Class	SCSM BlackRock Inflation Protected Bond Fund, Service Class
Oppenheimer Global Securities Fund/VA, Service Shares	Multi-Sector Bond Fund
SCSM AllianceBernstein International Value Fund, Service Class	Franklin Strategic Income Securities Fund, Class 2
SCSM BlackRock International Index Fund, Service Class	High Yield Bond Fund
Templeton Growth Securities Fund, Class 2	SCSM PIMCO High Yield Fund, Service Class
International/Global Small/Mid-Cap Equity Fund	Emerging Markets Bond Fund
First Eagle Overseas Variable Fund2	PIMCO Emerging Markets Bond Portfolio, Administrative Class
Emerging Markets Equity Funds
Lazard Retirement Emerging Markets Equity Portfolio,
Service Class
MFS® Emerging Markets Equity Portfolio, Service Class

1
These are Fund of Funds options and expenses of the Fund include the Fund level expenses of the underlying Funds as well. These Funds may be more expensive than Funds that do not invest in other Funds.

2	First Eagle Overseas Variable Fund does not have different share classes.
3
In marketing materials and other documents, the Fidelity® funds may be referred to as follows: Fidelity® VIP Contrafund® Portfolio, Fidelity® VIP Mid Cap Portfolio, Fidelity® VIP Balanced Portfolio, Fidelity® VIP Freedom 2015 Portfolio, and Fidelity® VIP Freedom 2020 Portfolio.

4	In marketing materials and other documents, the Universal Institutional Fund may be referred to as Morgan Stanley UIF Mid Cap Growth Portfolio.

AllianceBernstein L.P. advises the portfolios of the AllianceBernstein Variable Products Series Fund, Inc. BlackRock Advisors, LLC advises BlackRock Global Allocation V.I. Fund (sub-advised by BlackRock Investment Management, LLC and BlackRock International Limited). Columbia Management Investment Advisers, LLC, advises the Columbia Marsico Funds (sub-advised by Marsico Capital Management, LLC). Fidelity Management & Research Company advises Fidelity® VIP Portfolios; Fidelity® VIP Contrafund® Portfolio and Fidelity® VIP Mid Cap Portfolio (sub-advised by FMR Co. Inc., Fidelity Research & Analysis Company, Fidelity Management & Research (U.K.) Inc., Fidelity International Investment Advisors, Fidelity International Investment Advisors (U.K.) Limited, and Fidelity Investments Japan Limited); and Fidelity® VIP Balanced Portfolio (sub-advised by Fidelity Investments Money Management, Inc., FMR Co. Inc., Fidelity Research & Analysis Company, Fidelity Management & Research (U.K.) Inc., Fidelity International Investment Advisors, Fidelity International Investment Advisors (U.K.) Limited, and Fidelity Investments Japan Limited). First Eagle Investment Management, LLC advises First Eagle Overseas Variable Fund. Franklin Advisers, Inc. advises Franklin Income Securities Fund and Franklin Strategic Income Securities Fund. Franklin Advisory Services, LLC advises tFranklin Small Cap Value Securities Fund. Franklin Mutual Advisers, LLC advises Mutual Shares Securities Fund. Invesco Advisers, Inc. advises the funds of the AIM Variable Insurance Funds (Invesco Variable Insurance Funds). Lazard Asset Management LLC advises Lazard Retirement Portfolio. Lord, Abbett & Co. LLC advises the Lord Abbett Series Fund Portfolios. Massachusetts Financial Services Company, our affiliate, advises the MFS® Portfolios. Morgan Stanley Investment Management Inc. advises The Universal Institutional Funds, Inc. portfolio. Pacific Investment Management Company LLC advises the PIMCO Variable Insurance Trust Portfolios. OppenheimerFunds, Inc. advises the Oppenheimer Funds. Strategic Advisers, Inc. advises the Fidelity® VIP Freedom Portfolios. Sun Capital Advisers, LLC, our affiliate, advises the funds of the Sun Capital Advisers Trust; SCSM AllianceBernstein International Value Fund (sub-advised by AllianceBernstein L.P.); SCSM BlackRock Inflation Protected Bond Fund (sub-advised by BlackRock Financial Management, Inc.); SCSM BlackRock International Index Fund, SCSM BlackRock Large Cap Index Fund, and SCSM BlackRock Small Cap Index Fund (sub-advised by BlackRock Investment Management, LLC); SCSM Davis Venture Value Fund (sub-advised by Davis Selected Advisers, L.P.); SCSM Columbia Small Cap Value Fund (sub-advised by Columbia Management Investment Advisers, LLC); SCSM Davis Venture Value Fund (sub-advised by Davis Selected Advisers, L.P.); SCSM Goldman Sachs Mid Cap Value Fund and SCSM Goldman Sachs Short Duration Fund (sub-advised by Goldman Sachs Asset Management, L.P.); SCSM Ibbotson Balanced Fund, SCSM Ibbotson Conservative Fund, and SCSM Ibbotson Growth Fund (sub-advised by Ibbotson Associates, Inc.); SCSM Invesco Small Cap Growth Fund (sub-advised by Invesco Advisers, Inc.); SCSM Lord Abbett Growth & Income Fund (sub-advised by Lord, Abbett & Co. LLC); SCSM PIMCO High Yield Fund and SCSM PIMCO Total Return Fund (sub-advised by Pacific Investment Management Company LLC); and SCSM WMC Blue Chip Mid Cap Fund and SCSM WMC Large Cap Growth Fund (sub-advised by Wellington Management Company, LLP). Templeton Global Advisors Limited advises Templeton Growth Securities Fund.

More comprehensive information about the Funds, including a discussion of their management, investment objectives, expenses, and potential risks, is found in the current prospectuses for the Funds (the “Fund Prospectuses”). The Fund Prospectuses should be read in conjunction with this Prospectus before you invest. A copy of each Fund Prospectus, as well as a Statement of Additional Information for each Fund, may be obtained without charge from the Company by calling (800) 447-7569 or by writing to Sun Life Insurance and Annuity Company of New York, P.O. Box 9133, Wellesley Hills, Massachusetts 02481.

The Funds may also be available to registered separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to the Variable Account and other separate accounts of the Company. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Owners and Payees and those of other companies, or some other reason. In the event of conflict, we will take any steps necessary to protect Owners and Payees, including withdrawal of the Variable Account from participation in the underlying Funds which are involved in the conflict or substitution of shares of other Funds.

Certain of the investment advisers, transfer agents, or underwriters to the Funds may reimburse us for administrative costs in connection with administering the Funds as options under the Contracts. These amounts are not charged to the Funds or Owners, but are paid from assets of the advisers, transfer agents, or underwriters, except for the administrative costs of the Lord Abbett Series Trust Portfolios, which are paid from Fund assets and reflected under “Fees and Expenses.”

Certain publicly available mutual funds may have similar investment goals and principal investment policies and risks as one or more of the Funds, and may be managed by a Fund's portfolio manager(s). While a Fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between a Fund and these similar products, including differences in sales charges, expense ratios and cash flows.

THE FIXED ACCOUNT OPTIONS: THE DCA PERIODS

The Fixed Account is made up of all the general assets of the Company (referred to as the “general account”) other than those allocated to any separate account. Amounts you allocate to the DCA program (see “Other Programs”) under either the 6-month DCA Period or the 12-month DCA Period, become part of the Fixed Account. These general account assets are available to support our insurance and annuity obligations other than those funded by the Variable Account. Any guarantees under the Contract that exceed your Variable Account Value, such as those with any optional living benefit and any death benefit, are paid from our general account (and not the Variable Account). Therefore, any amounts that we may be obligated to pay under the Contract in excess of Variable Account Value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. We issue other types of insurance policies and financial products as well, and we pay our obligations under those products from our assets in the general account. The general account is subject to claims of creditors made on the assets of the Company.

We will invest the assets of the Fixed Account in those assets we choose that are allowed by New York State insurance laws. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. We intend to invest primarily in investment-grade fixed income securities (i.e., rated by a nationally recognized rating service within the four highest grades) or instruments we believe are of comparable quality.

We are not obligated to invest amounts allocated to the Fixed Account according to any particular strategy, except as may be required by applicable New York state insurance laws. You will not have a direct or indirect interest in the Fixed Account investments.

Money allocated to a DCA Period earns interest at a Guaranteed Interest Rate. We determine Guaranteed Interest Rates at our discretion. Our determination will be influenced by the interest rates we earn on our fixed income investments as well as other factors, including regulatory and tax requirements, sales commissions, administrative expenses, general economic trends, and competitive factors. You can find out about our current Guaranteed Interest Rates by calling us at (800) 447-7569.

THE ACCUMULATION PHASE

During the Accumulation Phase of your Contract, you make Purchase Payments into your Account, and your earnings accumulate on a tax-deferred basis. The Accumulation Phase begins with our acceptance of your first Purchase Payment and ends the Business Day before your Annuity Commencement Date. The Accumulation Phase will end sooner if you surrender your Contract or if the Owner dies before the Annuity Commencement Date.

Issuing Your Contract

We “open” the Contract when we receive your Application. We refer to this date as the “Open Date.” We “issue” your Contract on the day we apply your initial Purchase Payment, when your Application is “in good order.” An Application is in good order when we have received all the information necessary to complete it. We refer to this date as the “Issue Date.”

We will credit your initial Purchase Payment to your Account within two Business Days of receiving your completed Application. If your Application is not in good order, we will notify you. If we do not have the necessary information to complete the Application within five Business Days, we will send your money back to you or ask your permission to retain your Purchase Payment until the Application is in good order. Once the Application is in good order, we will then apply the Purchase Payment within two Business.

Amount and Frequency of Purchase Payments

The amount of Purchase Payments may vary. However, we will not accept an initial Purchase Payment of less than $10,000 or the maximum annual Individual Retirement Annuity (“IRA”) contribution, unless we waive these limits. Although there is currently no minimum amount for additional Purchase Payments, we reserve the right to limit each additional Purchase Payment to at least $1,000. In addition, we will not accept a Purchase Payment if your Account Value is over $2 million, or if the Purchase Payment would cause your Account Value to exceed $2 million, unless we have approved the Purchase Payment in advance. We reserve the right to refuse Purchase Payments received more than five years after your Issue Date or after your 70th birthday, whichever is later. We will notify you of any change in writing prior to its effectiveness. Within these limits, you may make Purchase Payments at any time during the Accumulation Phase. Additional restrictions may apply if you purchased Sun Income Riser III. If you are participating in Sun Income Riser III, you may make Purchase Payments only during your first Contract Year.

Allocation of Net Purchase Payments

You may allocate your Purchase Payments among the different Sub-Accounts and DCA Periods currently available, but we reserve the right to limit any allocation to a DCA Period to at least $1,000. We will notify you of any change in writing prior to its effectiveness.

In your Application, you may specify the percentage of each Purchase Payment to be allocated to each Sub-Account or DCA Period. These percentages are called your allocation factors. You may change the allocation factors for future Purchase Payments by sending us notice of the change as required. We will use your new allocation factors for the first Purchase Payment we receive with or after we have received notice of the change, and for all future Purchase Payments, until we receive another change notice.

Although it is currently not our practice, we may deduct applicable premium taxes or similar taxes from your Purchase Payments (see “Premium Taxes”). In that case, we will credit your Net Purchase Payment, which is the Purchase Payment minus the amount of those taxes.

Your Account

When we accept your first Purchase Payment, we establish an Account for you, which we maintain throughout the Accumulation Phase of your Contract.

Your Account Value

Your Account Value is the sum of the value of the two components of your Contract: the Variable Account portion of your Contract (“Variable Account Value”) and the Fixed Account portion of your Contract (“Fixed Account Value”). These two components are calculated separately, as described under “Variable Account Value” and “Fixed Account Value.”

Variable Account Value

Variable Accumulation Units

In order to calculate your Variable Account Value, we use a measure called a Variable Accumulation Unit for each Sub-Account. Your Variable Account Value is the sum of your Account Value in each Sub-Account, which is the number of your Variable Accumulation Units for that Sub-Account times the value of each Unit.

Variable Accumulation Unit Value

The value of each Variable Accumulation Unit in a Sub-Account reflects the net investment performance of that Sub-Account. We determine that value once on each day that the New York Stock Exchange is open for trading, at the close of trading, which is generally 4:00 p.m., Eastern Time. (The close of trading is determined by the New York Stock Exchange.) Each day we make a valuation is called a “Business Day.” The period that begins at the time Variable Accumulation Units are valued on a Business Day and ends at that time on the next Business Day is called a “Valuation Period.” On days other than Business Days, the value of a Variable Accumulation Unit does not change.

To measure these values, we use a factor, which we call the Net Investment Factor, which represents the net return on the Sub-Account's assets. At the end of any Valuation Period, the value of a Variable Accumulation Unit for a Sub-Account is equal to the value of that Sub-Account's Variable Accumulation Units at the end of the previous Valuation Period, multiplied by the Net Investment Factor. We calculate the Net Investment Factor by dividing (1) the net asset value of a Fund share held in the Sub-Account at the end of that Valuation Period, plus the per share amount of any dividend or capital gains distribution made by that Fund during the Valuation Period, by (2) the net asset value per share of the Fund share at the end of the previous Valuation Period; then, for each day in the Valuation Period, we deduct a factor representing the asset-based insurance charges (the mortality and expense risk charge, the administrative expense charge, and the distribution fee) plus any applicable asset-based charge for an optional benefit.

For a hypothetical example of how we calculate the value of a Variable Accumulation Unit, see the Statement of Additional Information.

Crediting and Canceling Variable Accumulation Units

When we receive an allocation to a Sub-Account, either from a Net Purchase Payment or a transfer of Account Value, we credit that amount to your Account in Variable Accumulation Units. Similarly, we cancel Variable Accumulation Units when you transfer or withdraw amounts from a Sub-Account, or when we deduct certain charges under the Contract. We determine the number of Units credited or canceled by dividing the dollar amount by the Variable Accumulation Unit value for that Sub-Account at the end of the Valuation Period during which the transaction or charge is effective.

Fixed Account Value

Your Fixed Account Value is the sum of all amounts allocated to the Fixed Account options available under our DCA program, plus interest credited on those amounts, minus withdrawals, transfers out of DCA Periods, and any deductions for charges under the Contract taken from your Fixed Account Value.

We credit interest on amounts allocated to the Fixed Account at the applicable Guaranteed Interest Rate for the duration of the DCA Period you elect. While you are participating in the DCA program, we credit interest daily at a rate that yields the Guaranteed Interest Rate on an annual effective basis. You can find out about our current Guaranteed Interest Rates by calling us at (800) 447-7569.

Transfer Privilege

Permitted Transfers

During the Accumulation Phase, you may transfer all or part of your Account Value to one or more Sub-Accounts then available, subject to the following restrictions:

●	you may not make more than 12 transfers in any Contract Year;

●	transfers to or from Sub-Accounts are subject to terms and conditions that may be imposed by the Funds; and

●	we impose additional restrictions on market timers, which are further described below. (See “Short-Term Trading.”)

These restrictions do not apply to transfers made under any optional program. (See “Other Programs.”) Additional restrictions apply to transfers made under the Sun Income Riser III living benefit.

We reserve the right to waive these restrictions and exceptions at any time, as discussed under “Short-Term Trading,” or to change them. Any change will be applied uniformly. We will notify you of any change prior to its effectiveness.

There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer. We will notify you of any change in writing prior to its effectiveness.  Under current law, there is no tax liability for transfers.

Requests for Transfers

You, your authorized registered representative of the broker-dealer of record, or another authorized third may request transfers in writing or by telephone. Registered representatives of broker-dealer firms that have entered into selling agreements with us may, on behalf of their clients, submit transfer requests electronically over the Internet on our broker website. To use this electronic transfer service, a registered representative must agree to our online terms of use. If you wish to purchase a Contract for which this electronic transfer service is available, you can contact us by telephone at (800) 447-7569 to identify broker-dealers with registered representatives that use this service.

If a written, telephone, or electronic transfer request is received before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m., the transfer will be priced that day. The telephone transfer privilege is available automatically during regular business hours before 4:00 p.m. Eastern Time, and does not require your written election. We have established procedures reasonably designed to confirm that instructions communicated to us by telephone or electronically are genuine. These procedures may require any person requesting a transfer made by telephone or electronically to provide personal identifying information. We will not be liable for following instructions communicated by telephone that we reasonably believe are genuine.

We reserve the right to deny any and all transfer requests made by telephone or electronically and to require that certain transfer requests be submitted in writing. A transfer request may be denied if it is not in good order or if it does not comply with the terms of our short-term trading policy or the trading policy of a fund involved in the transfer. If an electronic or a telephone transfer request is denied, we will immediately notify you and your authorized registered representative.

We also reserve the right to suspend, modify, restrict, or terminate the telephone or electronic transfer privilege at any time. Your ability (or the ability of your authorized registered representative or another authorized third party) to request transfers by telephone and/or electronically may be also limited due to circumstances beyond our control, such as during system outages or periods of high volume.

A transfer request will be priced at the Variable Accumulation Unit value next determined at the close of the Business Day if we receive your transfer request, in good order, before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m. Otherwise, your transfer request will be effective on the next Business Day.

Certain transfer requests may result in the modification or cancellation of one or more of the Contract’s optional programs or features that require, or are based on, specific allocations among the available Sub-Accounts or DCA Periods as described more particularly elsewhere in this Prospectus and in Appendix E.

No more than one transfer request of Account Values may be made on the same Business Day regardless of whether the request is made by you, your authorized registered representative, or another authorized third party, and regardless of whether the request is submitted in writing, by telephone, or electronically. The Company has established reasonable procedures for handling multiple transfer requests received on the same Business Day, including processing the first transfer request received in good order on a Business Day (unless otherwise cancelled in accordance with the cancellation procedures described in the next paragraph).

You, your authorized registered representative, or another authorized third party may cancel a transfer request by contacting us by telephone at (800) 447-7569 before the end of the Business Day during which the transfer request was submitted. We may also permit your authorized registered representative to request cancellation of a transfer request electronically over the Internet, provided we receive the electronic request before the end of the Business Day during which the transfer request was submitted.

Short-Term Trading

The Contracts are not designed for short-term trading. If you wish to employ such strategies, do not purchase a Contract. Transfer limits and other restrictions, described below, are subject to our ability to monitor transfer activity. Some Contract Owners and their third party intermediaries engaging in short-term trading may employ a variety of strategies to avoid detection. Despite our efforts to prevent short-term trading, there is no assurance that we will be able to identify such Contract Owners or intermediaries or curtail their trading. A failure to detect and curtail short-term trading could result in adverse consequences to the Contract Owners. Short-term trading can increase costs for all Contract Owners as a result of excessive portfolio transaction fees. In addition, short-term trading can adversely affect a Fund's performance. If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies.

The Company has policies and procedures to limit the amount and frequency of transfers of Account Value. The Company also reserves the right to charge a fee for transfers to discourage frequent trading. In no event will the total charge assessed in connection with a transfer, that includes this fee as well as any charge that we may assess on a permitted transfer of Account Value among Sub-Accounts (see “Permitted Transfers,” above), exceed the maximum fee per transfer presented in the table of “Fees and Expenses” in this Prospectus.

Short-term trading activities whether by the Contract Owner or a third party authorized to initiate transfer requests on behalf of Contract Owner(s) may be subject to other restrictions as well. For example, we reserve the right to take actions against short-term trading which restrict your transfer privileges more narrowly than the policies described under “Permitted Transfers,” such as requiring transfer requests to be submitted in writing through regular first-class U.S. mail (e.g., no overnight, priority or courier delivery allowed), and refusing any and all transfer instructions.

If we determine that a third party acting on your behalf is engaging (alone or in combination with transfers effected by you directly) in a pattern of short-term trading, we may refuse to process certain transfers requested by such a third party. We impose additional administrative restrictions on third parties that engage in transfers of Account Values on behalf of multiple Contract Owners at one time. Specifically, we limit the form of such large group transfers to fax or mail delivery only, require the third party to provide us with advance notice of any possible large group transfer so that we can have additional staff ready to process the request, and require that the amount transferred out of a Sub-Account for each Contract Owner be equal to 100% of that Contract Owner's value in the Sub-Account. In the last situation, we will not transfer any of the Sub-Account value. Instead, we will deem the request not in good order and immediately notify you.

We will provide you written notification of any restrictions imposed.

We reserve the right to waive short-term trading restrictions, where permitted by law and not adverse to the interests of the relevant underlying Fund, in the following instances:

●	when a new broker of record is designated for the Contract;

●	when the Owner changes;

●	when control of the Contract passes to the designated beneficiary upon the death of the Owner or Annuitant;

●	when necessary in our view to avoid hardship to an Owner; or

●	when underlying Funds are dissolved, merged, or substituted.

If short-term trading results as a consequence of waiving the restrictions against short-term trading, it could expose Contract Owners to certain risks. The short-term trading could increase costs for all Contract Owners as a result of excessive portfolio transaction fees. In addition, the short-term trading could adversely affect a Fund's performance. If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies. We uniformly apply the short-term trading policy and the permitted waivers of that policy to all Contracts. If we did not do so, some Contract Owners could experience a different application of the policy and therefore may be treated unfairly. Too much discretion on our part in allowing the waivers of short-term trading policy could result in an unequal treatment of short-term traders by permitting some short-term traders to engage in short-term trading while prohibiting others from doing the same.

Funds' Shareholder Trading Policies

In addition to the restrictions that we impose (as described under “Permitted Transfers” and “Short-Term Trading”), most of the Funds have adopted restrictions or other policies about transfers or other purchases and sales of the Fund's shares. These policies (the “Funds' Shareholder Trading Policies”) are intended to protect the Fund from short-term trading or other trading practices that are potentially harmful to the Fund. The Funds' Shareholder Trading Policies may be more restrictive in some respects than the restrictions that we otherwise would impose, and the Funds may modify their Shareholder Trading Policies from time to time.

We are legally obligated to provide (at the Funds' request) information about each amount you cause to be deposited into a Fund (including by way of Purchase Payments and transfers under your Contract) or removed from the Fund (including by way of withdrawals and transfers under your Contract). If a Fund identifies you as having violated the Fund's Shareholder Trading Policies, we are obligated, if the Fund requests, to restrict or prohibit any further deposits or exchanges by you (or a third party acting on your behalf) in respect of that Fund. Any such restriction or prohibition may remain in place indefinitely.

Accordingly, if you do not comply with any Fund's Shareholder Trading Policies, you (or a third party acting on your behalf) may be prohibited from directing any additional amounts into that Fund or directing any transfers or other exchanges involving that Fund. You should review and comply with each Fund's Shareholder Trading Policies, which are disclosed in the Funds' current prospectuses.

Funds may differ significantly as to such matters as: (a) the amount, format, and frequency of information that the Funds request from us about transactions that our customers make; and (b) the extent and nature of any limits or restrictions that the Funds request us to impose upon such transactions. As a result of these differences, the costs borne by us and (directly or indirectly) by our customers may be significantly increased. Any such additional costs may outweigh any additional protection that would be provided to our customers, particularly in view of the protections already afforded by the trading restrictions that we impose as described under “Permitted Transfers” and under “Short-Term Trading.” Also, if a Fund imposes more strict trading restrictions than are reasonably necessary under the circumstances, you could be deprived of potentially valuable flexibility to make transactions with respect to that Fund. For these and other reasons, we may disagree with the timing or substance of a Fund's requests for information from us or with any transaction limits or restrictions that the Fund requests us to impose upon our customers. If any such disagreement with respect to a Fund cannot be satisfactorily resolved, the Fund might be restricted or, subject to obtaining any required regulatory approval, replaced as a variable investment option.

Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates

We may reduce or waive the withdrawal charge or the annual Account Fee, credit additional amounts, grant special Guaranteed Interest Rates in certain situations, or offer other options or benefits. These situations may include sales of Contracts (1) where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Owner, certain sales of larger-sized Contracts (generally, Contracts that have our approval to exceed $2 million in Account Value), and certain group sales, and (2) to officers, directors and employees of the Company or its affiliates, registered representatives and employees of broker-dealers with a current selling agreement with the Company and affiliates of such representatives and broker-dealers, employees of affiliated asset management firms, and persons who have retired from such positions (“Eligible Employees”) and immediate family members of Eligible Employees. Eligible Employees and their immediate family members may also purchase a Contract without regard to minimum Purchase Payment requirements. For other situations in which withdrawal charges may be waived, see “Withdrawals and Withdrawal Charge.”

Other Programs

You may participate in any of the following optional programs free of charge. Transfers made pursuant to the provisions of the following optional programs will not be charged a transfer fee, nor will such transfers count as one of the 12 transfers per year allowed under the section entitled “Transfer Privilege.” If you have elected to participate in Sun Income Riser III, certain restrictions may affect the operation or availability of these programs as discussed in more detail under each specific program below.

We reserve the right to terminate each of these programs. You may also terminate your participation in any of these programs at any time.

Dollar-Cost Averaging

You may elect to participate in the DCA program, at no extra charge, when you make any Purchase Payment to your Contract prior to your Maximum Annuity Commencement Date. If you have elected Sun Income Riser III, your ability to make Purchase Payments into the DCA program will end after your first Contract Anniversary.

The DCA program allows you to invest gradually over time by allocating all or a portion of your Purchase Payment to a 6-month DCA Period or 12-month DCA Period. At regular time intervals, we will automatically transfer a portion of your Fixed Account Value to one or more Sub-Accounts that you choose. The program continues until your Fixed Account Value is depleted or you elect to stop the program. The final amount transferred from the Fixed Account will include all interest earned.

Amounts allocated to a DCA Period under the program will earn interest at a rate declared by the Company for the DCA Period you elect. Amounts invested in a Sub-Account may not be transferred to a DCA Period. . If you elected to participate in the DCA program when you purchased your Contract, then all future Purchase Payments will be allocated to the DCA program, unless you specify otherwise. Any allocation of a new Purchase Payment to the DCA program will be treated as commencing a new DCA Period.

The main objective of the DCA program is to minimize the impact of short-term price fluctuations on Account Value. In general, since you transfer the same dollar amount to the variable investment options at set intervals, the DCA program allows you to purchase more Variable Accumulation Units (and, indirectly, more Fund shares) when prices are low and fewer Variable Accumulation Units (and, indirectly, fewer Fund shares) when prices are high. Therefore, you may achieve a lower average cost per Variable Accumulation Unit over the long term. The DCA program allows you to take advantage of market fluctuations. However, it is important to understand that the DCA program does not insure a profit or protect against loss in a declining market.

Systematic Withdrawal Program

You may select our Systematic Withdrawal Program at any time prior to your Maximum Annuity Commencement Date. Under the Systematic Withdrawal Program, you determine the amount and frequency of regular withdrawals you would like to receive from your Fixed Account Value and/or Variable Account Value and we will process them automatically. They may also be included as income and subject to a 10% federal tax penalty as well as charges applicable on withdrawal. You should consult a qualified tax professional before choosing this option. We reserve the right to limit the election of this program to Contracts with a minimum Account Value of $10,000.

You are responsible for and may have to adjust the amount and timing of your systematic withdrawals to comply with amounts you are allowed to withdraw under Sun Income Riser III. For more detail regarding the amount that you may withdraw under Sun Income Riser III, please see “Annual Withdrawal Amount” and “Lifetime Withdrawal Percentage.”

Withdrawals may significantly reduce the death benefit amount under your Contract. (See “Calculating the Death Benefit.”)

You may change or stop this program at any time, by written notice to us or other means approved by us.

Portfolio Rebalancing Program

You may select our Portfolio Rebalancing Program at any time prior to your Maximum Annuity Commencement Date. Under this program, we transfer funds among all Sub-Accounts to maintain the percentage allocation you have selected among these Sub-Accounts. At your election, we will make these transfers on a quarterly, semi-annual or annual basis. If you are participating in Sun Income Riser III, then, on a quarterly basis, we will automatically transfer your Account Value among the Designated Funds you have selected to maintain the percentage allocations you have chosen. (See “Designated Funds” and “Build Your Own Portfolio.”)

WITHDRAWALS AND WITHDRAWAL CHARGE

Cash Withdrawals

Requesting a Withdrawal

At any time during the Accumulation Phase, you may withdraw in cash all or any portion of your Account Value. To make a withdrawal, other than a Systematic Withdrawal, you must send us a written request at our mailing address. Your request must specify whether you want to withdraw the entire amount of your Account or, if less, the amount you wish to receive.

All withdrawals may be subject to a withdrawal charge (see “Withdrawal Charge”). Upon request, we will notify you of the amount we would pay in the event of a full withdrawal. Withdrawals also may have adverse federal income tax consequences, including a 10% penalty tax (see “Tax Provisions”). You should carefully consider these tax consequences before requesting a cash withdrawal.

Full Withdrawals

If you request a full withdrawal, we calculate the amount we will pay you as follows:

•
first we determine your Account Value based on any Fixed Account Value in the DCA program and on the price next determined for each Sub-Account at the end of the Valuation Period during which we receive your withdrawal request;

•	we then deduct the Account Fee, if applicable; and finally,

•	we calculate and deduct any applicable withdrawal charge.

A full withdrawal results in the surrender of your Contract, cancellation of all rights and privileges under your Contract, and your optional living benefit will end.

Partial Withdrawals

When you request a partial withdrawal, you can ask to have any applicable charges deducted either from:

•	the amount of your partial withdrawal request (thereby reducing the amount you are to receive); or
•	your Account Value (thereby reducing your Account Value by the amount of your partial withdrawal request plus any applicable withdrawal charges).

If you make no specification, we will process your withdrawal request using the first option above. Please note: Under either option any applicable taxes will be deducted from the amount you receive.

You may specify the amount you want withdrawn from each Sub-Account and/or Fixed Account option to which your Account is allocated. If you do not so specify, we will deduct the total amount you request pro-rata, based on your Account Value at the end of the Valuation Period during which we receive your request. If you have elected “Build Your Own Portfolio,” withdrawals out of your portfolio model will be taken pro-rata from each of your selected Funds.

Withdrawals may significantly reduce any death benefit and/or living benefit amount. In calculating the amount payable under the living benefit or death benefit, we may reduce the benefit by an amount that is greater than the amount of the withdrawal, depending on the circumstances. Accordingly, you should refer to the more detailed discussions of the optional living benefits and optional death benefit that appear elsewhere in this Prospectus (and in the Appendices hereto) for information about the effects that withdrawals will have on those benefits.

If you request a partial withdrawal that would result in your Account Value being reduced to an amount less than the Account Fee for the Contract Year in which you make the withdrawal, we reserve the right to treat it as a request for a full withdrawal (i.e., a surrender of your Contract).

Time of Payment

We will pay you the applicable amount of any full or partial withdrawal within seven days after we receive your withdrawal request, in good order, except in cases where we are permitted, and choose, to defer payment under the Investment Company Act of 1940 and New York state insurance law. Currently, we may defer payment of amounts you withdraw from the Variable Account only for the following periods:

●	when the New York Stock Exchange is closed (except weekends and holidays) or when the SEC determines trading on the New York Stock Exchange is restricted;

●
when the SEC determines that an emergency exists and that it is not reasonably practical (i) to dispose of securities held in the Variable Account or (ii) to determine the value of the net assets of the Variable Account; or

●	when an SEC order permits us to defer payment for the protection of Owners.

We also may defer payment of amounts you withdraw from the Fixed Account for up to six months from the date we receive your withdrawal request. We do not pay interest on the amount of any payments we defer.

Withdrawal Restrictions for Qualified Plans

If your Contract is a Qualified Contract, you should carefully check the terms of your retirement plan for limitations and restrictions on cash withdrawals.

Withdrawal Charge

We do not deduct any sales charge from your Purchase Payments when they are made. However, we may impose a withdrawal charge (known as a “contingent deferred sales charge”) on certain amounts you withdraw. We impose this charge primarily to defray some of our expenses related to the sale of the Contracts, such as commissions we pay to agents, the cost of sales literature, and other promotional costs and transaction expenses.

Free Withdrawal Amount

In each Contract Year you may withdraw a portion of your Account Value, which we call the “free withdrawal amount,” before incurring the withdrawal charge.

The “free withdrawal amount” is equal to 10% of the amount of all Purchase Payments you have made minus all withdrawals that were not subject to withdrawal charges taken during the current Contract Year. The amount of your withdrawal, if any, that exceeds the total of the free withdrawal amount is subject to the withdrawal charge. In no event will a withdrawal charge be based on an amount more than the total Purchase Payments not previously withdrawn. After the fourth Contract Anniversary, any amount you withdraw is free of withdrawal charges.

The “free withdrawal amount” that you do not use in a Contract Year is not cumulative. In other words, it will not be carried forward or available for use in future Contract Years.

For an example of how we calculate the “free withdrawal amount,” see Appendix B.

Order of Withdrawal

Each time you make a withdrawal, we consider the free withdrawal amount to be withdrawn first. If the amount you withdraw is in excess of your free withdrawal amount, then that excess may be subject to a withdrawal charge. We will withdraw the excess, in order, from your oldest remaining Purchase Payment to your most recent Purchase Payment. Each time you make a withdrawal, we will follow this procedure until all of your Purchase Payments have been withdrawn. Once all Purchase Payments are withdrawn, the balance withdrawn (which would include the 0.15% credit described under “Mortality and Expense Risk Charge”) is not subject to a withdrawal charge. After the fourth Contract Anniversary, amounts withdrawn are not subject to withdrawal charges.

Calculation of Withdrawal Charge

We calculate the amount of the withdrawal charge by multiplying the amount you withdraw by a percentage. As set forth below, the percentage decreases according to the number of complete Contract Years since your Issue Date. After your fourth Contract Anniversary, any amount you withdraw is free of withdrawal charges. The Withdrawal Charge scale is as follows:

Number of Contract Years	Withdrawal
Since Your Issue Date	Charge
0-1	8%
1-2	8%
2-3	7%
3-4	6%
4 or more	0%

The withdrawal charge will never be greater than 8% of an amount equal to your Account Value minus your “free withdrawal amount.” You may want to consider deferring a withdrawal because withdrawal charges decline the longer your Contract is in effect.

For additional examples of how we calculate withdrawal charges, see Appendix B.

Types of Withdrawals not Subject to Withdrawal Charge

Minimum Distributions

For each Qualified Contract, the free withdrawal amount in any Contract Year will be the greater of the free withdrawal amount described above or any amounts required to be withdrawn to comply with the minimum distribution requirement of the Internal Revenue Code. This waiver of the withdrawal charge applies only to the portion of the required minimum distribution attributable to that Qualified Contract.

Other Withdrawals

We do not impose withdrawal charges:
•	when you annuitize your Contract;
•	on amounts we pay as a death benefit;
•	on amounts you transfer among the Sub-Accounts; or
•	on any amounts transferred as a part of the DCA program.

CONTRACT CHARGES

Account Fee

During the Accumulation Phase of your Contract, we will deduct from your Account an annual Account Fee of $30 to help cover the administrative expenses we incur related to the issuance of Contracts and the maintenance of Accounts. We deduct the Account Fee on each Contract Anniversary. We deduct the Account Fee pro-rata from each Sub-Account and each Fixed Account option, based on the allocation of your Account Value on your Contract Anniversary.

We will not charge the Account Fee if your Account Value is $100,000 or more on your Contract Anniversary.

If you make a full withdrawal of your Account, we will deduct the full amount of the Account Fee at the time of the withdrawal. In addition, on the Annuity Commencement Date we will deduct a pro-rata portion of the Account Fee to reflect the time elapsed between the last Contract Anniversary and the day before the Annuity Commencement Date.

After the Annuity Commencement Date, we will deduct an annual Account Fee of $30 in the aggregate in equal amounts from each Variable Annuity payment we make during the year. We do not deduct any Account Fee from Fixed Annuity payments.

Administrative Expense Charge and Distribution Fee

We deduct an administrative expense charge from the assets of the Variable Account during both the Accumulation Phase and the Income Phase. During the Accumulation Phase, this charge is deducted at an annual effective rate equal to 0.15% of your average daily Variable Account Value. During the Income Phase, this charge is included as part of the total insurance charges deducted from Annuity Unit values. This charge is designed to reimburse us for expenses we incur in administering the Contracts, Owner Accounts and the Variable Account that are not covered by the annual Account Fee.

We also deduct a distribution fee from the assets of the Variable Account during both the Accumulation Phase and the Income Phase. During the Accumulation Phase, this fee is deducted at an effective annual rate equal to 0.20% of your average daily Variable Account Value. During the Income Phase, this fee is included as part of the total insurance charges deducted from Annuity Unit values. This charge is designed to reimburse us for the expenses associated with distributing and issuing the Contracts.

Depending on the amount of expenses that we incur, we expect that we may earn a profit from these charges. If so, we may use the profit for any proper corporate purpose, including paying any other expenses in connection with the Contracts or adding to our corporate surplus.

Mortality and Expense Risk Charge

During the Accumulation Phase, we deduct a mortality and expense risk charge from the assets of the Variable Account at an effective annual rate equal to 1.30% of your average daily Variable Account Value. If your Purchase Payments or Account Value exceeds $1 million on your Contract Anniversary, an amount equal to 0.15% of your Account Value will be credited to your Account on that date and on every subsequent Contract Anniversary during the Accumulation Phase. The 0.15% credit is not a Purchase Payment and therefore no withdrawal charges are directly associated with the credit. This credit will be allocated to the Sub-Accounts in proportion to your Account Value in those Sub-Accounts. It also immediately increases your Account Value and, as a result, other values may be affected. For example:

•	An increase in your Account Value may also result in your Account Value becoming the greatest amount payable under the basic death benefit.

•	If you are participating in Sun Income Riser III, the increase in your Account Value may cause a step-up of your Withdrawal Benefit Base.

This credit is paid out of our general account and is the result of cost savings that we expect on Contracts over $1 million.)

We assume numerous mortality and expense risks under the Contracts. These risks include, but are not limited to: (1) the risk that arises from our contractual obligation to continue to make annuity payments to each Annuitant, regardless of how long the Annuitant lives and regardless of how long all Annuitants as a group live; (2) the risk that arises from our contractual obligation to pay a death benefit upon the death of the Owner prior to the Annuity Commencement Date, including in cases where the death benefit is greater than a Contract's Account Value; (3) the risk that our cost of providing benefits according to the terms of the optional death benefit and the optional living benefit will exceed the amount of the charges we deduct for those optional benefits; and (4) the risk that the annual Account Fee, the administrative expense charge, and the distribution fee we assess under the Contract may be insufficient to cover the actual total administrative expenses we incur. If the amount of the charge is insufficient to cover our costs resulting from these and other mortality and expense risks, we will bear the loss. If, as we expect, the amount of the charge is more than sufficient to cover such costs, we will make a profit on the charge. We may use this profit for any proper corporate purpose, including the payment of marketing and distribution expenses for the Contract. In setting the rate of this charge, we not only consider our expected mortality and expense risks, but also our objective to earn a profit from the Contracts, after all of the costs, expenses, credits, and benefits we expect to pay in connection with the Contracts.

During the Income Phase, we will deduct total insurance charges at an annual rate of 1.65% of your average daily Annuity Unit values. We will not deduct the mortality and expense risk charge; nor will we deduct the charges for the optional living benefit or the optional death benefit. The 1.65% charge, which includes an administrative expense charge and a distribution fee, compensates us for the risks and expenses associated with providing annuity payments during the Income Phase.

Charges for Optional Benefits

If you elect the Sun Income Riser III living benefit, we will deduct a fee from your Account Value on the last valuation day of each Account Quarter during the Accumulation Phase. The fee will be a percentage of the Withdrawal Benefit Base during the Contract Year. (The Withdrawal Benefit Base is initially equal to your initial Purchase Payment, and thereafter is subject to certain adjustments.) (See “Withdrawal Benefit Base.”) The percentage rates that we use to determine these fees may change over time, but will not exceed the maximum annual rate shown in the following chart. The chart also shows the current annual rate for the optional living benefit. (For more information about this fee, please see “FEES AND EXPENSES.”)

Single-Life Coverage		Joint-Life Coverage
Current Annual Rate	Maximum Annual Rate	Current Annual Rate	Maximum Annual Rate
1.10%	1.75%	1.20%	1.95%

If you elect the MAV optional death benefit, during the Accumulation Phase, we will deduct a daily charge at an effective annual rate of 0.40% of your average daily Variable Account Value. For more information about this charge, please see “FEES AND EXPENSES.” For more information about the calculation of this charge, please see “Variable Accumulation Unit Value” under “Variable Account Value.”

Premium Taxes

In New York there is no premium tax. However, if an Owner or Payee is not a New York State resident, a premium tax may be imposed, depending upon where the Owner or Payee resides. We believe that the amounts of applicable premium taxes currently range from 0% to 3.5%. You should consult a qualified tax professional to find out if you could be subject to a premium tax and the amount of any tax.

In order to reimburse us for the premium tax we may pay on Purchase Payments, our policy is to deduct the amount of such taxes from the amount you apply to provide an annuity at the time of annuitization. However, we reserve the right to deduct the amount of any applicable tax from your Account at any time, including at the time you make a Purchase Payment or make a full or partial withdrawal. We do not make any profit on the deductions we make to reimburse premium taxes.

Fund Expenses

There are fees and expenses deducted from each Fund. These fees and expenses are described in the Fund prospectuses and related Statements of Additional Information.

OPTIONAL LIVING BENEFIT: SUN INCOME RISER® III

We offer an optional living benefit that helps protect your future income against market risk (that is, the risk that your investments may decline in value or underperform your expectations). The living benefit provides lifetime income even if the Account Value declines to zero, provided that certain requirements are met. Note that, if your Account Value is reduced to zero prior to your Coverage Date (generally the Contract Anniversary after you turn 59), then your Contract and your living benefit will end. This means that you could pay for a benefit that you never receive.

You may elect to participate in the Sun Income Riser® III optional living benefit (“Sun Income Riser III” or “Living Benefit”) on or before your Issue Date. You will pay a fee for the Living Benefit. You may terminate the Living Benefit at any time; once terminated, it cannot be reinstated.

Important information about the cost, restrictions, and availability of the Living Benefit is described more fully below. You should consult with tax and financial professionals to determine if the Living Benefit is appropriate for you.

The Living Benefit is designed to give you income for the rest of your life, regardless of investment performance. To determine the amount of lifetime income for which you are eligible, we consider two factors: your Withdrawal Benefit Base and your Lifetime Withdrawal Percentage. First, we set your Withdrawal Benefit Base to equal your initial Purchase Payment. We then determine your Lifetime Withdrawal Percentage, based on whether you have elected single-life or joint-life coverage and your age when you start taking withdrawals after your Coverage Date. The amount you can withdraw each Contract Year equals your Annual Withdrawal Amount, which is your Lifetime Withdrawal Percentage multiplied by your Withdrawal Benefit Base. The Living Benefit gives you the opportunity, through Bonuses and step-ups to increase your Withdrawal Benefit Base and, therefore, your Annual Withdrawal Amount. See “Key Terms” for a better understanding of the Living Benefit before reading about it in more detail later in this Prospectus.

Key Terms

It is important to understand several key terms that are fundamental to the Living Benefit. These key terms are described in greater detail elsewhere in this prospectus.

Annual Withdrawal Amount: an annual dollar amount calculated as a percentage of the Withdrawal Benefit Base beginning on the Coverage Date.

Bonus: an amount equal to 7% (5% if joint-life coverage is elected) of the Bonus Base credited to the Withdrawal Benefit Base in Contract Years during the Bonus Period when no withdrawals are taken.

Bonus Base: the amount on which bonuses are calculated. The Bonus Base is set equal to your initial Purchase Payment, increased by any subsequent Purchase Payments and any “step-ups” (described below), and reduced proportionately by any Early Withdrawals and any Excess Withdrawals.

Bonus Period: a ten-year period beginning on the Issue Date and ending on your tenth Contract Anniversary. This Bonus Period will renew at step-up.

Coverage Date: your Issue Date if you are at least age 59; otherwise, the first Contract Anniversary after you attain age 59. On this date, you will be eligible to begin receiving your Annual Withdrawal Amount, provided your Account Value is greater than zero.

Early Withdrawal: a withdrawal taken before the Coverage Date.

Excess Withdrawal: a withdrawal taken after the Coverage Date which, alone or when combined with any other withdrawals taken in the same Contract Year, exceeds the Annual Withdrawal Amount (or, if greater, any required minimum distribution amount as defined under the Internal Revenue Code).

Lifetime Withdrawal Percentage: a percentage of the Withdrawal Benefit Base used to calculate the amount you can withdraw each Contract Year. The percentage is determined based on whether you have elected single-life or joint-life coverage and your attained age at the time of your first withdrawal after the Coverage Date. A different Lifetime Withdrawal Percentage applies to specified age ranges and the oldest age range corresponds to the highest percentage.

Withdrawal Benefit Base: the amount used to calculate (i) your Annual Withdrawal Amount and (ii) the cost of your Living Benefit described below.

When discussing the Living Benefit, the terms “you” and “your” refer to the oldest living Owner under single-life coverage or the younger spouse under joint-life coverage. In the case of a non-natural Owner, these terms refer to the oldest living Annuitant.

Sun Income Riser III may not be appropriate for all investors. Before purchasing Sun Income Riser III, you should carefully consider the following:

Sun Income Riser III may be appropriate for you if you are an investor who:

●	wants an opportunity for annual income to increase as you grow older.
●	wants a guaranteed stream of income for life without annuitizing, beginning after your Coverage Date.
●	wants the option of joint-life coverage.
●	can defer withdrawals during your early Contract Years to increase your benefit in later years.

Sun Income Riser III may be inappropriate for you if you are an investor who:

●	anticipates the need for Early or Excess Withdrawals.
●	wants to invest in funds other than a Designated Fund.
●	wants single-life coverage on a co-owned Contract.
●	plans to take any withdrawals for the payment of advisory or other fees.

Sun Income Riser III is inappropriate if you are an investor who:

●	wants to make additional Purchase Payments after the first Contract Year.
●	is actively invested in contributory plans, because Sun Income Riser III prohibits any Purchase Payments after the first Contract Anniversary.
●	plans to take repeated Early or Excess Withdrawals for any reason.

Description of the Living Benefit

The Living Benefit provides you with (i) a guaranteed lifetime withdrawal benefit and (ii) an opportunity to increase the amount of that benefit each year, if you meet certain requirements. First, you must allocate 100% of your Account Value in designated investment choices that are designed to help manage our risk and to support the guarantees under the Living Benefit. Second, after your Coverage Date, you must limit your total withdrawals in each year that the Living Benefit is in effect to an amount no greater than the Annual Withdrawal Amount. Your Living Benefit is in effect beginning on the Issue Date and ending on the earlier of the Annuity Commencement Date or the termination of the Living Benefit. Of course, you can always withdraw an amount up to your Surrender Value pursuant to your rights under the Contract.

The Living Benefit allows you to defer withdrawals during your early Contract Years to increase your benefit in later years.

You may elect single-life coverage or, for a higher fee, joint-life coverage. Under the Living Benefit, once you make an election, you cannot switch between joint-life and single-life coverage regardless of any change in life events. Joint-life coverage:

(i)	must be elected on the Issue Date and cannot be added later;
(ii)	is available on an individually-owned Contract only if the spouse is the sole primary beneficiary under the Contract while the Living Benefit is in effect;
(iii)	is available on a co-owned Contract only if the spouses are the only co-owners while the Living Benefit is in effect;
(iv)	is not available if you are unmarried on the Issue Date;
(v)	has a lower Bonus (5%) than single life coverage; and
(vi)	has different age ranges corresponding to Lifetime Withdrawal Percentages.

If you are in a same-sex marriage, see “Federal Defense of Marriage Act and Same-Sex Marriages” under “TAX PROVISIONS.”

With joint-life coverage, the age of the person who was the younger spouse on the Issue Date determines when you can begin to receive your Living Benefit. Your Coverage Date will be the Issue Date provided that person is age 59. If that person is younger than age 59, your Coverage Date will be the Contract Anniversary after he or she attains (or would have attained) age 59. It does not matter whether the person who was the spouse is still alive or whether you are still married to that person. The Lifetime Withdrawal Percentage is based on the age the younger spouse is (or would have been) on the date of the first withdrawal under the Contract after the Coverage Date. The Lifetime Withdrawal Percentage may be reset to a higher percentage in the event of a step-up.

Please note: Whereas withdrawals of the Annual Withdrawal Amount under single-life coverage end when any Owner dies, withdrawals of the Annual Withdrawal Amount under joint-life coverage continue as long as either you or your spouse is alive. To take the Annual Withdrawal Amount after the death of a spouse under joint-life coverage, however, the surviving spouse must first elect to continue the Contract through spousal continuation. See “Death of Owner - Joint-Life Coverage,” below.

Important Considerations

The Living Benefit may not be appropriate for all investors. Before purchasing the Living Benefit, you should carefully consider the following:

1. The frequency and amount of withdrawals you anticipate.

•
You should not purchase the Living Benefit if you plan to take Early or Excess Withdrawals, including routine withdrawals taken to pay advisory fees, because such withdrawals may significantly reduce or eliminate the value of the guarantees provided by the Living Benefit.

•
Because the guaranteed lifetime withdrawal benefit under the Living Benefit is accessed through regular withdrawals that do not exceed the Annual Withdrawal Amount, the Living Benefit may not be appropriate for you if you do not foresee a need for frequent withdrawals and your primary objective is to take maximum advantage of the tax deferral aspect of the Contract.

•
The timing and amount of your withdrawals may significantly decrease, and even terminate, your benefits under the Living Benefit. For example, if your Account Value is reduced to zero immediately following an Early or an Excess Withdrawal, then your Withdrawal Benefit Base will also be reduced to zero and your Contract will terminate without value and, thereafter, no Annual Withdrawal Amount will be paid.

•	Early and Excess Withdrawals may decrease the Withdrawal Benefit Base and the Bonus Base by more than the amount withdrawn.
•
You should carefully consider when to begin making withdrawals, because you may not start at the most financially beneficial time for you. For example, by waiting to take withdrawals, you will have a greater opportunity to increase your Annual Withdrawal Amount, but you will have less time to take withdrawals.

•	Withdrawals taken in connection with the Living Benefit also:
o	reduce your Account Value;
o	reduce your death benefit under the Contract;
o	may be subject to withdrawal charges; and
o	may be subject to income taxes and federal tax penalties (e.g., if taken before age 59½).

2. Your investment objectives.

•	Your entire Account Value must be allocated to a limited number of specified Funds.
•	Any investment in or transfer to a Fund that is not a Designated Fund, or that falls outside the allocation ranges for the Build Your Own Portfolio model, will terminate your Living Benefit.

You should consult your financial advisor to assist you in determining which investment options may be best suited for your financial needs and risk tolerance.

3. The cost of the Living Benefit.

•	You will begin paying the fee for the Living Benefit as of the Issue Date, even if you do not begin taking withdrawals for many years, or ever.
•	The percentage rate used to calculate the fee may increase or decrease over time, but will not exceed the maximum annual rate shown in the fee table. (See “Cost of the Living Benefit.”)
•	We will not refund the fees that you have paid for the Living Benefit.

4. The impact of tax regulations.

•	The tax rules for Qualified Contracts may limit the value of a Living Benefit. You should consult a qualified tax professional before electing a Living Benefit for a Qualified Policy.
•	You may not elect a Living Benefit with an Inherited Non-Qualified or Beneficiary IRA Contract.
•	You may only withdraw your annual required minimum distribution (“RMD”) allowed under the Internal Revenue Code once during any given Contract Year.

5. Whether joint-life coverage or single-life coverage is appropriate for you.

•	With joint-life coverage, all benefits are based on the age of the younger spouse.
•
If your spouse is significantly younger or older than you, you should carefully consider whether joint-life coverage is an appropriate choice in light of the possible long waiting period to begin annual withdrawals, as well as the higher fee for joint-life coverage.

•	Single-life coverage may not be an appropriate choice on a co-owned Contract because the Living Benefit will end on the death of any Owner.
•
Once you elect joint-life coverage, you or your spouse will always pay the higher joint-life fee, receive the lower Bonus where applicable, and maintain the different age ranges corresponding to the Lifetime Withdrawal Percentages.

•
If your spouse (as of the Issue Date) is no longer your spouse or no longer the sole primary beneficiary under the Contract, then coverage will continue until the death of an Owner.  If an Owner remarries, the new spouse is not covered under the joint-life feature.

•	If you are in a same-sex marriage, see “Federal Defense of Marriage Act and Same-Sex Marriages” under “TAX PROVISIONS.”

6. The amount and frequency of Purchase Payments.

•	After your Issue Date, we may limit the amount and timing of Purchase Payments that you can make.
•
Under Sun Income Riser III, you cannot make Purchase Payments after your first Contract Anniversary and, consequently, the Living Benefit may not be appropriate if you are actively invested in a contributory plan.

7. What happens if your Account Value is reduced to zero.

•
If your Account Value is reduced to zero before your Coverage Date, generally the Contract Anniversary following your 59th birthday, then no Annual Withdrawal Amount will be available, and your Contract, including your Living Benefit, will end. This is true, even if no withdrawals had been taken and the Account Value fell to zero as a result of poor investment performance, as well as the deduction of contract fees and charges.

•
If your Account Value is reduced to zero after your Coverage Date, for any reason other than immediately following an Excess Withdrawal, then your Contract, including your Living Benefit, will end, except that, payments of the Annual Withdrawal Amount (calculated on the following Contract Anniversary) will continue to be paid to the Owner for the rest of his/her life. This is true even if your Account Value falls to zero through any combination of (i) poor investment performance, (ii) the deduction of Contract fees and charges, as well as (iii) taking your Annual Withdrawal Amount.

•
If your Account Value is reduced to zero immediately following an Early or Excess Withdrawal, then your Contract, including your Living Benefit, will terminate, and no future Annual Withdrawal Amounts will be available.

See “Appendix D - Optional Living Benefit Examples” for examples showing how the features of the Living Benefit work.

Withdrawal Benefit Base

We use the Withdrawal Benefit Base to calculate the Annual Withdrawal Amount. On the Issue Date, we set your Withdrawal Benefit Base equal to your initial Purchase Payment. Thereafter, your Withdrawal Benefit Base is:

•	increased by any subsequent Purchase Payments;
•	increased by any applicable Bonuses;
•	increased by any step-ups; and
•	decreased by any Early and Excess Withdrawals.

The maximum Withdrawal Benefit Base permitted upon any step-up is $5 million. (For the purposes of determining this maximum limit, we reserve the right, in our sole discretion, to aggregate the benefit bases of all variable annuity contracts with living benefits that you own and that are issued by Sun Life Insurance and Annuity Company of New York or its affiliates.)

Please note:

•	We use the Withdrawal Benefit Base to calculate the Annual Withdrawal Amount as well as the fee for your Living Benefit.
•
Your Withdrawal Benefit Base is not a cash value, a Surrender Value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any Sub-Account, and it is not a guarantee of Account Value.

Lifetime Withdrawal Percentage

We use the Lifetime Withdrawal Percentage to calculate the Annual Withdrawal Amount. The Lifetime Withdrawal Percentage is determined based on:
•	your age at the time of the first withdrawal taken after the Coverage Date; or
•	if joint-life coverage is selected, the age of the younger spouse at the time of the first withdrawal taken after the Coverage Date.

Age at time of first withdrawal	Lifetime Withdrawal Percentage - Single-Life Coverage
< 59	0%
59-64	4%
65-79	5%
80+	6%

Age at time of first withdrawal	Lifetime Withdrawal Percentage - Joint-Life Coverage
< 59	0%
59-66	4%
67-79	5%
80+	6%

Please note: Once established, the Lifetime Withdrawal Percentage will not increase even though your age increases, except in certain circumstances involving step-ups (described below).

Annual Withdrawal Amount

Beginning on the Coverage Date, you can withdraw up to the Annual Withdrawal Amount from your Contract in any Contract Year without reducing your Withdrawal Benefit Base. The Annual Withdrawal Amount is determined by multiplying the Withdrawal Benefit Base by the Lifetime Withdrawal Percentage (shown in the applicable chart above), based on your age at the time of first withdrawal after the Coverage Date. Your Annual Withdrawal Amount is recalculated on your Contract Anniversary based upon the increases or decreases to the Withdrawal Benefit Base that occurred during the previous Contract Year.

A Purchase Payment will increase your Withdrawal Benefit Base and your Annual Withdrawal Amount will immediately be recalculated. All other increases to the Withdrawal Benefit Base will occur on your next Contract Anniversary and result in a new Annual Withdrawal Amount at that time. If an Excess Withdrawal has been taken, your available Annual Withdrawal Amount will be zero for the remainder of that Contract Year. On your next Contract Anniversary, a new Annual Withdrawal Amount will be calculated, based on your then current Withdrawal Benefit Base. If your Account Value has been reduced to zero immediately following an Excess Withdrawal, your Contract, including your Living Benefit, will end.

Your Lifetime Withdrawal Percentage will increase if your age at the time of step-up coincides with a higher percentage (shown in the charts above).

For further information regarding the impacts of taking your Annual Withdrawal Amount please see “Tax Issues Under the Living Benefit” and “TAX PROVISIONS.”

Please note:

•	If the Living Benefit is elected before your Coverage Date, then you will still be assessed a fee for the Living Benefit, even though the Annual Withdrawal Amount will be zero until the Coverage Date.
•
Your Annual Withdrawal Amount is not cumulative. This means that if you do not take the entire Annual Withdrawal Amount during a Contract Year, then you cannot take more than the Annual Withdrawal Amount in the next Contract Year and maintain the Living Benefit's guarantees.

Bonus and Bonus Base

If you make no withdrawals in a Contract Year during the Bonus Period, then, on each Contract Anniversary during the Bonus Period, we will increase your Withdrawal Benefit Base by an amount equal to 7% (5% if joint-life is elected) of the Bonus Base. The Bonus Period is a ten-year period beginning on the Issue Date and ending on your tenth Contract Anniversary. If a step-up occurs during the Bonus Period, then the Bonus Period will renew at step-up for an additional ten years.

We use the Bonus Base to calculate the Bonus. We set the initial Bonus Base to equal the initial Purchase Payment at issue. The Bonus Base will be increased by any subsequent Purchase Payments and any step-ups. The Bonus Base will be decreased by any Early Withdrawals or Excess Withdrawals.

Please note:

•	A Bonus will not be applied during your Bonus Period in any Contract Year in which you take a withdrawal.
•	Early and Excess Withdrawals will reduce the Bonus Base. (See “Impact of Withdrawals.”)

Step-Up

On each Contract Anniversary during the Bonus Period, if your Account Value exceeds your current Withdrawal Benefit Base, adjusted for any applicable Bonus, we will automatically increase your Withdrawal Benefit Base and Bonus Base to an amount equal to your Account Value.

On each Contract Anniversary after the Bonus Period and before your Annuity Commencement Date, if your Account Value exceeds your current Withdrawal Benefit Base, we will automatically increase your Withdrawal Benefit Base to an amount equal to your Account Value.

Please note: The Lifetime Withdrawal Percentage will increase if you have crossed into another age tier at the time of the step-up (we refer to this as “step-through”). For example, if you have single-life coverage and are age 79 (in the 65-79 age tier) when you make your first withdrawal, and you are age 80 at the time of the automatic step-up of your Withdrawal Benefit Base, then your Lifetime Withdrawal Percentage will increase to the level for the 80+ age tier. (See the chart under “Lifetime Withdrawal Percentage.”)

Impact of Withdrawals

Starting on your Coverage Date and continuing to your Annuity Commencement Date, you may take partial withdrawals up to your Annual Withdrawal Amount each Contract Year without reducing your Withdrawal Benefit Base or Bonus Base. These withdrawals will, however, reduce your Account Value by the amount of the withdrawal (and, consequently, the amount of your death benefit proportionately). In addition, these withdrawals are subject to withdrawal charges to the extent that they exceed the greatest of: (i) the free withdrawal amount permitted under your Contract (see “Free Withdrawal Amount”); (ii) your “yearly RMD amount” (subject to conditions discussed in “Tax Issues Under Living Benefits,”); and (iii) your Annual Withdrawal Amount.

Early Withdrawals

Withdrawals taken before your Coverage Date, referred to as “Early Withdrawals,” will reduce your Withdrawal Benefit Base and any Bonus Base according to the following formulae.

Your New Withdrawal Benefit Base	=	WBB x	(	AV - WD	)
AV

Your New Bonus Base	=	BB x	(	AV - WD	)
AV

Where:
WBB	=	your Withdrawal Benefit Base immediately before the Early Withdrawal.
BB	=	your Bonus Base immediately before the Early Withdrawal.
WD	=	the amount of the Early Withdrawal.
AV	=	your Account Value immediately before the Early Withdrawal.

For Early Withdrawals, the Withdrawal Benefit Base and the Bonus Base are both reduced proportionally by the full amount of the withdrawal.

Excess Withdrawals

After the Coverage Date, any partial withdrawal that, when taken alone or in combination with all other withdrawals taken in the same Contract Year, exceeds the Annual Withdrawal Amount is referred to as an “Excess Withdrawal.” An Excess Withdrawal will reduce your Withdrawal Benefit Base and any Bonus Base according to the following formulae.

Your New Withdrawal Benefit Base	=	WBB x	(	AV - WD	)
AV - AWA

Your New Bonus Base	=	BB x	(	AV - WD	)
AV - AWA

Where:
WBB	=	your Withdrawal Benefit Base immediately before the Excess Withdrawal.
BB	=	your Bonus Base immediately before the Excess Withdrawal.
WD	=	the amount of the Excess Withdrawal.
AV	=	your Account Value immediately before the Excess Withdrawal.
AWA	=	your Annual Withdrawal Amount minus any prior partial withdrawals taken during the current Contract Year.

If you take an Excess Withdrawal, the Withdrawal Benefit Base and the Bonus Base are both reduced proportionally by the amount of the withdrawal in excess of the Annual Withdrawal Amount.

Please Note: In regards to Early and Excess Withdrawals:

•	The above calculations show proportionate reductions. Generally speaking:
•	If your Account Value is greater than your Withdrawal Benefit Base, the reduction to your Withdrawal Benefit Base will be less than the amount withdrawn.
•	If your Account Value is less than your Withdrawal Benefit Base, the reduction to your Withdrawal Benefit Base will be more than the amount withdrawn.
•	A withdrawal that does not exceed the Annual Withdrawal Amount may nevertheless affect the Bonus and step-ups.
•	In addition, these withdrawals are subject to withdrawal charges to the extent they exceed the greatest of:
•	the free withdrawal amount permitted under your Contract;
•	your yearly RMD amount for your Contract; and
•	your Annual Withdrawal Amount.
•	Early Withdrawals and Excess Withdrawals could severely reduce, and even terminate, your Living Benefit, and could reduce your Account Value to zero, thereby terminating your Contract without value.
•
In addition to reducing your Living Benefit, any withdrawal taken before you reach age 59½ could have adverse state and federal tax liabilities. You should consult a qualified tax professional for more information.

•
We do not monitor for Excess Withdrawals. Accordingly, if you take regular or scheduled withdrawals, you should carefully monitor your withdrawals to be certain they are not in excess of your Annual Withdrawal Amount.

Cost of the Living Benefit

If you select the Living Benefit, then we will deduct a fee from your Account Value on the last valuation day of each Account Quarter. The fee is a percentage of your Withdrawal Benefit Base and differs for single-life and joint-life coverage. The percentage rate may increase or decrease over time, but will not exceed the Maximum Annual Rates shown in the table below. If we change the rate, then you may elect to cancel your Living Benefit and no longer pay the fee.

	Single-Life				Joint-Life
	Current Quarterly Rate	Current Annual Rate	Maximum Quarterly Rate	Maximum Annual Rate	Current Quarterly Rate	Current Annual Rate	Maximum Quarterly Rate	Maximum Annual Rate
Sun Income Riser III	0.2750%	1.10%	0.4375%	1.75%	0.3000%	1.20%	0.4875%	1.95%

Please note: Because the fee for the benefit is a percentage of your Withdrawal Benefit Base:
•
Your total annual fee is the sum of four quarterly fees and could be a much higher percentage of your Account Value than of your Withdrawal Benefit Base. The maximum annual fee is the maximum annual rate multiplied by the highest quarterly Withdrawal Benefit Base during that Contract Year.

•	Your fee will increase as your Withdrawal Benefit Base increases (although the rate used to calculate the fee may remain the same).

Cancellation of the Benefit

Should you decide that the Living Benefit is no longer appropriate for you, you may cancel it at any time.

We will terminate the Living Benefit upon the earliest of the following:
•	receipt, in good order, at our mailing address, of your written request to cancel the Living Benefit;
•	change of ownership of a Contract, unless you have received our prior approval to change the ownership;
•	death of an Owner with single-life coverage;
•	death of an Owner with joint-life coverage, if the spouses on the Issue Date are no longer spouses or no longer sole primary beneficiaries:
•	annuitization;
•	termination/full surrender of the Contract;
•	the Withdrawal Benefit Base is reduced to zero immediately following Early or Excess Withdrawals;
•	if the Account Value is reduced to zero prior to the Coverage Date, for any reason;
•	any investment in or transfer to a Fund that is not a Designated Fund; or
•	any investment in or transfer that is outside the allocation ranges for the Build Your Own Portfolio model.

Upon termination, all benefits and fees associated with the Living Benefit will cease. Once terminated, your Living Benefit cannot be reinstated.

Death of Owner - Single-Life Coverage

If you selected single-life coverage, then the Living Benefit ends on the death of any Owner and the Beneficiary may elect to exercise any of the available options under the Death Benefit provisions of the Contract. If your surviving spouse is the sole primary Beneficiary, he or she may elect to continue the Contract, but the Living Benefit will terminate and no optional living benefit will be available to your surviving spouse.

Please note:

•	Single-life coverage may be inappropriate on a co-owned Contract because the Living Benefit will end on the death of any Owner.
•
Beneficiaries who are not spouses cannot continue the Contract (see “Spousal Continuance” under “DEATH BENEFIT”) or the Living Benefit under the Contract. Co-owners who are not spouses should, therefore, discuss with their financial advisor whether the Living Benefit is appropriate for them. Also, if you are in a same-sex marriage, see “Federal Defense of Marriage Act and Same-Sex Marriages” under “TAX PROVISIONS.”

Death of Owner - Joint-Life Coverage

If the surviving spouse on the Death Benefit Date was not the spouse of an Owner on the original Contract’s Issue Date, then this section does not apply, even if joint-life coverage was elected. In such case, if an Owner dies while participating in the Living Benefit, the provisions of the section titled “Death of Owner - Single-Life Coverage” will apply.

If you purchased joint-life coverage and one of the Owners dies, then the surviving spouse, as the sole primary beneficiary, can elect to continue the Contract and all currently-held benefits will continue to the surviving spouse. In such case, the Account Value will be equal to the Death Benefit. If you are in a same-sex marriage, see “Federal Defense of Marriage Act and Same-Sex Marriages” under “TAX PROVISIONS.”

Alternatively, the surviving spouse may elect any available option under the death benefit provisions of the Contract. In such case, the Contract, including the Living Benefit, will end.

Annuitization Under the Living Benefit

If your Account Value is greater than zero on your Maximum Annuity Commencement Date, then you must elect to:

●	surrender your Contract and receive your Surrender Value,

●	annuitize your Account Value under one of the then currently available Annuity Options, or

●
annuitize your remaining Account Value as a single-life annuity (or a joint-life annuity, if joint-life coverage was elected on the Issue Date and is still eligible) with an annualized annuity payment of not less than your then current Annual Withdrawal Amount. If you make no election, we will default your choice to this option.

If you elect to annuitize prior to your Maximum Annuity Commencement Date, then your Contract and the Living Benefit, will end.

Tax Issues Under the Living Benefit

Certain state and federal tax provisions may be important to you in connection with a living benefit. If your Contract is a Non-Qualified Contract, it is possible that the election of optional living benefits, such as the Living Benefit, might increase the taxable portion of any withdrawal you make from the Contract.

If your Contract is a Qualified Contract, then the retirement plan governing that Qualified Contract may be subject to certain required minimum distribution (RMD) provisions imposed by the Internal Revenue Code (the “Code”) and Internal Revenue Service (“IRS”) regulations (collectively, the “Federal Tax Laws”). These RMD provisions require that an amount be distributed from the retirement plan each year, beginning generally in the calendar year in which you attain age 70½. Your failure to withdraw your yearly RMD amount from your retirement plan could result in adverse tax treatment. Because for certain retirement plans we do not know what assets are held by the plan, we have assumed for all plans that the Qualified Contract (i.e., your Contract) is the only asset, and we determine a yearly RMD amount taking into account only your Contract (“Yearly RMD Amount”).

When you elect to participate in the Living Benefit, we will inform you that you may withdraw amounts up to your Yearly RMD Amount each year without reducing your Withdrawal Benefit Base. To assist you in complying with the RMD requirements, in January of each year, we will notify you of your calculated Yearly RMD Amount and inform you that you may withdraw amounts up to your Yearly RMD Amount each Contract Year without reducing your Withdrawal Benefit Base.

To the extent that the Yearly RMD Amount attributable to your Contract exceeds the Annual Withdrawal Amount permitted each year under your Living Benefit, we currently are waiving withdrawal provisions as follows. If you withdraw all or a portion of your Qualified Contract's Yearly RMD Amount from the Contract while participating in the Living Benefit, then we will reduce your Account Value dollar-for-dollar by the amount of the withdrawal. In addition, for that year only, your Annual Withdrawal Amount under the Living Benefit will be reduced, dollar-for-dollar, by the amount of the withdrawal. We will not, however, penalize you if the current Federal Tax Laws require you to withdraw from your Contract an amount greater than your Annual Withdrawal Amount. In other words, we will not reduce your Annual Withdrawal Amount for future years (or your Withdrawal Benefit Base or Bonus Base), if a Yearly RMD Amount exceeds your Annual Withdrawal Amount, provided that:

●
you withdraw your (Qualified) Contract's first Yearly RMD Amount in the calendar year you attain age 70½, rather than postponing the withdrawal of that amount until the first quarter of the next calendar year, and

●	you do not make any withdrawal from your (Qualified) Contract that would result in your receiving, in any Contract Year, more than one calendar year's Yearly RMD Amount.

Currently, any withdrawal in excess of the Annual Withdrawal Amount that is taken to satisfy the Yearly RMD Amounts will not be treated as an Excess Withdrawal. However, if there is any material change to the current Code or IRS Rules governing the timing or determination of required minimum distribution amounts, then the Company reserves the right to treat any withdrawal greater than the Annual Withdrawal Amount as an Excess Withdrawal which may significantly reduce the Withdrawal Benefit Base.

For a further discussion of some of these provisions, please refer to “Impact of Optional Living Benefits” under “TAX PROVISIONS.”

DESIGNATED FUNDS

To participate in the Living Benefit, all of your Account Value must be invested only in Designated Funds at all times during the term of your Living Benefit.

For Contracts participating in Sun Income Riser III, the only Funds, dollar-cost averaging program options, and asset allocation models that currently qualify as Designated Funds are as follows:

Asset Allocation Models	Funds
Build Your Own Portfolio	MFS® Global Tactical Allocation Portfolio, Service Class
PIMCO Global Multi-Asset Portfolio, Advisor Class
Dollar-Cost Averaging Program Options	SCSM Ibbotson Balanced Fund, Service Class
6-Month DCA Period	SCSM Ibbotson Conservative Fund, Service Class
12-Month DCA Period

The asset allocation model that qualifies as a Designated Fund is the portfolio model that applies to our “build your own portfolio” program. That portfolio model and the “build your own portfolio” program are described in “BUILD YOUR OWN PORTFOLIO” and in “APPENDIX D - BUILD YOUR OWN PORTFOLIO.”

If you elected to participate in Sun Income Riser III, and are invested in more than one Designated Fund, we will automatically transfer assets among your Designated Funds to maintain the percentage allocation you selected. We will make these transfers on a quarterly basis.

We reserve the right to declare that a particular Fund no longer qualifies as a Designated Fund. Written notice will be provided to Contract Owners whenever a fund is no longer considered to be a Designated Fund. If you are invested in a Designated Fund at the time we declare the Fund to no longer be a Designated Fund, your Account Value can remain in that Fund without canceling your participation in the Living Benefit. However, any transfers or future Purchase Payments may only be allocated to a Fund that is declared by us to be a Designated Fund at the time of the transaction. If you are invested in a Fund that has been declared by us to no longer be a Designated Fund, you must first transfer your Account Value from that Fund into one or more of the current Designated Fund(s) if you want to make subsequent Purchase Payments or any additional transfers. (Note that this restriction does not apply to automatic portfolio rebalancing.) Likewise, if you are participating in a DCA program and one of the funds receiving transfers under the DCA program is declared no longer to be a Designated Fund, then your Account Value can remain invested in that Fund until the end of your DCA Period. However, before you make any subsequent Purchase Payments, you must first transfer all your Account Value from that Fund into one or more of the current Designated Funds and provide us with new allocation instructions for your DCA program.) We also reserve the right to close Funds only to new Contracts. We will, however, revise the prospectus to give notice to prospective investors of the closing of any Fund. If a Designated Fund is closed only to new Contracts, any current Account Value may remain in that Fund and future transfers and Purchase Payments to that Fund are permissible, as long as the Fund is still declared by us to be a Designated Fund.

Note that, under Sun Income Riser III, we have reserved the right to allow step-ups only if your Account Value is invested in a Fund that has been declared by us to be a Designated Fund. In such case, if you are invested in a Fund that has been declared by us to no longer be a Designated Fund, you will have to transfer into a current Designated Fund before a step-up can occur. If you decide not to transfer into a current Designated Fund and forgo step-up, then your living benefit will continue with all of the benefits except for step-up.

BUILD YOUR OWN PORTFOLIO

Among the choices of Designated Funds is a selection of funds (“portfolio model”) that you design yourself using certain broad guidelines that we provide. To “build your own portfolio,” you pick funds from the asset classes available at that time. Altogether you may not choose more than 18 funds for your portfolio model. The amount you may invest in each asset class is determined by a percentage range that we provide for each asset class. The sum of the percentages you invest in the asset classes altogether must total 100%. A chart showing the Funds available in each asset class and the percentage range assigned to each asset class is included in Appendix D.

You may transfer funds within the asset classes as long as your allocations remain within the percentage ranges we have established, and you adhere to the transfer provisions of your Contract. (See “Transfer Privilege,” “Short-Term Trading,” and “Funds' Shareholder Trading Policies.”) Withdrawals out of your portfolio model will be taken pro-rata from each of your selected Funds. Any additional Purchase Payments will be allocated proportionally to your current Fund selection. At any time you can change your Fund selection by providing new allocation instructions. Your new instructions will change your existing allocations accordingly. Your portfolio will be rebalanced quarterly to maintain your percentage allocations in line with the performance of the Funds over the prior quarter.

Under the terms of the Living Benefit, however, there are certain limits on the times when you can make additional Purchase Payments. You cannot make Purchase Payments after your first Contract Anniversary.

If at any time, a fund is closed to new business, no new payments or transfers into the fund will be permitted. However, portfolio rebalancing of the fund will continue. To make a payment into your portfolio model after a fund within the model has been closed, you must redesign your portfolio model without the closed fund. Your entire Account Value will then be reallocated to your new portfolio model. Likewise, if you are participating in a DCA Program and one of the Funds in this portfolio model receiving transfers under the DCA program is declared to no longer be part of the portfolio model, then the program will run through to completion. However, before you make any subsequent Purchase Payments, you must first either (a) reallocate your total Account Value among funds that comply with the current Build Your Own Portfolio categories or (b) transfer your total Account Value to Designated Funds other than the Build Your Own Portfolio model. You must also provide us with new allocation instructions for your DCA program.

DEATH BENEFIT

If the Owner dies during the Accumulation Phase, we may pay a death benefit to the designated Beneficiary(ies), using the payment method elected (a single cash payment or one of our Annuity Options). If the Beneficiary is not living on the date of death of the Owner, we will pay the death benefit to the surviving Owner, if any, or, if there is no Owner, in one sum to your estate. We do not pay a death benefit if the Owner dies during the Income Phase. However, the Beneficiary will receive any annuity payments provided under an Annuity Option that is in effect. If the Contract names more than one Owner, we will pay the death benefit upon the first death of such Owners.

The death benefit proceeds will remain invested in the Sub-Accounts in accordance with the allocations made by the Owner until the Beneficiary has provided us with Due Proof of Death in good order. Once we have received Due Proof of Death, then investments in the Variable Account may be reallocated in accordance with the Beneficiary's instructions.

Amount of Death Benefit

To calculate the amount of the death benefit, we use a “Death Benefit Date.” The Death Benefit Date is the date we receive Due Proof of Death of the Owner in an acceptable form, if you have elected a death benefit payment method before the death of the Owner and it remains in effect. Otherwise, the Death Benefit Date is the later of the date we receive Due Proof of Death or the date we receive the Beneficiary's election of either payment method or, if the Beneficiary is your spouse, Contract continuation. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, we reserve the right to provide a lump sum to your Beneficiary.

The amount of the death benefit is determined as of the Death Benefit Date.

The Basic Death Benefit

The basic death benefit will be the greater of the following amounts:

(1)	your Account Value on the Death Benefit Date; and

(2)	your total Adjusted Purchase Payments. (See “Calculating the Death Benefit.”)

Adjusted Purchase Payments initially equal the initial Purchase Payment.

Each time there is an additional Purchase Payment then:

Your new Adjusted Purchase Payments	=	APP + PP

Where:

APP	=	Your Adjusted Purchase Payments immediately prior to the additional Purchase Payment.
PP	=	The amount of the additional Purchase Payment.

Each time there is a withdrawal then:

Your new Adjusted Purchase Payments	=	APP x	(AV – WD)
AV

Where:

APP	=	Your Adjusted Purchase Payments immediately prior to the withdrawal.
WD	=	The amount of the withdrawal.
AV	=	Your Account Value immediately prior to the withdrawal.

When the Account Value is less than the Adjusted Purchase Payments, a withdrawal may cause the basic death benefit to decrease by more than the amount of the withdrawal.

Optional Death Benefit

You may enhance the “basic death benefit” by electing the optional death benefit known as the Maximum Anniversary Account Value (“MAV”). You must make your election on or before the Issue Date. You will pay a charge for the optional death benefit. (For a description of the charge, see “Charges for Optional Benefits.”) The optional death benefit is available only if you are younger than 75 on the Open Date. The optional death benefit election may not be changed after the Contract's Issue Date. The optional death benefit will be adjusted for all partial withdrawals as described in the Prospectus under the heading “Calculating the Death Benefit.”

If your Contract is a Qualified Contract, required minimum distributions under the Internal Revenue Code may affect the value of this optional death benefit to you. Please refer to “Impact of Optional Death Benefit and Optional Living Benefits” under “TAX PROVISIONS” for more information regarding tax issues that you should consider before electing this optional benefit.

Under MAV, the death benefit will be the greater of:

●	the amount payable under the basic death benefit above, or

●
your Highest Account Value on any Contract Anniversary before the Owner's 81st birthday, adjusted for any subsequent Purchase Payments and partial withdrawals made between that Contract Anniversary and the Death Benefit Date.

In determining the Highest Account Value, on the second and each subsequent Contract Anniversary, the current Account Value is compared to the previous Highest Account Value, adjusted for any Purchase Payments and partial withdrawals made during the Contract Year ending on that Contract Anniversary. If the current Account Value exceeds the adjusted Highest Account Value, the current Account Value will become the new Highest Anniversary Account Value.

Spousal Continuance

Under an individually-owned Contract, if you are the Owner and your spouse is the sole Beneficiary, upon your death, your spouse may elect to continue the Contract by becoming the new Owner, rather than receive the death benefit amount. Under a co-owned Contract, if you and your spouse are the Owners and sole Beneficiaries, then upon the death of either you or your spouse, the surviving spouse may continue the Contract as the sole Owner. In either case, we will not pay a death benefit, but the Contract's Account Value will be set to equal the death benefit amount. (See “The Basic Death Benefit” or, if applicable, the “Optional Death Benefit.”) If you are participating in Sun Income Riser III and you have joint-life coverage, then your surviving spouse may continue the Contract and Sun Income Riser III. If you are participating in Sun Income Riser III and you have single-life coverage, then your surviving spouse can continue the Contract, but the Living Benefit will terminate and no optional living benefit will be available to your surviving spouse. (See “Death of Owner - Single-Life Coverage.”)

All Contract provisions, including, if elected, the optional death benefit (subject to the optional death benefit age restriction), will continue as if your surviving spouse had purchased the Contract on the Death Benefit Date with a deposit equal to the death benefit amount. For purposes of calculating death benefits and expenses from that date forward, your surviving spouse's age on the original effective date of the Contract will be used. Upon surrender or annuitization, this increased amount will not be treated as premium, but will be treated as income. If you are in a same-sex marriage, see “Federal Defense of Marriage Act and Same-Sex Marriages” under “TAX PROVISIONS.”

Calculating the Death Benefit

In calculating the death benefit amount payable under option (2) of “The Basic Death Benefit” or the optional death benefit, each partial withdrawal will reduce the death benefit amount to an amount equal to the death benefit amount immediately before the withdrawal multiplied by the ratio of the Account Value immediately after the withdrawal to the Account Value immediately before the withdrawal. (See “The Basic Death Benefit.”) A withdrawal may cause the basic death benefit to decrease by more than the amount of the withdrawal.

Rather than receiving the death benefit, the Beneficiary may elect to annuitize, to defer annuitization, or to continue the Contract. In such case, if the death benefit amount payable under the Contract is greater than your Account Value, we will increase the Account Value to equal the death benefit amount. Any such increase will be allocated to the Sub-Accounts in proportion to your Account Value in those Sub-Accounts on the Death Benefit Date. Also, any portion of this new Account Value attributed to an existing DCA Period will be allocated to your selected Sub-Accounts.

Method of Paying Death Benefit

The death benefit may be paid in a single cash payment or as an annuity (either fixed, variable or a combination), under one or more of our Annuity Options. We describe the Annuity Options in this Prospectus under “The Income Phase - Annuity Provisions.”

During the Accumulation Phase, you may elect the method of payment for the death benefit. These elections are made by sending us, at our mailing address, a completed election form, which we will provide. If no such election is in effect on the date of your death, the Beneficiary may elect either a single cash payment or an annuity. If the Beneficiary is your surviving spouse, the Beneficiary may elect to continue the Contract. This election is made by sending us written notice in a form acceptable to us. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Beneficiary shall be deemed to have elected to defer receipt of payment under any death benefit option until a written election is submitted to the Company or a distribution is required by law. We can defer payment of the death benefit to the extent permitted under the Investment Company Act of 1940. (See “Payment of Death Benefit.”)

If we pay the death benefit in the form of an Annuity Option, the Beneficiary becomes the Annuitant/Payee under the terms of that Annuity Option.

Non-Qualified Contracts

If your Contract is a Non-Qualified Contract, special distribution rules apply to the payment of the death benefit. The amount of the death benefit must be distributed either (1) as a lump sum within 5 years after your death, or (2) if in the form of an annuity, over a period not greater than the life or expected life of the “designated beneficiary” within the meaning of Section 72(s) of the Internal Revenue Code, with payments beginning no later than one year after your death.

The person you have named as Beneficiary under your Contract, if any, will be the “designated beneficiary.” If the named Beneficiary is not living and no contingent beneficiary has been named, the surviving Owner, if any, or the estate of the deceased Owner automatically becomes the designated beneficiary.

If the designated beneficiary is your surviving spouse, your spouse may continue the Contract in his or her own name as Owner. To make this election, your spouse must give us written notification within 60 days after we receive Due Proof of Death. The special distribution rules will then apply on the death of your spouse. To understand what happens when your spouse continues the Contract, see “Spousal Continuance.” If you are in a same-sex marriage, see “Federal Defense of Marriage Act and Same-Sex Marriages” under “TAX PROVISIONS.”

During the Income Phase, if the Annuitant dies, the remaining value of the Annuity Option in place must be distributed at least as rapidly as the method of distribution under that option.

If the Owner is not a natural person, these distribution rules apply upon the death or removal of any Annuitant.

Payments made in contravention of these special rules would adversely affect the treatment of the Contracts as annuity contracts under the Internal Revenue Code. Neither you nor the Beneficiary may exercise rights that would have that effect.

Selection and Change of Beneficiary

You select your Beneficiary in your Application. You may change your Beneficiary at any time by sending us written notice on our required form, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

Payment of Death Benefit

Payment of the death benefit in cash will be made within seven days of the Death Benefit Date, except if we are permitted to defer payment in accordance with the Investment Company Act of 1940. If an Annuity Option is elected, the Annuity Commencement Date will be the first day of the second calendar month following the Death Benefit Date, and your Account will remain in effect until the Annuity Commencement Date.

THE INCOME PHASE - ANNUITY PROVISIONS

During the Income Phase, we make regular monthly annuity payments to the Annuitant.

The Income Phase of your Contract begins with the Annuity Commencement Date. On that date, we apply your Account Value, adjusted as described under the Annuity Option(s) you have selected, and we make the first annuity payment.

Once the Income Phase begins, no lump sum settlement option or cash withdrawals are permitted, except pursuant to Annuity Option D, Monthly Payments for a Specified Period Certain, as described under “Annuity Options,” and you cannot change the Annuity Option selected. (Also, a Beneficiary receiving payments after the Annuitant's death under Option B, Life Annuity with 60, 120, 180 or 240 Monthly Payments Certain, may elect to receive the discounted value of the remaining payments in a single sum, as discussed under “Annuity Options.”) You may request a full withdrawal before the Annuity Commencement Date, which will be subject to all charges applicable on withdrawals. (See “Withdrawals and Withdrawal Charge.”)

Selection of Annuitant(s)

You select the Annuitant in your Application. The Annuitant is the person who receives annuity payments during the Income Phase and on whose life these payments are based. In your Contract, the Annuity Options refer to the Annuitant as the “Payee.” If you name someone other than yourself as Annuitant and the Annuitant dies before the Income Phase, you become the Annuitant.

When an Annuity Option has been selected as the method of paying the death benefit, the Beneficiary is the Payee of the annuity payments.

Selection of the Annuity Commencement Date

You select the Annuity Commencement Date in your Application. The following restrictions apply to the date you may select:

●	The earliest possible Annuity Commencement Date is the first Contract Anniversary.

●
The latest possible Annuity Commencement Date is the later of (a) the end of the 10th Contract Year or (b) the first day of the month following the Annuitant's 90th birthday (“Maximum Annuity Commencement Date”). If there is a Co-Annuitant, the Annuity Commencement Date applies to the younger of the Annuitant and Co-Annuitant.

●	The Annuity Commencement Date must always be the first day of a calendar month.

You may change the Annuity Commencement Date by sending us written notice in a form acceptable to us, with the following additional limitations:

●	We must receive your notice, in good order, at least 30 days before the current Annuity Commencement Date.

●	The new Annuity Commencement Date must be at least 30 days after we receive the notice.

There may be other restrictions on your selection of the Annuity Commencement Date imposed by your retirement plan or applicable law. In most situations, current law requires that for a Qualified Contract, certain minimum distributions must commence no later than April 1 following the year the Annuitant reaches age 70½ (or, for Qualified Contracts other than IRAs, no later than April 1 following the year the Annuitant retires, if later than the year the Annuitant reaches age 70½).

Annuity Options

We offer the following Annuity Options for payments during the Income Phase. Each Annuity Option may be selected for a Variable Annuity, a Fixed Annuity, or a combination of both. We may also agree to other settlement options, at our discretion.

Annuity Option A - Life Annuity

We provide monthly payments during the lifetime of the Annuitant. Annuity payments stop when the Annuitant dies. There is no provision for continuation of any payments to a Beneficiary. Note that if the Annuitant dies prior to the end of the first month after the Annuity Commencement Date, only one annuity payment will be made.

Annuity Option B - Life Annuity with 60, 120, 180 or 240 Monthly Payments Certain

We make monthly payments during the lifetime of the Annuitant. In addition, we guarantee that the Beneficiary will receive monthly payments for the remainder of the period certain, if the Annuitant dies during that period. The election of a longer period results in smaller monthly payments. If no Beneficiary is designated, we pay the discounted value of the remaining payments in one sum to the Annuitant's estate. The Beneficiary may also elect to receive the discounted value of the remaining payments in one sum. The discount rate for a Variable Annuity will be the assumed interest rate of 3%; the discount rate for a Fixed Annuity will be based on the interest rate we used to determine the amount of each payment.

Annuity Option C - Joint and Survivor Annuity

We make monthly payments during the lifetime of the Annuitant and another person you designate and during the lifetime of the survivor of the two. We stop making payments when the last survivor dies. There is no provision for continuance of any payments to a Beneficiary.

Annuity Option D - Monthly Payments for a Specified Period Certain

We make monthly payments for a specified period of time from 10 to 30 years, as you elect. The longer the period you elect, the smaller your monthly payments will be. If payments under this option are paid on a variable annuity basis, the Annuitant may elect to receive, in one sum, at any time, some or all of the discounted value of the remaining payments, less any applicable withdrawal charge; the discount rate for this purpose will be the assumed interest rate of 3%. If the Annuitant dies during the period selected, the remaining income payments are made as described above for the payments to a Beneficiary under Annuity Option B. The election of this Annuity Option may result in the imposition of a penalty tax. The 5, 6, 7, 8, and 9-year period certain options are not available during your first four Contract Years unless (a) you or your Beneficiary are selecting this Annuity Option to be used as the method of payment for the death benefit and (b) your Beneficiary's life expectancy on the date of the first payment exceeds the selected period.

Selection of Annuity Option

You select one or more of the Annuity Options, which you may change during the Accumulation Phase, as long as we receive your selection or change in writing at least 30 days before the Annuity Commencement Date. If we have not received your written selection on the 30th day before the Annuity Commencement Date, you will receive Annuity Option B, for a life annuity with 120 monthly payments certain, except as otherwise provided under your Living Benefit.

You must specify the proportion of your Adjusted Account Value you wish to provide a Variable Annuity or a Fixed Annuity. Under a Variable Annuity, the dollar amount of payments will vary, while under a Fixed Annuity, the dollar amount of payments will remain the same. You may allocate your Adjusted Account Value applied to a Variable Annuity among the Sub-Accounts, or we will use your existing allocations. If, however, a portion of your Account Value was allocated to a DCA Period at the time of annuitization, that portion will be exchanged for Annuity Units and allocated among the Sub-Accounts you select at annuitization or, if you make no such selection, then in proportion to the Sub-Accounts you were invested in prior to annuitization.

There may be additional limitations on the options you may elect under your particular retirement plan or applicable law.

Remember that the Annuity Option may not be changed once annuity payments begin.

Amount of Annuity Payments

Adjusted Account Value

The Adjusted Account Value is the amount we apply to provide a Variable Annuity and/or a Fixed Annuity. We calculate Adjusted Account Value by taking your Account Value on the Business Day just before the Annuity Commencement Date and making the following adjustments:

●	We deduct a proportional amount of the Account Fee, based on the fraction of the current Contract Year that has elapsed.

●	We deduct any applicable premium tax or similar tax if not previously deducted.

Variable Annuity Payments

On the Annuity Commencement Date, we will exchange your Account's Variable Accumulation Units for Annuity Units upon which we will assess annual insurance charges of 1.65% of your average Annuity Unit values. Variable Annuity payments may vary each month. We determine the dollar amount of the first payment using the portion of your Adjusted Account Value applied to a Variable Annuity and the “annuity payment rates” in your Contract, which are based on an assumed interest rate of 3% per year, compounded annually. (See “Annuity Payment Rates.”)

To calculate the remaining payments, we convert the amount of the first payment into Annuity Units for each Sub-Account; we determine the number of those Annuity Units by dividing the portion of the first payment attributable to the Sub-Account by the Annuity Unit value of that Sub-Account for the Valuation Period ending just before the Annuity Commencement Date. This number of Annuity Units for each Sub-Account will remain constant (unless the Annuitant requests a transfer among Sub-Accounts). However, the dollar amount of the next Variable Annuity payment -- which is the sum of the number of Annuity Units for each Sub-Account times its Annuity Unit Value for the Valuation Period ending just before the date of the payment -- will increase, decrease, or remain the same, depending on the net investment return of the Sub-Accounts.

If the net investment return of the Sub-Accounts selected is the same as the assumed interest rate of 3%, compounded annually, the payments will remain level. If the net investment return exceeds the assumed interest rate, payments will increase and, conversely, if it is less than the assumed interest rate, payments will decrease.

Please refer to the Statement of Additional Information for more information about calculating Variable Annuity Units and Variable Annuity payments, including examples of these calculations.

After you annuitize, we will deduct total insurance charges at an annual rate of 1.65% of your average daily Annuity Unit values; we will no longer deduct the mortality and expense risk charge or the charges for any optional living benefit or optional death benefit. The 1.65% charge, which includes an administrative expense charge and a distribution fee, compensates us for the risks and expenses associated with providing annuity payments during the Income Phase.

Fixed Annuity Payments

Fixed Annuity payments are the same each month. We determine the dollar amount of each Fixed Annuity payment using the fixed portion of your Adjusted Account Value and the applicable “annuity payment rates.” These will be either (1) the rates in your Contract, or (2) new rates we have published and are using on the Annuity Commencement Date, if they are more favorable. (See “Annuity Payment Rates.”)

Minimum Payments

If your Adjusted Account Value is less than $2,000, or the first annuity payment for any Annuity Option is less than $20, we will pay the Adjusted Account Value to the Annuitant in one payment, except as otherwise provided under your Living Benefit.

Transfer of Variable Annuity Units

During the Income Phase, the Annuitant may transfer Annuity Units in one Sub-Account for Annuity Units in another Sub-Account, up to 12 times each Contract Year. Any such transfers may be subject to any restrictions or other policies that the Funds have adopted to protect the Funds from short-term trading or other practices that are potentially harmful to the Fund (the “Funds' Shareholder Trading Policies”). The applicability of the Funds' Shareholder Trading Policies is the same during the Income Phase as during the Accumulation Phase, and this is discussed in this Prospectus under “Funds' Shareholder Trading Policies.” For the reasons discussed there, you should review and comply with each Fund's Shareholder Trading Policies, which are disclosed in the Funds' current prospectuses.

To make a transfer, the Annuitant sends us, at our mailing address, a written request stating the number of Annuity Units in the Sub-Account he or she wishes to transfer and the new Sub-Account for which Annuity Units are requested. The number of new Annuity Units will be calculated so the dollar amount of an annuity payment on the date of the transfer would not be affected. To calculate this number, we use Annuity Unit values for the Valuation Period during which we receive the transfer request.

Before transferring Annuity Units in one Sub-Account for those in another, the Annuitant should carefully review the relevant Fund prospectuses for the investment objectives and risk disclosure of the Funds in which the Sub-Accounts invest.

During the Income Phase, we permit only transfers among Sub-Accounts. No transfers to or from a Fixed Annuity are permitted.

Account Fee

During the Income Phase, we deduct the annual Account Fee of $30 in equal amounts from each Variable Annuity payment. We do not deduct the annual Account Fee from Fixed Annuity payments.

Annuity Payment Rates

Annuity payment rates are the rates we use to determine the dollar amount of an annuity payment under each Annuity Option. The Contract contains annuity payment rate schedules for each Annuity Option described in this Prospectus. These schedules show, for each $1,000 applied, the dollar amount of: (a) the first monthly Variable Annuity payment based on the assumed interest rate specified in the applicable Contract (3% per year, compounded annually); and (b) the monthly Fixed Annuity payment, when this payment is based on the minimum guaranteed interest rate specified in the Contract.

The annuity payment rates may vary according to the Annuity Option elected and the adjusted age of the Annuitant. The Contracts also describe the method of determining the adjusted age of the Annuitant. The mortality table used in determining the annuity payment rates for Annuity Options A, B and C is the Annuity 2000 Table.

Annuity Options as Method of Payment for Death Benefit

You or your Beneficiary may also select one or more Annuity Options to be used in the event of the Owner's death before the Income Phase, as described under the “Death Benefit” section of this Prospectus. In that case, your Beneficiary will be the Annuitant. The Annuity Commencement Date will be the first day of the second month beginning after the Death Benefit Date.

OTHER CONTRACT PROVISIONS

Exercise of Contract Rights

A Contract belongs to the individual to whom the Contract is issued. All Contract rights and privileges can be exercised without the consent of the Beneficiary (other than an irrevocably designated Beneficiary) or any other person. Such rights and privileges may be exercised only before the Annuity Commencement Date, except as the Contract otherwise provides.

The Annuitant becomes the Payee on and after the Annuity Commencement Date. The Beneficiary becomes the Payee on the death of the Owner prior to the Annuity Commencement Date, or on the death of the Annuitant after the Annuity Commencement Date. Such Payee may thereafter exercise such rights and privileges, if any, of ownership which continue.

Change of Ownership

Ownership of a Qualified Contract may not be transferred except to: (1) the Annuitant; (2) a trustee or successor trustee of a pension or profit sharing trust which is qualified under Section 401 of the Internal Revenue Code; (3) the employer of the Annuitant, provided that the Qualified Contract after transfer is maintained under the terms of a retirement plan qualified under Section 403(a) of the Internal Revenue Code for the benefit of the Annuitant; (4) the trustee or custodian of an individual retirement account plan qualified under Section 408 of the Internal Revenue Code for the benefit of the Owner; or (5) as otherwise permitted from time to time by laws and regulations governing the retirement or deferred compensation plans for which a Qualified Contract may be issued. Subject to the foregoing, a Qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company.

The Owner of a Non-Qualified Contract may change the ownership of the Contract prior to the Annuity Commencement Date. A change of ownership will not be binding on us until we receive written notification, in good order. When we receive such notification, the change will be effective as of the date on which the request for change was signed by the Owner, but the change will be without prejudice to us on account of any payment we make or any action we take before receiving the change. If you change the Owner of a Non-Qualified Contract, you will become immediately liable for the payment of taxes on any gain realized under the Contract prior to the change of ownership, including possible liability for a 10% federal excise tax.

Change of ownership will not change the Owner named when the Contract is issued. This means that all death benefits and surrender charge waivers will continue to be based on the original Owner and not the new Owner. The amount payable on the death of the new Owner will be the Surrender Value.

Voting of Fund Shares

To the extent required by law, we will vote all shares held in the Variable Account in accordance with instructions we receive from persons with voting interests in the Funds. During the Accumulation Phase, you will have the right to give voting instructions, except in the case of a Group Contract in which the Owner has reserved this right. During the Income Phase, the Payee (that is, the Annuitant or Beneficiary entitled to receive benefits) is the person having the right to give voting instructions.

Before a vote of the shareholders of a Fund occurs, each person with voting interests in the Fund will receive voting materials from us. We will ask those persons to instruct us on how to vote and to return their respective voting instructions to us in a timely manner. Each such person is permitted to cast votes based on the dollar value of the shares of each Fund that we hold for your Contract in the corresponding Sub-Account. We calculate this value based on the number of Variable Accumulation Units or Variable Annuity Units allocated to your Contract as of the date set by the Fund and the value of each Variable Accumulation Unit or Variable Annuity Unit on that date. We count fractional votes.

We will vote any shares attributable to us and Fund shares for which no timely voting instructions are received in the same proportion as the shares for which we receive instructions from person(s) with voting interests in the Fund. Because of this method of proportional voting, a small number of persons with voting interests in the Fund may determine the outcome of a shareholder vote. If, however, we determine that we are permitted to vote the Fund shares in our own right, then we may do so.

Note: Owners of Qualified Contracts issued on a group basis may be subject to other voting provisions of the particular retirement plan and under the Investment Company Act of 1940. Employees who contribute to retirement plans that are funded by the Contracts may be entitled to instruct the Owners as to how to instruct us to vote the Fund shares attributable to their contributions. Such retirement plans may also provide the additional extent, if any, to which an Owner shall follow voting instructions of persons with rights under those plans. If no voting instructions are received from any such person with respect to a particular Contract, the Owner may instruct us as to how to vote the number of Fund shares for which instructions may be given.

Reports to Owners

We will send you, by regular U.S. mail, confirmation of all Purchase Payments (including any interest credited), withdrawals, (including any withdrawal charges and federal taxes on withdrawals), minimum distributions, death benefit payments, transfers (excluding dollar-cost averaging transfers) and living benefit credits or refunds. Such confirmations will be sent within two business days after the transaction occurs.

In addition, within five business days after each calendar quarter, we will send you, by regular U.S. mail, a statement showing your current Account Value, death benefit value, and investment allocation by asset class. Each quarterly statement will detail transactions that occurred during the last calendar quarter including Purchase Payments, annuity payments, transfers (including dollar-cost averaging transfers), partial withdrawals, systematic withdrawals, minimum distributions, portfolio rebalancing, asset reallocations, interest credited on fixed accounts, step-ups credited on living benefits, and annual contract fees assessed.

We will also send you annual and semi-annual reports of the Funds in which you are invested, including a list of investments held by each portfolio as of the current date of the report.

If you have enrolled in the electronic delivery service and consented to receive documents electronically, we will send you an email at the address you provided notifying you when we have posted your confirmations, statements, and reports on our website.

It is your obligation to review each such statement carefully and to report to us, at the address or telephone number provided on the statement, any errors or discrepancies in the information presented therein within 60 days of the date of such statement. Unless we receive notice of any such error or discrepancy from you within such period, we may not be responsible for correcting the error or discrepancy.

Substitution of Securities

Shares of any or all Funds may not always be available for investment under the Contract. We may add or delete Funds or other investment companies as variable investment options under the Contract. We may also substitute for the shares held in any Sub-Account shares of another Fund or shares of another registered open-end investment company or unit investment trust, provided that the substitution has been approved, if required, by the SEC and the Superintendent of Insurance of the State of New York. You will receive notice of any such Fund changes that affect your Contract by a supplement to this Prospectus.

Change in Operation of Variable Account

At our election and subject to any necessary vote by persons having the right to give instructions with respect to the voting of Fund shares held by the Sub-Accounts, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required. Deregistration of the Variable Account requires an order by the SEC. In the event of any change in the operation of the Variable Account pursuant to this provision, we may supplement this Prospectus to reflect the change and take such other action as may be necessary and appropriate to effect the change.

Splitting Units

We reserve the right to split or combine the value of Variable Accumulation Units, Annuity Units or any of them. In effecting any such change of unit values, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Contract. Any changes we make by splitting or combining Variable Accumulation Unit values must comply with federal securities laws and regulations.

Modification

Upon notice to the Owner (or the Payee(s) during the Income Phase), we may modify the Contract if such modification is consistent with federal securities laws and regulations and: (1) is necessary to make the Contract or the Variable Account comply with any law or regulation issued by a governmental agency to which the Company or the Variable Account is subject; (2) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts; (3) is necessary to reflect a change in the operation of the Variable Account or the Sub-Account(s) (see “Change in Operation of Variable Account”); (4) provides additional Variable Account and/or fixed accumulation options; or (5) as may otherwise be in the best interests of Owners, or Payees, as applicable. In the event of any such modification, we may supplement this Prospectus to reflect such modification.

Reservation of Rights

We reserve the right, to the extent permitted by law, to: (1) combine any 2 or more variable accounts or Sub-Accounts; (2) add or delete Funds, sub-series thereof or other investment companies and corresponding Sub-Accounts; (3) add or remove DCA Periods available at any time for election by an Owner; and (4) restrict or eliminate any of the voting rights of Owners or other persons who have voting rights as to the Variable Account. Where required by law, we will obtain approval of changes from Owners or any appropriate regulatory authority. In the event of any change pursuant to this provision, we may supplement this Prospectus and make appropriate endorsement to the Contract as necessary to reflect the change.

Right to Return

If you are not satisfied with your Contract, you may return it by mailing or delivering it to us at our mailing address, as shown on the cover of this Prospectus, within 10 days after it was delivered to you. (Information about your right to return period can be found on the first page of your Contract or prominently displayed in an endorsement to your Contract. You can also obtain information about your right to return period by contacting your sales representative.) When we receive the returned Contract, it will be cancelled and we will refund to you your Account Value.

If you are establishing an Individual Retirement Annuity (“IRA”), the Internal Revenue Code requires that we give you a disclosure statement containing certain information about the Contract and applicable legal requirements. We must give you this statement on or before the date the IRA is established. If we give you the disclosure statement before the seventh day preceding the date the IRA is established, you will not have any right of revocation under the Code. If we give you the disclosure statement at a later date, then you may give us a notice of revocation at any time within 7 days after your Issue Date. Upon such revocation, we will refund your Purchase Payment(s). This right of revocation with respect to an IRA is in addition to the return privilege set forth in the preceding paragraph. We allow an Owner establishing an IRA a “ten day free-look,” notwithstanding the provisions of the Internal Revenue Code.

TAX PROVISIONS

This section provides general information on the federal income tax consequences of ownership of a Contract based upon our understanding of current federal tax laws. Actual federal tax consequences will vary depending on, among other things, the type of retirement plan under which your Contract is issued. Also, legislation altering the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Contracts that were purchased before the date of enactment. We make no attempt to consider any applicable federal estate, federal gift, state, or other tax laws. We also make no guarantee regarding the federal, state, or local tax status of any Contract or any transaction involving any Contract. You should consult a qualified tax professional for advice before purchasing a Contract or executing any other transaction (such as a rollover, distribution, withdrawal or payment) involving a Contract.

Deductibility of Purchase Payments

For federal income tax purposes, Purchase Payments made under Non-Qualified Contracts are not deductible. Under certain circumstances, Purchase Payments made under Qualified Contracts may be excludible or deductible from taxable income. Any such amounts will also be excluded from the “investment in the contract” for purposes of determining the taxable portion of any distributions from a Qualified Contract. As a general rule, regardless of whether you own a Qualified or a Non-Qualified Contract, the amount of your tax liability on earnings and distributions will depend upon the specific tax rules applicable to your Contract and your particular circumstances.

Pre-Distribution Taxation of Contracts

Generally, an increase in the value of a Contract will not give rise to a current income tax liability to the Owner of a Contract or to any payee under the Contract until a distribution is received from the Contract. However, certain assignments or pledges of a Contract or loans under a Contract will be treated as distributions to the Owner of the Contract and will accelerate the taxability of any increases in the value of a Contract.

Also, corporate (or other non-natural person) Owners of a Non-Qualified Contract will generally incur a current tax liability on Account Value increases. There are certain exceptions to this current taxation rule, including: (i) any Contract that is an “immediate annuity”, which the Internal Revenue Code (the “Code”) defines as a single premium contract with an annuity commencement date within one year of the date of purchase which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period, and (ii) any Contract that the non-natural person holds as agent for a natural person (such as where a bank or other entity holds a Contract as trustee under a trust agreement).

You should note that a qualified retirement plan generally provides tax deferral regardless of whether the plan invests in an annuity contract. For that reason, no decision to purchase an annuity should be based on the assumption that the purchase of an annuity is necessary to obtain tax deferral under a qualified plan.

Distributions and Withdrawals from Non-Qualified Contracts

The Account Value of a Non-Qualified Contract will generally include both (i) an amount attributable to Purchase Payments, the return of which will not be taxable, and (ii) an amount attributable to investment earnings, the receipt of which will be taxable at ordinary income rates. The relative portions of any particular distribution that derive from nontaxable Purchase Payments and taxable investment earnings depend upon the nature and the timing of that distribution.

Any withdrawal of less than your entire Account Value under a Non-Qualified Contract before the Annuity Commencement Date, must be treated as a receipt of investment earnings. You may not treat such withdrawals as a non-taxable return of Purchase Payments unless you have first withdrawn the entire amount of the Account Value that is attributable to investment earnings. For purposes of determining whether an Owner has withdrawn the entire amount of the investment earnings under a Non-Qualified Contract, the Code provides that all Non-Qualified deferred annuity contracts issued by the same company to the same Owner during any one calendar year must be treated as one annuity contract. If you withdraw your entire Account Value under a Non-Qualified Contract before the Annuity Commencement Date (a “full surrender”), the taxable portion will equal the amount you receive less the “investment in the contract” (i.e., the total Purchase Payments (excluding amounts that were deductible by, or excluded from the gross income of, the Owner of a Contract), less any Purchase Payments that were amounts previously received which were not includable in income).

A Payee who receives annuity payments under a Non-Qualified Contract after the Annuity Commencement Date, will generally be able to treat a portion of each payment as a nontaxable return of Purchase Payments and to treat only the remainder of each such payment as taxable investment earnings. Until the Purchase Payments have been fully recovered in this manner, the nontaxable portion of each payment will be determined by the ratio of (i) the total amount of the Purchase Payments made under the Contract, to (ii) the Payee's expected return under the Contract. Once the Payee has received nontaxable payments in an amount equal to total Purchase Payments, no further exclusion is allowed and all future distributions will constitute fully taxable ordinary income. If payments are terminated upon the death of the Annuitant or other Payee before the Purchase Payments have been fully recovered, the unrecovered Purchase Payments may be deducted on the final return of the Annuitant or other Payee.

A penalty tax of 10% may also apply to taxable cash withdrawals, including lump-sum payments from Non-Qualified Contracts. This penalty will generally not apply to distributions made after age 59½, to distributions pursuant to the death or disability of the owner, to distributions that are a part of a series of substantially equal periodic payments made not less frequently than annually for life or life expectancy, or to distributions under an immediate annuity (as defined above).

Death benefits paid upon the death of a contract owner are not life insurance benefits and will generally be includable in the income of the recipient to the extent they represent investment earnings under the contract. For this purpose, the amount of the investment in the contract is not affected by the owner's or annuitant's death, i.e., the investment in the contract must still be determined by reference to the Owner's investment in the Contract. Special mandatory distribution rules also apply after the death of the Owner when the beneficiary is not the surviving spouse of the Owner.

If death benefits are distributed in a lump sum, the taxable amount of those benefits will be determined in the same manner as upon a full surrender of the contract. If death benefits are distributed under an annuity option, the taxable amount of those benefits will be determined in the same manner as annuity payments, as described above.

Any amounts held under a Non-Qualified Contract that are assigned or pledged as collateral for a loan will also be treated as if withdrawn from the Contract. In addition, upon the transfer of a Non-Qualified Contract by gift (other than to the Owner's spouse), the Owner must treat an amount equal to the Account Value minus the total amount paid for the Contract as income.

Distributions and Withdrawals from Qualified Contracts

In most cases, all of the distributions you receive from a Qualified Contract will constitute fully taxable ordinary income. Also, a 10% penalty tax will apply to distributions prior to age 59½, except in certain circumstances.

If you receive a distribution from a Qualified Contract used in connection with a qualified pension plan, from a tax-sheltered annuity, a governmental Code Section 457 plan or an individual retirement annuity “IRA” and roll over some or all of that distribution to another eligible plan, following the rules set out in the Code and IRS regulations, the portion of such distribution that is rolled over will not be includible in your income. An eligible rollover distribution from a qualified plan, tax-sheltered annuity or governmental Section 457 plan will be subject to 20% mandatory withholding as described below. Because the amount of the cash paid to you as an eligible rollover distribution will be reduced by this withholding, you will not be able to roll over the entire account balance under your Contract, unless you use other funds equal to the tax withholding to complete the rollover. Rollovers of IRA distributions are not subject to the 20% mandatory withholding requirement.

An eligible rollover distribution from a qualified plan, governmental Section 457 plan or tax-sheltered annuity is any distribution of all or any portion of the balance to the credit of an employee, except that the term does not include:

●	a distribution which is one of a series of substantially equal periodic payments made annually under a lifetime annuity or for a specified period of ten years or more;

●	any required minimum distribution; or

●	any hardship distribution.

Only you or your surviving spouse Beneficiary may elect to roll over a distribution to an eligible retirement plan. However, a non-surviving-spouse Beneficiary may be able to directly transfer a distribution to a so-called inherited IRA that will be subject to the IRS distribution rules applicable to beneficiaries.

Withholding

In the case of an eligible rollover distribution (as defined above) from a Qualified Contract (other than from an IRA), we (or the plan administrator) must withhold and remit to the U.S. Government 20% of the distribution, unless the Owner or Payee elects to make a direct rollover of the distribution to another qualified retirement plan that is eligible to receive the rollover; however, a non-surviving-spouse Beneficiary may elect a direct rollover only to a so-called inherited IRA. In the case of a distribution from (i) a Non-Qualified Contract, (ii) an IRA, or (iii) a Qualified Contract where the distribution is not an eligible rollover distribution, we will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Owner or Payee provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold. The Owner or Payee may credit against his or her federal income tax liability for the year of distribution any amounts that we (or the plan administrator) withhold.

Investment Diversification and Control

The Treasury Department has issued regulations that prescribe investment diversification requirements for the mutual fund series underlying non-qualified variable contracts. All Non-Qualified Contracts must comply with these regulations to qualify as annuities for federal income tax purposes. The owner of a Non-Qualified Contract that does not meet these guidelines will be subject to current taxation on annual increases in value of the Contract. We believe that each Fund available as an investment option under the Contract complies with these regulations.

The IRS has stated that satisfaction of the diversification requirements described above by itself does not prevent a contract owner from being treated as the owner of separate account assets under an “owner control” test. If a contract owner is treated as the owner of separate account assets for tax purposes, the contract owner would be subject to taxation on the income and gains from the separate account assets. In published revenue rulings through 1982 and then again in 2003, the IRS has stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise control over the investment of the assets. In Revenue Ruling 2003-91, the IRS considered certain variable annuity and variable life insurance contracts and concluded that the owners of the variable contracts would not be considered the owners of the contracts' underlying assets for federal income tax purposes.

Revenue Ruling 2003-91 states that the determination of whether the owner of a variable contract possesses sufficient incidents of ownership over the assets underlying the variable contract so as to be deemed the owner of those assets for federal income tax purposes will depend on all the facts and circumstances. We do not believe that the differences between the Contract and the contracts described in Revenue Ruling 2003-91 should prevent the holding in Revenue Ruling 2003-91 from applying. Nevertheless, you should consult with a qualified tax professional on the potential impact of the investor control rules of the IRS as they relate to the investment decisions and activities you may undertake with respect to the Contract. In addition, the IRS and/or the Treasury Department may issue new rulings, interpretations or regulations on this subject in the future. Accordingly, we therefore reserve the right to modify the Contracts as necessary to attempt to prevent you from being considered the owner, for tax purposes, of the underlying assets. We also reserve the right to notify you if we determine that it is no longer practicable to maintain the Contract in a manner that was designed to prevent you from being considered the owner of the assets of the Separate Account. You bear the risk that you may be treated as the owner of Separate Account assets and taxed accordingly.

Tax Treatment of the Company and the Variable Account

As a life insurance company under the Code, we will record and report operations of the Variable Account separately from other operations. The Variable Account will not, however, constitute a regulated investment company or any other type of taxable entity distinct from our other operations. Under present law, we will not incur tax on the income of the Variable Account (consisting primarily of interest, dividends, and net capital gains) if we use this income to increase reserves under Contracts participating in the Variable Account.

Qualified Retirement Plans

“Qualified Contracts” are Contracts used with plans that receive tax-deferral treatment pursuant to specific provisions of the Code. Annuity contracts also receive tax-deferral treatment. It is not necessary that you purchase an annuity contract to receive the tax-deferral treatment available through a Qualified Contract. If you purchase this annuity Contract as a Qualified Contract, you do not receive additional tax-deferral. Therefore, if you purchase this annuity Contract as a Qualified Contract, you should do so for reasons other than obtaining tax deferral.

You may use Qualified Contracts with several types of qualified retirement plans. Because tax consequences will vary with the type of qualified retirement plan and the plan's specific terms and conditions, we provide below only brief, general descriptions of the consequences that follow from using Qualified Contracts in connection with various types of qualified retirement plans. We stress that the rights of any person to any benefits under these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms of the Qualified Contracts that you are using. These terms and conditions may include restrictions on, among other things, ownership, transferability, assignability, contributions and distributions.

Pension and Profit-Sharing Plans

Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of retirement plans for employees. The Code requirements are similar for qualified retirement plans of corporations and those of self-employed individuals. Self-employed persons, as a general rule, may therefore use Qualified Contracts as a funding vehicle for their retirement plans.

Individual Retirement Arrangements

Sections 219 and 408 of the Code permit eligible individuals to contribute to a so-called “traditional” individual retirement program, including Individual Retirement Accounts and Annuities, Simplified Employee Pension Plans, and SIMPLE Retirement Accounts. Such IRAs are subject to limitations on contribution levels, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from some other types of retirement plans may be placed in an IRA on a tax-deferred basis. The Internal Revenue Service imposes special information requirements with respect to IRAs and we will provide purchasers of the Contracts as Individual Retirement Annuities with any necessary information. You will have the right to revoke a Contract issued as an Individual Retirement Annuity under certain circumstances, as described in the section of this Prospectus entitled “Right to Return.” If your Contract is issued in connection with an Individual Retirement Account, we have no information about the Account and you should contact the Account's trustee or custodian.

Roth Individual Retirement Arrangements

Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a traditional IRA under Section 408 of the Code, contributions to a Roth IRA are not tax-deductible. Provided certain conditions are satisfied, distributions are generally tax-free. Like traditional IRAs, Roth IRAs are subject to limitations on contribution amounts and the timing of distributions. If you convert a traditional Individual Retirement Annuity Contract into a Roth IRA Contract or your Individual Retirement Account that holds a Contract is converted to a Roth Individual Retirement Account, the fair market value of the Contract is included in taxable income (for conversions in 2010, you will include the taxable income amount equally in 2011 and 2012 but you can choose on your federal tax return for 2010 to include the total amount as 2010 taxable income). Under IRS regulations and Revenue Procedure 2006-13, fair market value may exceed the Contract's account balance. Thus, you should consult with a qualified tax professional prior to any conversion.

The Internal Revenue Service imposes special information requirements with respect to Roth IRAs and we will provide the necessary information for Contracts issued as Roth Individual Retirement Annuities. If your Contract is issued in connection with a Roth Individual Retirement Account, we have no information about the Account and you should contact the Account's trustee or custodian.

Impact of Optional Death Benefit and Optional Living Benefits

Qualified Contracts. If your Contract is a traditional IRA annuity, it is subject to certain required minimum distribution (RMD) requirements imposed by the Internal Revenue Code and IRS regulations. Under the RMD rules, distributions must begin no later than April 1 of the calendar year following the year in which you attain age 70½ or, for non-IRAs, the date of retirement instead of age 70½ if it is later. The RMD amount for a distribution calendar year is generally calculated by dividing the Contract's value as of 12/31 of the prior calendar year by the applicable distribution factor set forth in a Uniform Lifetime Table in the IRS regulations. For Contracts issued in connection with traditional Individual Retirement Accounts, (1) we do not calculate your annual RMD amount nor do we notify you of such amount and (2) you should contact the Account's trustee or custodian about RMD requirements since we only provide the trustee or custodian with the Contract's value (including any actuarial present value of additional benefits discussed below) so that it can be used by the trustee or custodian in the Account's RMD calculations.

The IRS’s RMD regulations provide that the annual RMD amount is to be calculated based on the Contract’s Account Value as of 12/31 plus “the actuarial present value of any additional benefits” that are provided under your Contract (such as optional death and living benefits) which is also calculated as of 12/31. When we notify you yearly of the RMD amount, we will inform you if the calculation included the actuarial present value of any additional benefits since such inclusion would have increased your RMD amount. Because of the above actuarial present value requirements, your initial or renewal election of a Contract’s optional benefit could cause your RMD amount to be higher than it would be without such an election. Prior to electing to participate in any optional benefit, you should consult with a qualified tax professional as to the possible effect of that benefit on your yearly RMD amounts.

You may take an RMD amount calculated for a particular IRA annuity from that annuity or from another IRA account or IRA annuity of yours. If your Qualified Contract is an asset of a qualified retirement plan, the qualified plan is subject to the RMD requirements and the Contract, as an asset of the qualified plan, may need to be used as a source of funds for the RMDs.

Prior to electing to participate in  any Contract’s optional living benefit, you should consult with a qualified tax professional as to the possible effect of RMD distributions on the benefits that might otherwise be available under any optional living benefit.

If your Contract is a traditional Individual Retirement Annuity or is held by your traditional Individual Retirement Account and you convert such a traditional IRA to a Roth IRA (see “Roth Individual Retirement Arrangements”), the IRS’s rules for determining the amount of your taxable income at the time of conversion include an amount based on the RMD actuarial present value requirements discussed above. Thus your initial election of a Contract’s optional benefit could cause your taxable income upon conversion to be higher than it would be without such an election. Prior to electing to participate in the optional living benefit or death benefit, you should consult with a qualified tax professional as to the possible effect of that benefit on conversion taxable income.

Non-Qualified Contracts. We are required to make a determination as to the taxability of any withdrawal you make in order to be able to annually report to the IRS and you information about your withdrawal. Under the Internal Revenue Code, any withdrawal from a Non-Qualified Contract is taxable to the extent the annuity's cash value (determined without regard to surrender charges) exceeds the investment in the contract. There is no definition of “cash value” in the Code and, for tax reporting purposes, we are currently treating it as the Account Value of the Contract. However, there can be no assurance that the IRS will agree that this is the correct cash value. The IRS could, for example, determine that the cash value is the Account Value plus an additional amount representing the value of an optional benefit. If this were to occur, election of an optional benefit could cause any withdrawal, including a withdrawal under the withdrawal benefit of any optional living benefit, to have a higher proportion of the withdrawal derived from taxable investment earnings. Prior to electing to participate in an optional benefit (or, if applicable, prior to renewing your participation in any optional living benefit), you should consult with a qualified tax professional as to the meaning of “cash value.”

Federal Defense of Marriage Act and Same-Sex Marriages

The Contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s death benefit and any joint-life coverage under an optional living benefit. Because of the Federal Defense of Marriage Act, all such Contract continuation rights are available only to a person who is defined as a “spouse” under such Act and that definition does not include a same-sex spouse. Thus, under current Federal law, if you are in a same-sex marriage, your spouse would not be able to exercise any of the Contract’s spousal continuation rights. You should consult a qualified tax professional for advice before purchasing a Contract and/or joint-life coverage under an optional living benefit.

ADMINISTRATION OF THE CONTRACT

We perform certain administrative functions relating to the Contract, Owner Accounts, and the Variable Account. These functions include, but are not limited to, maintaining the books and records of the Variable Account and the Sub-Accounts; maintaining records of the name, address, taxpayer identification number, Contract number, Owner Account number and type, the status of each Owner Account and other pertinent information necessary to the administration and operation of the Contract; processing Applications, Purchase Payments, transfers and full and partial withdrawals; issuing Contracts administering annuity payments; furnishing accounting and valuation services; reconciling and depositing cash receipts; providing confirmations; providing toll-free customer service lines; and furnishing telephonic transfer services.

DISTRIBUTION OF THE CONTRACT

Contracts are sold by licensed insurance agents (“the Selling Agents”) in those states where the Contract may be lawfully sold. Such Selling Agents will be registered representatives of affiliated and unaffiliated broker-dealer firms (“the Selling Broker-Dealers”) registered under the Securities Exchange Act of 1934 who are members of the Financial Industry Regulatory Authority (“FINRA”) and who have entered into selling agreements with the Company and the general distributor, Clarendon Insurance Agency, Inc. (“Clarendon”), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of FINRA.

The Company (or its affiliate, for purposes of this section only, collectively, “the Company”), pays the Selling Broker-Dealers compensation for the promotion and sale of the Contract. The Selling Agents who solicit sales of the Contract typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their Selling Agent. This compensation is not paid directly by the Contract Owner or the separate account. The Company intends to recoup this compensation through fees and charges imposed under the Contract, and from profits on payments received by the Company for providing administrative, marketing, and other support and services to the Funds.

The amount and timing of commissions the Company may pay to Selling Broker-Dealers may vary depending on the selling agreement but is not expected to be more than 8.00% of Purchase Payments, and 1.25% annually of the Owner's Account Value. The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations, and this compensation may be significant in amount.

The Company also pays compensation to wholesaling broker-dealers or other firms or intermediaries, including payments to affiliates of the Company, in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers. This compensation may be significant in amount and may be based on a percentage of Purchase Payments and/or a percentage of Contract Value and/or may be a fixed dollar amount.

In addition to the compensation described above, the Company may make additional cash payments, in certain circumstances referred to as “override” compensation, or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support. These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level and type of marketing and distribution support provided. Marketing and distribution support services may include, among other services, placement of the Company's products on the Selling Broker-Dealers' preferred or recommended list, access to the Selling Broker-Dealers' registered representatives for purposes of promoting sales of the Company's products, assistance in training and education of the Selling Agents, and opportunities for the Company to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer's actual or expected aggregate sales of our variable contracts (including the Contract) or assets held within those contracts and/or may be a fixed dollar amount. Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agent. The prospect of receiving, or the receipt of additional compensation as described above may provide Selling Broker-Dealers with an incentive to favor sales of the Contracts over other variable annuity contracts (or other investments) with respect to which the Selling Broker-Dealer does not receive additional compensation, or lower levels of additional compensation. You should take such payment arrangements into account when considering and evaluating any recommendation relating to the Contracts.

In addition to selling our variable contracts (including the Contract), some Selling Broker-Dealers or their affiliates may have other business relationships with the Company. Those other business relationships may include, for example, reinsurance agreements pursuant to which an affiliate of the Selling Broker-Dealer provides reinsurance to the Company relative to some or all of the Policies or other variable policies issued by the Company or its affiliates. The potential profits for a Selling Broker-Dealer or its affiliates (including its registered representatives) associated with such reinsurance arrangements could be significant in amount and could indirectly provide incentives to the Selling Broker-Dealer and its Selling Agents to recommend products for which they provide reinsurance over similar products which do not result in potential reinsurance profits to the Selling Broker-Dealer or its affiliate. The operation of an individual contract is not impacted by whether the policy is subject to a reinsurance arrangement between the Company and an affiliate of the Selling Broker-Dealer.

As discussed in the preceding paragraphs, the Selling Broker-Dealer may receive numerous forms of payments that, directly or indirectly, provide incentives to, and otherwise facilitate and encourage the offer and sale of the Contracts by Selling Broker-Dealers and their registered representatives. Such payments may be greater or less in connection with the Contracts than in connection with other products offered and sold by the Company or by others. Accordingly, the payments described above may create a potential conflict of interest, as they may influence your Selling Broker-Dealer or registered representative to present a Contract to you instead of (or more favorably than) another product or products that might be preferable to you.

You should ask your Selling Agent for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with your purchase of a Contract.

Commissions may be waived or reduced in connection with certain transactions described in this Prospectus under the heading “Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates.” No commissions have been paid to or retained by Clarendon in connection with the distribution of the Contracts described in this Prospectus.

AVAILABLE INFORMATION

The Company and the Variable Account have filed with the SEC registration statements under the Securities Act of 1933 relating to the Contracts. For further information regarding the Variable Account, the Company and the Contracts, please refer to the registration statements and their exhibits.In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934. We file reports and other information with the SEC to meet these requirements.

You can inspect and copy this information and our registration statements at the SEC's public reference facilities at the following location: Washington, D.C. -- 100 F Street, N.E., Washington, D.C. 20549-0102, telephone (202) 551-8090. The SEC’s public reference room will also provide copies by mail for a fee. You may also find these materials on the SEC's website (http://www.sec.gov).

STATE REGULATION

The Company is subject to the laws of the State of New York governing life insurance companies and to regulation by the Superintendent of Insurance of New York. An annual statement is filed with the Superintendent of Insurance on or before March lst in each year relating to the operations of the Company for the preceding year and its financial condition on December 31st of such year. Its books and records are subject to review or examination by the Superintendent or his agents at any time and a full examination of its operations is conducted at periodic intervals.

The Superintendent has broad administrative powers with respect to licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted.

In addition, affiliated groups of insurers, such as the Company, Sun Life (Canada) and its affiliates, are regulated under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial positions of the companies involved. Such insurance holding company legislation protects the Company’s ability to pay all guaranteed contract benefits, including any optional living benefits and death benefits. Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments of the Company under these laws cannot be reasonably estimated. However, most of these laws do provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength and many permit the deduction of all or a portion of any such assessment from any future premium or similar taxes payable. A state’s assessment on insurers in connection with the state guaranty fund would not affect Sun Life’s obligation to pay guaranteed contract benefits, including any optional living benefits and death benefits. If an assessment were so large as to affect Sun Life’s own ability to meet its obligations, then the provisions to excuse, defer, or offset such assessment would allow Sun Life to pay guaranteed contract benefits.

Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

LEGAL PROCEEDINGS

Sun Life (N.Y.), like other insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Sun Life (N.Y.) believes that, at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account, on the ability of Clarendon Insurance Agency, Inc. to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract.

FINANCIAL STATEMENTS

The financial statements of the Company which are included in the SAI should be considered only as bearing on the ability of the Company to meet its obligations with respect to amounts allocated to the Fixed Account and with respect to the death benefit and the Company's assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Fund shares held in the Sub-Accounts of the Variable Account.

The financial statements of the Variable Account for the year ended December 31, 2010 are also included in the SAI.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Sun Life Insurance and Annuity Company of New York	2
Advertising and Sales Literature	2
Tax-Deferred Accumulation	3
Calculations	4
Example of Variable Accumulation Unit Value Calculation	4
Example of Variable Annuity Unit Calculation	4
Example of Variable Annuity Payment Calculation	4
Distribution of the Contracts	4
Custodian	5
Independent Registered Public Accounting Firm	5
Financial Statements	5

APPENDIX A -
GLOSSARY

The following terms as used in this Prospectus have the indicated meanings:

ACCOUNT: An account established for each Owner to which Net Purchase Payments are credited.

ACCOUNT QUARTER: A three-month period, with the first Account Quarter beginning on your Issue Date.

ACCOUNT VALUE: The Variable Account Value, if any, plus the Fixed Account Value, if any, of your Account for any Valuation Period.

ACCUMULATION PHASE: The period before the Annuity Commencement Date and during the lifetime of the Annuitant (and while the Owner is still alive) during which you make Purchase Payments under the Contract. This is called the “Accumulation Period” in the Contract.

ADJUSTED PURCHASE PAYMENTS: Purchase Payments adjusted for partial withdrawals as described in “Calculating the Death Benefit.”

*ANNUITANT: The person or persons to whom the first annuity payment is made. If either Annuitant dies prior to the Annuity Commencement Date, the surviving Annuitant will become the sole Annuitant. The Annuitant becomes the Payee on the Annuity Commencement Date.

ANNUITY COMMENCEMENT DATE: The date on which the first annuity payment under each Contract is to be made.

ANNUITY OPTION: The method you choose for making annuity payments.

ANNUITY UNIT: A unit of measure used in the calculation of the amount of the second and each subsequent Variable Annuity payment from the Variable Account.

APPLICATION: The document signed by you or other evidence acceptable to us that serves as your application for participation under a Group Contract or purchase of an Individual Contract.

*BENEFICIARY: The person or entity having the right to receive the death benefit and, for a Certificate issued under a Non-Qualified Contract, who is the “designated beneficiary” for purposes of Section 72(s) of the Code in the event of the Owner's death. Notwithstanding the foregoing, if there are Co-Owners of a Non-Qualified Contract, the surviving Co-Owner will be deemed the beneficiary under the preceding sentence and any other designated beneficiary will be treated as a contingent beneficiary. The Beneficiary becomes the Payee on the death of the Owner prior to the Annuity Commencement Date, or on the death of the Annuitant on or after the Annuity Commencement Date.

BUSINESS DAY: Any day the New York Stock Exchange is open for trading. Also, any day on which we make a determination of the value of a Variable Accumulation Unit.

COMPANY (“WE,” “US,” “SUN LIFE (N.Y.)”): Sun Life Insurance and Annuity Company of New York.

CONTRACT: A Contract issued by the Company on an individual basis.

CONTRACT YEAR and CONTRACT ANNIVERSARY: Your first Contract Year is the period 365 days (366, if a leap year) from the date on which we issued your Contract. Your Contract Anniversary is the last day of a Contract Year. Each Contract Year after the first is the 365-day period that begins on your Contract Anniversary. For example, if the Issue Date is on March 12, the first Contract Year is determined from the Issue Date and ends on March 12 of the following year. Your Contract Anniversary is March 12 and all Contract Years after the first are measured from March 12. (If the Contract Anniversary Date falls on a non-Business Day, the previous Business Day will be used.)

DCA PERIOD: The period for which a Guaranteed Interest Rate is credited.

DEATH BENEFIT DATE: If you have elected a death benefit payment option before the Owner's death that remains in effect, the date on which we receive Due Proof of Death. If your Beneficiary elects the death benefit payment option, the later of (a) the date on which we receive the Beneficiary's election and (b) the date on which we receive Due Proof of Death. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Beneficiary shall be deemed to have elected to defer receipt of payment under any death benefit option until such time as a written election is received by the Company or a distribution is required by law.

DESIGNATED FUNDS: The limited investment options you can choose if you are participating in a living benefit.

DUE PROOF OF DEATH: Receipt by the Company of (1) an original certified copy of an official death certificate or an original certified copy of a decree of a court of competent jurisdiction as to the finding of death, and (2) any other information or documentation required by the Company that is necessary to make payment (e.g. taxpayer identification numbers, beneficiary names and addresses, state inheritance tax waivers, etc.).

FIXED ACCOUNT: The general account of the Company, consisting of all assets of the Company other than those allocated to a separate account of the Company.

FIXED ACCOUNT VALUE: The value of that portion of your Account allocated to the Fixed Account.

FIXED ANNUITY: An annuity with payments which do not vary as to dollar amount.

FUND: A registered management investment company, or series thereof, in which assets of a Sub-Account may be invested.

GUARANTEED INTEREST RATE: The rate of interest we credit on an annual effective basis.

INCOME PHASE: The period on and after the Annuity Commencement Date and during the lifetime of the Annuitant during which we make annuity payments under the Contract.

ISSUE DATE: The date the Contract becomes effective which is the date we apply your initial Net Purchase Payment to your Account and issue your Contract.

MAXIMUM ANNUITY COMMENCEMENT DATE: The later of the end of the tenth Contract Year or the first day of the month following the youngest Annuitant’s 90th birthday.

NET INVESTMENT FACTOR: An index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. The Net Investment Factor may be greater or less than or equal to one.

NET PURCHASE PAYMENT: The portion of a Purchase Payment which remains after the deduction of any applicable premium tax or similar tax.

NON-QUALIFIED CONTRACT: A Contract used in connection with a retirement plan that does not receive favorable federal income tax treatment under Sections 401, 403, 408, or 408A of the Internal Revenue Code. The Owner's interest in the Contract must be owned by a natural person or agent for a natural person for the Contract to receive income tax treatment as an annuity.

OPEN DATE: The date your Application is received by the Company.

*OWNER: The person, persons or entity entitled to the ownership rights stated in a Contract and in whose name or names the Contract is issued. The Owner may designate a trustee or custodian of a retirement plan which meets the requirements of Section 401, Section 408(c), Section 408(k), Section 408(p) or Section 408A of the Internal Revenue Code to serve as legal owner of assets of a retirement plan, but the term “Owner,” as used herein, shall refer to the organization entering into the Contract.

PAYEE: A recipient of payments under a Contract. The term includes (1) an Annuitant or (2) a Beneficiary who becomes entitled to benefits upon the death of the Owner or upon the death of the Annuitant on or after the Annuity Commencement Date.

PURCHASE PAYMENT (PAYMENT): An amount paid to the Company as consideration for the benefits provided by a Contract.

QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which may receive favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code of 1986, as amended.

SUB-ACCOUNT: That portion of the Variable Account which invests in shares of a specific Fund.

SURRENDER VALUE: The amount payable on full surrender of your Contract. The amount equals: (i) your Account Value at the end of the Valuation Period during which we receive your surrender request; minus (ii) any Account Fee applicable for the Contract Year in which the surrender is made and minus any applicable withdrawal charge.

VALUATION PERIOD: The period of time from one determination of Variable Accumulation Unit or Annuity Unit values to the next subsequent determination of these values. Value determinations are made as of the close of the New York Stock Exchange on each day that the Exchange is open for trading.

VARIABLE ACCOUNT: Variable Account C of the Company, which is a separate account of the Company consisting of assets set aside by the Company, the investment performance of which is kept separate from that of the general assets of the Company.

VARIABLE ACCUMULATION UNIT: A unit of measure used in the calculation of Variable Account Value.

VARIABLE ACCOUNT VALUE: The value of that portion of your Account allocated to the Variable Account.

VARIABLE ANNUITY: An annuity with payments which vary as to dollar amount in relation to the investment performance of the Variable Account.

YOU and YOUR: The terms “you” and “your” refer to “Owner,” and/or “Co-Owner” as those terms are identified in the Contract.

* You specify these items on the Application, and may change them, as we describe in this Prospectus.

APPENDIX B -
WITHDRAWAL CHARGE CALCULATIONS

Full Withdrawal:

Assume a Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made and there are no partial withdrawals. The table below presents three examples of the withdrawal charge resulting from a full withdrawal of your Account, based on hypothetical Account Values.

		Hypothetical	Free	Payment	Withdrawal	Withdrawal
	Contract	Account	Withdrawal	Subject to Withdrawal	Charge	Charge
	Year	Value	Amount	Charge	Percentage	Amount
(a)	1	$41,000	$ 4,000	$37,000	8.00%	$2,960
	2	$44,200	$ 4,000	$40,000	8.00%	$3,200
(b)	3	$47,700	$ 4,000	$40,000	7.00%	$2,800
	4	$51,500	$ 4,000	$40,000	6.00%	$2,400
(c)	5	$55,600	$55,600	$ 0	0.00%	$ 0
	6	$60,000	$60,000	$ 0	0.00%	$ 0

(a)
The free withdrawal amount in any year is equal to 10% of all of the Purchase Payments you have made. In Contract Year 1, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. On a full withdrawal of $41,000, the amount subject to a withdrawal charge is $37,000, which equals the Account Value of $41,000 minus the free withdrawal amount of $4,000.

(b)
In Contract Year 3, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. The Account Value minus the free withdrawal amount is $47,700 minus $4,000, which equals $43,700; however, the amount subject to a withdrawal charge is capped at the amount of your unliquidated Purchase Payments. Therefore, the amount subject to a withdrawal charge is $40,000, which is the amount of your unliquidated Purchase Payments.

(c)	In Contract Year 5, you have passed your fourth Contract Anniversary, so no withdrawal charges apply to any withdrawals you make.

Partial Withdrawal:

Assume a single Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made, no partial withdrawals have been taken prior to the fourth Contract Year, and there is a series of four partial withdrawals made during the fourth Contract Year of $3,000, $8,000, $12,000, and $22,000.

							Remaining
	Hypothetical	Free		Amount of			Free
	Account	Withdrawal		Withdrawal			Withdrawal	Hypothetical
	Value	Amount		Subject to	Withdrawal	Withdrawal	Amount	Account
Contract	Before	Before	Amount of	Withdrawal	Charge	Charge	After	Value after
Year	Withdrawal	Withdrawal	Withdrawal	Charge	Percentage	Amount	Withdrawal	Withdrawal
1	$41,000	$4,000	$ 0	$ 0	8.00%	$ 0	$4,000	$41,000
2	$44,200	$4,000	$ 0	$ 0	8.00%	$ 0	$4,000	$44,200
3	$47,700	$4,000	$ 0	$ 0	7.00%	$ 0	$4,000	$47,700
(a) 4	$48,200	$4,000	$ 3,000	$ 0	6.00%	$ 0	$1,000	$45,200
(b) 4	$46,000	$1,000	$ 8,000	$ 7,000	6.00%	$ 420	$ 0	$38,000
(c) 4	$38,250	$ 0	$12,000	$12,000	6.00%	$ 720	$ 0	$26,250
(d) 4	$26,650	$ 0	$22,000	$21,000	6.00%	$1,260	$ 0	$ 4,650

Totals			$45,000	$40,000	6.00%	$2,400	$ 0	$ 4,650

(a)
In Contract Year 4, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. The partial withdrawal amount of $3,000 is less than the free withdrawal amount, so there is no withdrawal charge.

(b)
Since a partial withdrawal of $3,000 was taken, the remaining free withdrawal amount in Contract Year 4 is $4,000 - $3,000 = $1,000. Therefore, $1,000 of the $8,000 withdrawal is not subject to a withdrawal charge, and $7,000 is subject to a withdrawal charge. Of the $11,000 withdrawn to date, $4,000 has been from the free withdrawal amount and $7,000 has been from Purchase Payments. Therefore, the amount of unliquidated Purchase Payments is $33,000.

(c)
Since $4,000 of the two prior Contract Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Contract Year 4 is $4,000 - $4,000 = $0. Therefore, the entire $12,000 withdrawal is subject to a withdrawal charge. Of the $23,000 withdrawn to date, $4,000 has been from the free withdrawal amount and $19,000 has been from Purchase Payments. Therefore, the amount of unliquidated Purchase Payments is $21,000.

(d)
Since $4,000 of the three prior Contract Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Contract Year 4 is $4,000 - $4,000 = $0. The amount of unliquidated Purchase Payments remaining before this withdrawal is $21,000. Therefore, $21,000 of the $22,000 withdrawal is taken from Purchase Payments and is subject to a withdrawal charge, and $1,000 of the withdrawal is taken from earnings and is not subject to a withdrawal charge. Of the $45,000 withdrawn to date, $4,000 has been from the free withdrawal amount, $40,000 has been from Purchase Payments, and $1,000 has been from earnings. The amount of unliquidated Purchase Payments is now equal to $0. Note that if the $4,650 remaining balance was withdrawn, it would all be from earnings and not subject to a withdrawal charge. The total Contract Year 4 withdrawal charges would then be $2,400, which is the same amount that was assessed for a full liquidation in Contract Year 4 in the example above.

APPENDIX C -
OPTIONAL LIVING BENEFIT EXAMPLES

Example: How Sun Income Riser III works

Assume for the example below that you are age 63 when your Contract is issued with an initial Purchase Payment of $100,000 and that you elected to participate with single-life coverage. (If you selected joint-life coverage, then the numbers shown in the example would be different). Your Withdrawal Benefit Base and your Bonus Base are each set equal to your initial Purchase Payment on your Issue Date. Because you reached age 59 prior to your Issue Date, your Coverage Date is your Issue Date. At any time, you can begin to withdraw up to your Annual Withdrawal Amount each Contract Year without reducing your Withdrawal Benefit Base. (For convenience, assume that because of the investment performance of your underlying investments, your Account Value remains neutral throughout the life of your Contract, except for Contract Years 2 and 5.)

Your Annual Withdrawal Amount is set equal to 4% of your Withdrawal Benefit Base, or $4,000. Your Withdrawal Benefit Base will increase by 7% of your Bonus Base each Contract Year in which you do not take a withdrawal during the Bonus Period. By deferring withdrawals during the Bonus Period you will increase your Withdrawal Benefit Base, which in turn may maximize your Annual Withdrawal Amount.

Assume that, because of good investment performance of the Designated Funds during Contract Year 2, your Account Value has grown to $125,000 on your second Contract Anniversary. Therefore, your Contract is eligible for an automatic step-up of its Withdrawal Benefit Base and Bonus Base. At this time we will step up your Withdrawal Benefit Base and your Bonus Base to $125,000. Additionally, because you have crossed into another age tier, your new Annual Withdrawal Amount will be 5% of your new Withdrawal Benefit Base, or $6,250. Going forward, your new Bonus Base will be $125,000, unless increased by another step-up or reduced by an Excess Withdrawal, and your Bonus Period will now end on your 12th Contract Anniversary (i.e., ten years after the step-up). All values shown are as of the beginning of the Contract Year.

Contract Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
1	$100,000	$100,000	$100,000	$4,000	$0
2	$100,000	$107,000	$100,000	$4,280	$0
3	$125,000	$125,000	$125,000	$6,250	$0

Assume you take your first withdrawal in Contract Year 4.  We set your Lifetime Withdrawal Percentage at 5%. Your Annual Withdrawal Amount will be equal to 5% of your Withdrawal Benefit Base. You can withdraw up to $6,688 in Contract Year 4 without reducing your Withdrawal Benefit Base.

Contract Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
4	$125,000	$133,750	$125,000	$6,688	$6,688
5	$118,312	$133,750	$125,000	$6,688	$6,688

Assume that, because of good investment performance of the Designated Funds during Contract Year 5, your Account Value has grown to $170,000 on your fifth Contract Anniversary. Therefore, your Contract is eligible for an automatic step-up of its Withdrawal Benefit Base. We will step up your Withdrawal Benefit Base to $170,000. Your new Annual Withdrawal Amount will be 5% of your new Withdrawal Benefit Base, or $8,500. Going forward, your new Bonus Base will be $170,000, unless increased by another step-up or reduced by an Excess Withdrawal, and your Bonus Period will now end on your 15th Contract Anniversary.

Contract Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
6	$170,000	$170,000	$170,000	$8,500	$8,500
7	$161,500	$170,000	$170,000	$8,500	$8,500
8	$153,000	$170,000	$170,000	$8,500	$8,500

Assume in Contract Year 9, you don’t take a withdrawal. Your Withdrawal Benefit Base will increase by $11,900, which is 7% of your Bonus Base ($170,000). Your new Annual Withdrawal Amount will be set equal to $9,095, which is 5% of your new Withdrawal Benefit Base ($181,900), as shown below:

Contract Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
9	$144,500	$170,000	$170,000	$8,500	$0
10	$144,500	$181,900	$170,000	$9,095	$9,095
11	$135,405	$181,900	$170,000	$9,095	$9,095
12	$126,310	$181,900	$170,000	$9,095	$9,095
13	$117,215	$181,900	$170,000	$9,095	$9,095
14	$108,120	$181,900	$170,000	$9,095	$9,095
15	$ 99,025	$181,900	$170,000	$9,095	$9,095

Example: Early Withdrawals

Any withdrawal taken before your Coverage Date will be considered an Early Withdrawal. Your Bonus Base and Withdrawal Benefit Base will be reduced using the following formulae:

Your new Bonus Base	=	BB x	(	AV – WD	)
AV

Your new Withdrawal Benefit Base	=	WBB x	(	AV – WD	)
AV

Where:
	BB =	Your Bonus Base immediately prior to the Early Withdrawal.

	WBB =	Your Withdrawal Benefit Base immediately prior to the Early Withdrawal.

	WD =	The amount of the Early Withdrawal.

	AV =	Your Account Value immediately prior to the Early Withdrawal.

Assume that you are age 50 when your Contract is issued with an initial Purchase Payment of $100,000, and that you elected to participate with single-life coverage. Your Withdrawal Benefit Base and your Bonus Base are each set to equal your initial Purchase Payment on your Issue Date. Your Withdrawal Benefit Base will increase by a percentage of your Bonus Base each year in which you do not take a withdrawal. Your Coverage Date will be the first Contract Anniversary after you attain the age of 59.

Assume that, because of good investment performance of the Designated Funds during Contract Year 2 your Account Value has grown to $125,000 on your second Contract Anniversary. Therefore, your Contract is eligible for an automatic step-up of the Withdrawal Benefit Base and Bonus Base. We will step up your Withdrawal Benefit Base and Bonus Base to $125,000. Assume that, in your Contract Year 3, you withdraw $10,000. Because you are age 53 (and younger than age 59), this is an Early Withdrawal.

At this point, your Bonus Base and your Withdrawal Benefit Base will be recalculated as follows:

Your new Bonus Base	=	$125,000	x	$125,000 – $10,000
				$125,000

	=	115,000

Your new Withdrawal Benefit Base	=	$125,000	x	$125,000 – $10,000
				$125,000

	=	115,000

Your Annual Withdrawal Amount will still be $0 because you have not reached your Coverage Date.

Example: Excess Withdrawals

If you take an Excess Withdrawal your Withdrawal Benefit Base and Bonus Base will be reduced according to the following formulae:

Your new Bonus Base	=	BB x	(	AV – WD	)
AV-AWA

Your new Withdrawal Benefit Base	=	WBB x	(	AV - WD	)
AV - AWA

Where:
	BB =	Your Bonus Base immediately prior to the Excess Withdrawal.

	WBB =	Your Withdrawal Benefit Base immediately prior to the Excess Withdrawal.

	WD =	The amount of the Excess Withdrawal.

	AV =	Your Account Value immediately prior to the Excess Withdrawal.

	AWA =	Your Annual Withdrawal Amount minus any prior partial withdrawals taken during the current Contract Year.

Assume that you invested $65,000 and, due to recent positive market performance, your Account Value in Contract Year 5 is $100,000. Your Withdrawal Benefit Base and Bonus Base have stepped up to 100,000, your Lifetime Withdrawal Percentage is 5%, and thus your Annual Withdrawal Amount is $5,000. During this Contract Year you make two withdrawals: a $4,000 withdrawal followed by a $6,000 withdrawal. Your first withdrawal reduces your Account Value to $96,000 but does not affect your Withdrawal Benefit Base because it is not in excess of your Annual Withdrawal Amount. Your second withdrawal (when combined with the first) is in excess of your $5,000 Annual Withdrawal Amount.  After your second withdrawal, your Withdrawal Benefit Base will be reduced as follows:

Your new Bonus Base	=	$100,000	x	$96,000 – $6,000
				$96,000 – ($5,000 – $4,000)

	=	$94,737

Your new Withdrawal Benefit Base	=	$100,000	x	$96,000 – $6,000
				$96,000 – ($5,000 – $4,000)

	=	$94,737

Beginning on your Contract Anniversary and going forward, your new Annual Withdrawal Amount will be $4,737.

You should be aware that, if your Account Value minus your Annual Withdrawal Amount is less than the Withdrawal Benefit Base at the time an Excess Withdrawal is taken (as in the above example), then your Withdrawal Benefit Base will be reduced by an amount equal to or more than the excess amount withdrawn. Thus, Excess Withdrawals taken in a down market could severely reduce your benefit.

Example: Account Value goes to zero before the Coverage Date

Assume for the next two examples (A and B) below that you are age 45 when your Contract is issued with an initial Purchase Payment of $100,000 and that you elected to participate in the Sun Income Riser III living benefit with single-life coverage. (If you selected joint-life coverage, the numbers shown in the example could be different; however, the concept is the same).

Your Withdrawal Benefit Base and your Bonus Base are each set equal to your initial Purchase Payment on your Issue Date. Because you have not reached age 59 prior to your Issue Date, your Coverage Date is the anniversary following your 59th birthday. You may begin to withdraw up to your Annual Withdrawal Amount each Contract Year without reducing your Withdrawal Benefit Base starting on the Coverage Date.

A. Early Withdrawal causes Account Value to go to zero before the Coverage Date.

Assume that because of the investment performance of the Designated Funds your Account Value is neutral. During Contract Year 4 you decide to take an Early Withdrawal equal to the full Account Value.

Contract Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
1	$100,000	$100,000	$100,000	$0	$0
2	$100,000	$107,000	$100,000	$0	$0
3	$100,000	$114,000	$100,000	$0	$0
4	$100,000	$121,000	$100,000	$0	$100,000
5	$0	$0	$0	$0	$0

Since your withdrawal was for the full Account Value, your Contract, including the Living Benefit, will end and you will not be eligible to receive your Annual Withdrawal Amount.

B. Poor performance, Contract fees and charges cause Account Value to go to zero before the Coverage Date.

Assume that, over the course of the first 10 years of the Contract, the investment performance of the Designated Funds is such that the Account Value goes to zero due to the combination of poor investment performance, contract fees and charges. You did not take any withdrawals to cause the Account Value to go to zero.

Contract Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
1	$100,000	$100,000	$100,000	$0	$0
2	$85,000	$107,000	$100,000	$0	$0
3	$65,000	$114,000	$100,000	$0	$0
4	$55,000	$121,000	$100,000	$0	$0
5	$45,000	$128,000	$100,000	$0	$0
6	$35,000	$135,000	$100,000	$0	$0
7	$25,000	$142,000	$100,000	$0	$0
8	$15,000	$149,000	$100,000	$0	$0
9	$8,000	$156,000	$100,000	$0	$0
10	$400	$163,000	$100,000	$0	$0
11	$0	$0	$0	$0	$0

Since your Account Value went to zero before the Coverage Date, your Contract, including the Living Benefit, will end and you will not be eligible to receive your Annual Withdrawal Amount.

Examples: Account Value goes to zero after the Coverage Date

Assume for the next two examples (A and B) below that you are age 65 when your Contract is issued with an initial Purchase Payment of $100,000 and that you elected to participate in the Sun Income Riser III living benefit with single-life coverage. (If you selected joint-life coverage, the numbers shown in the example could be different; however, the concept is the same).

A. Excess Withdrawal combined with poor performance, Contract fees and charges cause Account Value to go to zero after the Coverage Date.

Assume that, over the course of the first 9 years of the Contract, the investment performance of the Designated Funds is such that the Account Value increases by $1,000 per year. During Contract Year 9, you decide to take an Excess Withdrawal for less than the full Account Value. Your Withdrawal Benefit Base and Bonus Base will both reduce proportionately; your Annual Withdrawal Amount will be 5% of the new Withdrawal Benefit Base. Suppose, due to poor investment performance after the Excess Withdrawal, the Account Value goes to zero during Contract Year 12. Then your Annual Withdrawal Amount available in Contract Year 13 will continue to be paid for the rest of your life.

Contract Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
1	$100,000	$100,000	$100,000	$5,000	$0
2	$101,000	$107,000	$100,000	$5,350	$0
3	$102,000	$114,000	$100,000	$5,700	$0
4	$103,000	$121,000	$100,000	$6,050	$0
5	$104,000	$128,000	$100,000	$6,400	$0
6	$105,000	$135,000	$100,000	$6,750	$0
7	$106,000	$142,000	$100,000	$7,100	$0
8	$107,000	$149,000	$100,000	$7,450	$0
9	$108,000	$156,000	$100,000	$7,800	$50,000
10	$58,000	$90,299	$57,884	$4,515	$4,515
11	$25,000	$90,299	N/A	$4,515	$4,515
12	$5,000	$90,299	N/A	$4,515	$4,515
For Life	$0	$90,299	N/A	$4,515	$4,515

B. Poor performance, Contract fees and charges cause Account Value to go to zero after the Coverage Date.

Assume that, over the course of the first 10 years of the Contract, the investment performance of the Designated Funds is such that the Account Value goes to zero due to the combination of poor investment performance, contract fees and charges. You did not take any withdrawals to cause the Account Value to go to zero.

Contract Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
1	$100,000	$100,000	$100,000	$5,000	$0
2	$85,000	$107,000	$100,000	$5,350	$0
3	$65,000	$114,000	$100,000	$5,700	$0
4	$55,000	$121,000	$100,000	$6,050	$0
5	$45,000	$128,000	$100,000	$6,400	$0
6	$35,000	$135,000	$100,000	$6,400	$0
7	$25,000	$142,000	$100,000	$7,100	$0
8	$15,000	$149,000	$100,000	$7,450	$0
9	$8,000	$156,000	$100,000	$7,800	$0
10	$400	$163,000	$100,000	$8,150	$0
11	$0	$170,000	N/A	$8,500	$8,500
For Life	$0	$170,000	N/A	$8,500	$8,500

Because your Acount Value was reduced to zero during Contract Year 11, we will pay the Annual Withdrawal Amount for the rest of your life. All other Contract features, benefits, and guarantees will terminate.

C. Excess Withdrawal causes Account Value to go to zero after the Coverage Date.

Contract Year	Account Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
1	$100,000	$100,000	$100,000	$0	$0
2	$80,000	$107,000	$100,000	$0	$0
3	$60,000	$114,000	$100,000	$0	$60,000
4	$0	$0	$0	$0	$0

Your Contract and all benefits end because you took an Excess Withdrawal that causes your Account Value to go to zero.

APPENDIX D -
BUILD YOUR OWN PORTFOLIO

This Appendix sets forth the Funds and percentage limits that constitute the “build your own portfolio” program. This program is more fully described under “BUILD YOUR OWN PORTFOLIO” in the Prospectus. Briefly, if you comply with this program, the portfolio you build will satisfy the Designated Funds requirement under the Living Benefit. If you do not comply with the allocation percentage limits in effect under your Contract, your selection of the Build Your Own Portfolio model will not qualify as a Designated Fund and your participation in the Living Benefit will be cancelled.

Fixed Income Funds	Core Retirement Strategies Funds	Asset Allocation Funds	Core Equity Funds	Growth Equity Funds	Specialty Funds
30% to 50%	40% to 60%	10% to 30%	0% to 20%	0% to 20%	0% to 10%
Sun Capital Investment Grade Bond Fund®	PIMCO Global Multi-Asset Portfolio	AllianceBernstein Balanced Wealth Strategy Portfolio	Lord Abbett Series Fund Fundamental Equity Portfolio	Franklin Small Cap Value Securities Fund	Franklin Strategic Income Securities Fund
MFS® Government Securities Portfolio	MFS® Global Tactical Allocation Portfolio1	Fidelity® Variable Insurance Products Balanced Portfolio	Invesco Van Kampen V.I. Comstock Fund	SCSM BlackRock Small Cap Index Fund	PIMCO Emerging Markets Bond Portfolio
MFS® Bond Portfolio	SCSM Ibbotson Balanced Fund	Franklin Income Securities Fund	MFS® Value Portfolio	Oppenheimer Capital Appreciation Fund/VA	Sun Capital Global Real Estate Fund
Sun Capital Money Market Fund®	SCSM Ibbotson Conservative Fund	Invesco Van Kampen V.I. Equity and Income Fund	Mutual Shares Securities Fund	Lord Abbett Series Fund Growth Opportunities Portfolio	PIMCO CommodityRealReturn® Strategy Portfolio
SCSM Goldman Sachs Short Duration Fund		MFS® Total Return Portfolio	MFS® Utilities Portfolio	MFS® International Value Portfolio	MFS® Emerging Markets Equity Portfolio
SCSM PIMCO Total Return Fund		SCSM Ibbotson Growth Fund	MFS® Core Equity Portfolio	MFS® Research International Portfolio	SCSM PIMCO High Yield Fund
SCSM BlackRock Inflation Protected Bond Fund		Fidelity® Variable Insurance Products Fund Freedom 2015 Portfolio	SCSM Davis Venture Value Fund	Templeton Growth Securities Fund	Lazard Retirement Emerging Markets Equity Portfolio
		Fidelity® Variable Insurance Products Fund Freedom 2020 Portfolio	SCSM Lord Abbett Growth & Income Fund	First Eagle Overseas Variable Fund
		BlackRock Global Allocation V.I. Fund	SCSM Goldman Sachs Mid Cap Value Fund	Oppenheimer Global Securities Fund/VA
			SCSM BlackRock Large Cap Index Fund	Columbia Marsico International Opportunities Fund, Variable Series
Fidelity® Variable Insurance Products Fund Mid Cap Portfolio
MFS® International Growth Portfolio
SCSM WMC Large Cap Growth Fund
Columbia Marsico Growth Fund, Variable Series
Columbia Marsico 21st Century Fund, Variable Series
SCSM WMC Blue Chip Mid Cap Fund
Universal Institutional Funds Inc. - Mid Cap Growth Portfolio
Invesco Van Kampen V.I. Mid Cap Value Fund
AllianceBernstein International Growth Portfolio
Fidelity® Variable Insurance Products Fund Contrafund® Portfolio
SCSM AllianceBernstein International Value Fund
SCSM Columbia Small Cap Value Fund
SCSM Invesco Small Cap Growth Fund
SCSM BlackRock International Index Fund

This Prospectus sets forth information about the Contract and the Variable Account that a prospective purchaser should know before investing. Additional information about the Contract and the Variable Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information dated XXXXXX, 2011 which is incorporated herein by reference. The Statement of Additional Information is available upon request and without charge from Sun Life Insurance and Annuity Company of New York. To receive a copy, return this request form to the address shown below or telephone (800) 447-7569.

To:	Sun Life Insurance and Annuity Company of New York
P.O. Box 9133
Wellesley Hills, Massachusetts 02481

Please send me a Statement of Additional Information for
Sun Life Financial Masters Flex II NY
Sun Life (N.Y.) Variable Account C.

Name:

Address:

City:	State:	Zip Code:

Telephone:

PART B

XXXXXX, 2011

SUN LIFE FINANCIAL MASTERS® FLEX II NY

VARIABLE AND FIXED ANNUITY

STATEMENT OF ADDITIONAL INFORMATION

SUN LIFE (N.Y.) VARIABLE ACCOUNT C

TABLE OF CONTENTS

Sun Life Insurance and Annuity Company of New York	2
Advertising and Sales Literature	2
Tax Deferred Accumulation	3
Calculations	4
Example of Variable Accumulation Unit Value Calculation	4
Example of Variable Annuity Unit Calculation	4
Example of Variable Annuity Payment Calculation	4
Distribution of the Contract	4
Custodian	5
Independent Registered Public Accounting Firm	5
Financial Statements	5

The Statement of Additional Information sets forth information which may be of interest to prospective purchasers of the Sun Life Financial Masters® Flex II NY (the “Contract”) issued by Sun Life Insurance and Annuity Company of New York (the “Company”) in connection with Sun Life (N.Y.) Variable Account C (the “Variable Account”).  The information included herein is not included in the corresponding Prospectus dated XXXXX, 2011.  This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained without charge from the Company by writing to Sun Life Insurance and Annuity Company of New York, c/o Annuity Division, P.O. Box 9133, Wellesley Hills, Massachusetts 02481, or by telephoning (800) 447-7569.

The terms used in this Statement of Additional Information have the same meanings as in the Prospectus.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE PURCHASERS ONLY IF PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK (“Sun Life (N.Y.)”)

Sun Life Financial Inc. (“Sun Life Financial”), a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York and Philippine stock exchanges, is the ultimate corporate parent of Sun Life (N.Y.). Sun Life Financial ultimately controls Sun Life (N.Y.) through the following intervening company subsidiaries: Sun Life Assurance Company of Canada (U.S.), Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments LLC, Sun Life Financial (U.S.) Holdings, Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., and Sun Life Global Investments Inc.

ADVERTISING AND SALES LITERATURE

As set forth in the Prospectus, the Company may refer to the following organizations (and others) in its marketing materials:

A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company.

LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

STANDARD & POOR'S insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations of its insurance policies in accordance with their terms.

VARDS (Variable Annuity Research Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

MOODY'S Investors Services, Inc.'s insurance claims-paying rating is a system of rating an insurance company's financial strength, market leadership, and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

STANDARD & POOR'S INDEX - broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm. The index tracks 400 industrial company stocks, 20 transportation stocks, 40 financial company stocks, and 40 public utilities.

NASDAQ-OTC Price Index - this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value-weighted and was introduced with a base of 100.00 on February 5, 1971.

DOW JONES INDUSTRIAL AVERAGE (DJIA) - price-weighted average of 30 actively traded blue chip stocks, primarily industrials, but including American Express Company and American Telephone and Telegraph Company. Prepared and Published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

MORNINGSTAR, Inc. is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities. This coverage for mutual funds includes, among other information, performance analysis rankings, risk rankings (e.g. aggressive, moderate or conservative), and “style box” matrices. Style box matrices display, for equity funds, the investment philosophy and size of the companies in which the fund invests and, for fixed-income funds, interest rate sensitivity and credit quality of the investment instruments.

IBBOTSON ASSOCIATES, Inc. is a consulting firm that provides a variety of historical data, including total return, capital appreciation and income, on the stock market as well as other investment asset classes, and inflation. This information will be used primarily for comparative purposes and to illustrate general financial planning principles.

In its advertisements and other sales literature for the Variable Account and the Funds, the Company intends to illustrate the advantages of the Contracts in a number of ways:

DOLLAR-COST AVERAGING ILLUSTRATIONS. These illustrations will generally discuss the price-leveling effect of making regular investments in the same Sub-Accounts over a period of time, to take advantage of the trends in market prices of the portfolio securities purchased by those Sub-Accounts.

SYSTEMATIC WITHDRAWAL PROGRAM. A service provided by the Company, through which an Owner may take any distribution allowed by Internal Revenue Code Section 401 (a) (9) in the case of Qualified Contracts, or permitted under Internal Revenue Code Section 72 in the case of Non-Qualified Contracts, by way of a series of partial withdrawals. Withdrawals under this program may be fully or partially includible in income and may be subject to a 10% penalty tax. Consult your tax advisor.

THE COMPANY'S AND THE FUNDS' CUSTOMERS. Sales literature for the Variable Account and the Funds may refer to the number of clients which they serve.

THE COMPANY'S  ASSETS, SIZE. The Company may discuss its general financial condition (see, for example, the references to Standard & Poor's, Fitch and A.M. Best Company above); it may refer to its assets; and it may discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria.

COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of limitation, the literature may emphasize the potential savings through tax deferral; the potential advantage of the Variable Account over the Fixed Account; and the compounding effect when an Owner makes regular deposits to his or her account.

The Company may use hypothetical illustrations of the benefits of tax deferral, including but not limited to the following chart:

The chart below assumes an initial investment of $10,000 which remains fully invested for the entire time period, an 8% annual return, and a 33% combined federal and state income tax rate. It compares how 3 different investments might fare over 10, 20, and 30 years. The first example illustrates an investment in a non-tax-deferred account and assumes that taxes are paid annually out of that account. The second example illustrates how the same investment would grow in a tax-deferred investment, such as an annuity. The third example illustrates the net value of the tax-deferred investment after paying taxes on the full account value.

	10 YEARS	20 YEARS	30 YEARS

Non-Tax-Deferred Account	$16,856	$28,413	$ 47,893

Tax-Deferred Account	$21,589	$46,610	$100,627

Tax-Deferred Account After Paying Taxes	$17,765	$34,528	$ 70,720

THIS ILLUSTRATION IS HYPOTHETICAL AND DOES NOT REPRESENT THE PROJECTED PERFORMANCE OF THE CONTRACT OR ANY OF ITS INVESTMENT OPTIONS. THE ILLUSTRATION DOES NOT REFLECT THE DEDUCTION OF ANY CHARGES OR FEES RELATED TO PORTFOLIO MANAGEMENT, MORTALITY AND EXPENSE, OR ACCOUNT ADMINISTRATION. TAXES ON EARNINGS WITHIN AN ANNUITY ARE DUE UPON WITHDRAWAL. WITHDRAWALS MAY ALSO BE SUBJECT TO SURRENDER CHARGES AND, IF MADE PRIOR TO AGE 59½, A 10% FEDERAL PENALTY TAX.

TAX-DEFERRED ACCUMULATION

In general, individuals who own annuity contracts are not taxed on increases in the value of their annuity contracts until some form of distribution is made under the contract. As a result, the annuity contract would benefit from tax deferral during the contract's accumulation phase; this would have the effect of permitting an investment in an annuity contract to grow more rapidly that a comparable investment under which increases in value are taxed on a current basis.

In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax-deferred compounding on the Variable Account's investment returns. We may illustrate these effects in charts or graphs and from time to time may include comparisons of returns under the Contract or in general on a tax-deferred basis, with the returns on a taxable basis. Different tax rates may be assumed. Any such illustrative chart or graph would show accumulations on an initial investment or Purchase Payment, assuming a given amount (including the applicable interest credit), hypothetical gross annual returns compounded annually, and a stated rate of return. The values shown for the taxable investment would not include any deduction for management fees or other expenses, but would assume the annual deduction of federal and state taxes from investment returns. The values shown for the Contract in a chart would reflect the deduction of Contract expenses, such as the mortality and expense risk charge, the 0.15% administrative charge, and the $30 annual Account Fee. In addition, the values shown would assume that the Owner has not surrendered his or her Contract or made any partial surrenders until the end of the period shown. The chart would assume a full surrender at the end of the period shown and the payment of federal and state taxes, at a rate of not more than 33%, on the amount in excess of the Purchase Payments.

In developing illustrative tax deferral charts, we will observe these general principles:

●	The assumed rate of earnings will be realistic.
●	The illustrative chart will accurately depict the effect of all fees and charges or provide a narrative that prominently discloses all fees and charges under the Contract.
●	Charts comparing accumulation values for tax-deferred and non-tax-deferred investments will depict the implications of any surrender.
●	A narrative accompanying the chart will prominently disclose that there may be a 10% tax penalty on a surrender by an Owner who has not reached age 59½ at the time of surrender.

The rates of return illustrated in any chart would be hypothetical and are not an estimate or guaranty of performance. Actual tax returns may vary among Owners.

CALCULATIONS

EXAMPLE OF VARIABLE ACCUMULATION UNIT VALUE CALCULATION

Suppose the net asset value of a Fund share at the end of the current valuation period is $18.38; at the end of the immediately preceding valuation period was $18.32; the Valuation Period is one day; and no dividends or distributions caused Fund shares to go “ex-dividend” during the current Valuation Period. $18.38 ÷ $18.32 = 1.00327511. Subtracting the one day risk factor for mortality and expense risks and the administrative expense charge of .00005675 (the daily equivalent of the current maximum charge of 2.05% on an annual basis) gives a net investment factor of 1.00321836.  If the value of the variable accumulation unit for the immediately preceding valuation period had been 14.5645672, the value for the current valuation period would be 14.6114412 (14.5645672 x 1.00321836).

EXAMPLE OF VARIABLE ANNUITY UNIT CALCULATION

Suppose the circumstances of the first example exist, and the value of an annuity unit for the immediately preceding valuation period had been 12.3456789.  If the first variable annuity payment is determined by using an annuity payment based on an assumed interest rate of 3% per year, the value of the annuity unit for the current valuation period would be 12.3845467 (12.3456789 x 1.00322953 (the Net Investment Factor) based on the daily equivalent of maximum annuity phase charge of 1.65% on an annual basis) x 0.99991902). 0.99991902 is the factor, for a one day Valuation Period, that neutralizes the assumed interest rate of 3% per year used to establish the Annuity Payment Rates found in certain Contracts.

EXAMPLE OF VARIABLE ANNUITY PAYMENT CALCULATION

Suppose that an Account is credited with 8,765.4321 variable accumulation units of a particular Sub-Account but is not credited with any fixed accumulation units; that the variable accumulation unit value and the annuity unit value for the particular Sub-Account for the valuation period which ends immediately preceding the annuity commencement date are 14.5645672 and 12.3456789 respectively; that the annuity payment rate for the age and option elected is $6.78 per $1,000; and that the annuity unit value on the day prior to the second variable annuity payment date is 12.3845467.  The first variable annuity payment would be $865.57 (8,765.4321 x 14.5645672 x 6.78 ÷ 1,000).  The number of annuity units credited would be 70.1112 ($865.57 ÷ 12.3456789) and the second variable annuity payment would be $868.30 (70.1112 x 12.3845467).

DISTRIBUTION OF THE CONTRACT

We offer the Contract on a continuous basis through the general distributor and principal underwriter of the Contracts, Clarendon Insurance Agency, Inc. (“Clarendon”).  Clarendon also acts as the general distributor of certain other annuity contracts issued by (Sun Life (U.S.) and its subsidiary, Sun Life Insurance and Annuity Company of New York (“Sun Life (N.Y.)”), and variable life insurance contracts issued by Sun Life (U.S.).

In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. The Company reserves the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of Contracts or Certificates or other contracts offered by the Company.  Promotional incentives may change at any time.

Commissions will not be paid to selling agents with respect to Accounts established for the personal account of employees of the Company or any of its affiliates, or of persons engaged in the distribution of the Contract, or of immediate family members of such employees or persons. In addition, commissions may be waived or reduced in connection with certain transactions described in the Prospectus under the heading “Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates.” Total commissions paid by the Variable Account to, but not retained by, Clarendon during 2008, 2009, and 2010 were approximately $991,276, $2,518,612, and $XXXXXXXX, respectively.

CUSTODIAN

We are the Custodian of the assets of the Variable Account.  We will purchase Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for annuity reserves held in the Variable Account.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Sun Life Insurance and Annuity Company of New York included in this Statement of Additional Information have been audited by XXXXXXXX, an independent registered public accounting firm, as stated in their report appearing herein (which report, dated March XX, 2011, accompanying such financial statements expresses an unqualified opinion and includes an explanatory paragraph, referring to the Company changing its method of accounting and reporting for other-than temporary impairments in 2009 and changing its method of accounting and reporting for fair value measurement of certain assets and liabilities in 2008), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.  Their office is located at 200 Berkeley Street, Boston, Massachusetts.

The financial statements of Sun Life (N.Y.) Variable Account C that are included in this Statement of Additional Information have been audited by XXXXXXXXX, an independent registered public accounting firm, as stated in their report appearing herein (which report, dated April XX, 2011, accompanying the financial statements expresses an unqualified opinion) and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the Variable Account and Sun Life Insurance and Annuity Company of New York are included herein. The financial statements of Sun Life Insurance and Annuity Company of New York are provided as relevant to its ability to meet its financial obligations under the Contracts and should not be considered as bearing on the investment performance of the assets held in the Variable Account.

Financial Statements
Sun Life (N.Y.) Variable Account C
Sun Life Insurance and Annuity Company of New York
To be Filed by Amendment

 PART C
OTHER INFORMATION

Item 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)	The following Financial Statements are included in the Registration Statement:

	A.	Condensed Financial Information - Accumulation Unit Values (Part A) To be filed by Amendment

	B.	Financial Statements of the Depositor (Part B) To be filed by Amendment

Audited:

		1.	Report of Independent Registered Public Accounting Firm;
		2.	Statements of Income, Years Ended December 31, 2010, 2009 and 2008;
		3.	Balance Sheets, December 31, 2010 and 2009;
		4.	Statements of Comprehensive Income, Years Ended December 31, 2010, 2009 and 2008;
		5.	Statements of Stockholder's Equity, Years Ended December 31, 2010, 2009 and 2008;
		6.	Statements of Cash Flows, Years Ended December 31, 2010, 2009 and 2008; and
		7.	Notes to Financial Statements.

	C.	Financial Statements of the Registrant (Part B) To be filed by Amendment

		1.	Report of Independent Registered Public Accounting Firm;
		2.	Statement of Assets and Liabilities, December 31, 2010;
		3.	Statement of Operations, Year Ended December 31, 2010;
		4.	Statements of Changes in Net Assets, Years Ended December 31, 2010 and December 31, 2009; and
		5.	Notes to Financial Statements.

(b)	The following Exhibits are incorporated in the Registration Statement by reference unless otherwise indicated:

(1)
Resolution of the Board of Directors of the depositor dated December 3, 1984, authorizing the establishment of the Registrant (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-05037, filed on March 29, 2000);

(2)	Not applicable;

(3)(a)
Marketing Coordination Agreement between the Depositor, MFS Fund Distributors, Inc. and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-05037, filed on March 29, 2000);

(3)(b)
Principal Underwriting Agreement between Sun Life Insurance and Annuity Company of New York and Clarendon Insurance Agency, Inc., dated February 1, 2003 (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Registration Statement on Form N-4, File No. 333-100475, filed on May 1, 2009);

(3)(c)(i)
Specimen Sales Operations and General Agent Agreement (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-05037, filed on March 29, 2000);

(3)(c)(ii)
Specimen Broker-Dealer Supervisory and Service Agent Agreement (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-05037, filed on March 29, 2000);

(3)(c)(iii)
Specimen Broker-Dealer Supervisory and Service Agent Agreement (Type 4) (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-05037, filed on March 29, 2000);

(3)(d)(i)
Administrative Services Agreement by and between Sun Life Assurance Company of Canada, Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York, dated November 21, 2000 (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account D on Form N-6, File No. 333-105437, filed on May 21, 2003);

(3)(d)(ii)
Amendment No. 1, dated January 1, 2002, to the Administrative Services Agreement by and between Sun Life Assurance Company of Canada, Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York, dated November 21, 2000 (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-119151, filed on May 2, 2005);

(4)(a)
Specimen Flexible Payment Deferred Combination Variable and Fixed Individual Annuity Contract (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-100474, filed on December 30, 2002);

(4)(b)
Specimen Sun Income Riser III Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract filed as Exhibit (4)(a) (Incorporated herein by reference to the Registration Statement on Form N-4, File No. 333-171640, filed on January 11, 2011);

(5)
Specimen Application used with the variable annuity contract filed as Exhibit (4) (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-100474, filed on December 30, 2002);

(6)	Charter and By-Laws of the Depositor (Incorporated herein by reference to the Depositor's Quarterly Report on Form 10-Q, File No. 333-01079, filed on May 14, 2004);

(7)	Not Applicable;

(8)(a)
Amended and Restated Participation Agreement by and among MFS/Sun Life Services Trust, Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, and Massachusetts Financial Services Company (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-107983, filed on May 28, 2004);

(8)(b)
Participation Agreement dated April 17, 2000 by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun Life Insurance and Annuity Company of New York on behalf of itself and its separate accounts, and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-4, File No. 333-67864, filed on November 6, 2002);

(8)(c)
Amended and Restated Participation Agreement dated December 18, 2004, by and among Sun Capital Advisers Trust, Sun Capital Advisers, Inc., Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to Post-Effective Amendment No. 8 to Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4, File No. 333-83516, filed on April 28, 2005);

(8)(d)
Amended and Restated Participation Agreement dated September 1, 2004 among Variable Insurance Products Funds, Fidelity Distributors Corporation and Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-119151, filed on May 2, 2005);

(8)(e)
Participation Agreement dated September 1, 2001 by and among Sun Life Insurance and Annuity Company of New York, Clarendon Insurance Agency, Inc., Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4, File No. 333-67864, filed on November 6, 2002);

(8)(f)
Participation Agreement dated February 17, 1998 by and among Lord Abbett Series Fund Inc., Lord Abbett & Co., and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4, File No. 333-67864, filed on November 6, 2002);

(8)(g)
Participation Agreement dated September 16, 2002 by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to Registration Statement of KBL Variable Account A on Form N-4, File No. 333-102278, filed on December 31, 2002);

(8)(h)
Participation Agreement among MFS Variable Insurance Trust, Sun Life Insurance and Annuity Company of New York, on behalf of itself and its Separate Accounts, and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to the Registration Statement of KBL Variable Account A on Form N-4, File No. 333-102274, filed on December 31, 2002);

(8)(i)
Participation Agreement among Oppenheimer Variable Account Funds, Oppenheimerfunds, Inc. and Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-107983, filed on May 28, 2004);

(8)(j)
Participation Agreement Among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, PIMCO Variable Insurance Trust, and PIMCO Funds Distributors LLC (Incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-112506, filed on February 5, 2004);

(8)(k)
Participation Agreement dated February 15, 2005 among Nations Separate Account Trust, BACAP Distributors, LLC, Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to Post-Effective Amendment No. 8 to Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4, File No. 333-83516, filed on April 28, 2005);

(8)(l)
Participation Agreement, dated December 3, 2007, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, Lazard Asset Management Securities LLC, and Lazard Retirement Series, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4, File No. 333-83516, filed on February 12, 2008);

(8)(m)
Participation Agreement, dated May 1, 2004, by and among Sun Life Insurance and Annuity Company of New York, The Universal Institutional Funds, Inc., Morgan Stanley & Co. Incorporated and Morgan Stanley Investment Management Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement of Sun Life (NY) Variable Account J on Form N-6, File No. 333-136435, filed on January 18, 2007);

(9)	Opinion and Consent of Counsel as to legality of securities being registered; *

(10)	Consent of Independent Registered Public Accounting Firm; To be filed by Amendment

(11)	None;

(12)	Not Applicable;

(13)
Schedule for Computation of Performance Quotations (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4, File No. 333-05037, filed on April 27, 1998);

(14)	Not Applicable;

(15)(a)	Powers of Attorney (included as part of the signature page);

(15)(b)
Resolution of the Board of Directors of the depositor dated March 26, 2008, authorizing the use of powers of attorney for Officer signatures (Incorporated herein by reference to Post-Effective Amendment No. 17 to the Registration Statement on Form N-4, File No. 333-107983, filed on February 27, 2009);

(16)
Organizational Chart (Incorporated herein by reference to Post-Effective Amendment No. 38 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4, File No. 333-83516, filed on April 27, 2010).

* Filed herewith

Item 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal Business Address*	Positions and Offices With Depositor

Scott M. Davis Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and General Counsel and Director

John T. Donnelly Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director

Ronald H. Friesen Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and Chief Financial Officer and Treasurer and Director

Leila Heckman Mesirow Financial 405 Lexington Avenue, 40th Floor New York, NY 10174	Director

Donald B. Henderson, Jr. Dewey & LeBoeuf LLP 125 West 55th Street New York, NY 10019	Director

Michael K. Moran Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director

Peter R. O'Flinn 344 Cream Hill Road West Cornwall, CT 06796	Director

Westley V. Thompson Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	President, SLF U.S. and Director and Chairman

Barbara Z. Shattuck Shattuck Hammond Partners LLC 630 Fifth Avenue, Suite 2950 New York, NY 10019	Director

Michael E. Shunney Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director and Senior Vice President and General Manager, Employee Benefits Group

David K. Stevenson 47 Village Avenue, Unit 301 Dedham, MA 02026	Director

Janet V. Whitehouse Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Director and Senior Vice President and General Manager, Individual Life Insurance

Michael S. Bloom Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Assistant Vice President and Senior Counsel and Secretary

Priscilla S. Brown Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and Head of U.S. Marketing

Stephen L. Deschenes Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and General Manager, Annuities

Larry R. Madge Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Senior Vice President and Chief Actuary

Terrence J. Mullen Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	President, Sun Life Financial Distributors

Stephen C. Peacher Sun Life Assurance Company of Canada 150 King Street West Toronto, ON M5H 1J9	Executive Vice President and Chief Investment Officer

Sean N. Woodroffe Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Vice President, Human Resources

John R. Wright Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, MA 02481	Executive Vice President, Sun Life Financial U.S. Operations

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of Sun Life Insurance and Annuity Company of New York, a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), which is ultimately controlled by Sun Life Financial Inc.

The organization chart of Sun Life Financial is incorporated by reference to Post-Effective Amendment No. 38 to the Registration Statement on Form N-4 of Sun Life of Canada (U.S.) Variable Account F, File No. 333-83516, filed April 27, 2010.

None of the companies listed in such Exhibit 16 is a subsidiary of the Registrant; therefore, the only financial statements being filed are those of Sun Life Insurance and Annuity Company of New York.

Item 27. NUMBER OF CONTRACT OWNERS

None.

Item 28. INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sun Life Insurance and Annuity Company of New York pursuant to the certificate of incorporation, by-laws, or otherwise, Sun Life (N.Y.) has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sun Life (N.Y.) of expenses incurred or paid by a director, officer, or controlling person of Sun Life (N.Y.) in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sun Life (N.Y.) will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. PRINCIPAL UNDERWRITERS

(a) Clarendon Insurance Agency, Inc., which is a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), acts as general distributor for the Registrant, Sun Life of Canada (U.S.) Variable Accounts C, D, E, F, G, I, and K, Keyport Variable Account A, KMA Variable Account, Keyport Variable Account I, KBL Variable Account A, KBL Variable Annuity Account, Sun Life (N.Y.) Variable Accounts A, B, D, J, and N, and Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, and Total Return Variable Account.

(b)	Name and Principal	Position and Offices
	Business Address*	with Underwriter

	Terrance J. Mullen	President and Director
	Scott M. Davis	Director
	Ronald H. Friesen	Director
	Michael S. Bloom	Secretary
	Ann B. Teixeira	Assistant Vice President, Compliance
	Kathleen T. Baron	Chief Compliance Officer
	William T. Evers	Assistant Vice President and Senior Counsel
	Jane F. Jette	Financial/Operations Principal and Treasurer
	Michelle D'Albero	Counsel
	Matthew S. MacMillen	Tax Officer

*The principal business address of all directors and officers of the principal underwriter, is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

(b) Inapplicable.

Item 30. LOCATION OF ACCOUNTS AND RECORDS

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Sun Life Insurance and Annuity Company of New York, in whole or in part, at its Home Office at 60 East 42nd Street, Suite 1115, New York, New York 10165, at the offices of Clarendon Insurance Agency, Inc. at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, or at the offices of Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

Item 31. MANAGEMENT SERVICES

Not Applicable.

Item 32. UNDERTAKINGS

The Registrant hereby undertakes:

(a)
To file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted;

(b)
To include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an Applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information;

(c)	To deliver any Statement of Additional Information and any financial statements required to be made available under SEC Form N-4 promptly upon written or oral request.

(d)
Representation with respect to Section 26(f)(2)(A) of the Investment Company Act of 1940: Sun Life (N.Y.) represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

The Registrant is relying on the no-action letter issued by the Division of Investment Management of the Securities and Exchange Commission to American Council of Life Insurance, Ref. No. IP-6-88, dated November 28, 1988, the requirements for which have been complied with by the Registrant.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the Town of Wellesley Hills, and Commonwealth of Massachusetts on this 4th day of January, 2011.

SUN LIFE (N.Y.) VARIABLE ACCOUNT C
(Registrant)

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(Depositor)

By: /s/ Westley V. Thompson
Westley V. Thompson
President, SLF U.S.

Attest:	/s/ Sandra M. DaDalt
Sandra M. DaDalt
Assistant Vice President and Senior Counsel

We the undersigned officers and directors of Sun Life Insurance and Annuity Company of New York hereby constitute and appoint Susan J. Lazzo, Michael S. Bloom, James J. Klopper, Sandra M. DaDalt, and Elizabeth B. Love, and each of them singly, our attorneys-in-fact, with full power to any of them, to sign, for each of us, in our names and in the capacities indicated below, the Registration Statement of Sun Life Insurance and Annuity Company of New York on Form N-4 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement under the Securities Act of 1933 and to deliver and file the same, with exhibits thereto, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with the Depositor, Sun Life Insurance and Annuity Company of New York, and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Westley V. Thompson	President, SLF U.S. and Director	January 4, 2011
Westley V. Thompson	(Principal Executive Officer)

/s/ Ronald H. Friesen	Vice President and Chief Financial Officer and	January 4, 2011
Ronald H. Friesen	Treasurer and Director
(Principal Financial Officer)

/s/ Douglas C. Miller	Vice President and Controller	January 4, 2011
Douglas C. Miller	(Principal Accounting Officer)

/s/ Scott M. Davis	Director	January 4, 2011
Scott M. Davis

/s/ John T. Donnelly	Director	January 4, 2011
John T. Donnelly

/s/ Leila Heckman	Director	January 4, 2011
Leila Heckman

/s/ Donald B. Henderson	Director	January 4, 2011
Donald B. Henderson, Jr.

/s/ Michael K. Moran	Director	January 4, 2011
Michael K. Moran

/s/ Peter R. O’Flinn	Director	January 4, 2011
Peter R. O'Flinn

/s/ Barbara Z. Shattuck	Director	January 4, 2011
Barbara Z. Shattuck

/s/ Michael E. Shunney		January 4, 2011
Michael E. Shunney	Director

/s/ David K. Stevenson
David K. Stevenson	Director	January 4, 2011

/s/ Janet V. Whitehouse
Janet V. Whitehouse	Director	January 4, 2011

EXHIBIT INDEX

(9)	Opinion and Consent of Counsel as to legality of securities being registered